   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                               ----------------

                                    FORM 10

                  FILED PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                           UNISOURCE WORLDWIDE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

              DELAWARE                                 13-5369500
   (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

         825 DUPORTAIL ROAD                            19087-5589
         WAYNE, PENNSYLVANIA                           (ZIP CODE)
   (ADDRESS OF PRINCIPAL EXECUTIVE
              OFFICES)

       Registrant's telephone number, including area code: (610) 296-8000

       Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS TO BE REGISTERED      NAME OF EACH EXCHANGE ON WHICH EACH
     COMMON STOCK, NO PAR VALUE                CLASS IS TO BE REGISTERED
                                                NEW YORK STOCK EXCHANGE
                                              PHILADELPHIA STOCK EXCHANGE
                                                 CHICAGO STOCK EXCHANGE

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           UNISOURCE WORLDWIDE, INC.

                 INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

 ITEM
 NO.         ITEM CAPTION               LOCATION IN INFORMATION STATEMENT
 ----        ------------               ---------------------------------
  1.  Business.................   "Summary;" "Management's Discussion and
                                  Analysis of Financial Condition and Results
                                  of Operations" and "Business."
  2.  Financial Information....   "Summary;" "Pro Forma Consolidated Financial
                                  Information;" "Selected Financial Data" and
                                  "Management's Discussion and Analysis of
                                  Financial Condition and Results of
                                  Operations."
  3.  Properties...............   "Business."
  4.  Security Ownership of
       Certain Beneficial         "Security Ownership of Unisource Common Stock
       Owners and Management...   By Certain Beneficial Owners, Directors and
                                  Executive Officers."
  5.  Directors and Executive     "Management" and "Description of Capital
       Officers................   Stock--Limited Liability and Indemnification
                                  Provisions."
  6.  Executive Compensation...   "Management."
  7.  Certain Relationships and
       Related Transactions....   "Summary;" "The Spin-Off" and "Arrangements
                                  Between Alco and Unisource Relating to the
                                  Spin-Off."
  8.  Legal Proceedings........   "Business."
  9.  Market Price of and
       Dividends on the
       Registrant's Common
       Equity and Related         "Summary;" "The Spin-Off" and "Dividend
       Shareholder Matters.....   Policy."
 10.  Recent Sales of             Not Applicable.
       Unregistered
       Securities..............
 11.  Description of
       Registrant's Securities
       to be Registered........   "Description of Capital Stock."
 12.  Indemnification of          "Description of Capital Stock--Limited
       Directors and Officers..   Liability and Indemnification Provisions."
 13.  Financial Statements and
       Supplementary Data......   "Summary;" "Pro Forma Consolidated Financial
                                  Information;" "Selected Financial Data;"
                                  "Management's Discussion and Analysis of
                                  Financial Condition and Results of
                                  Operations" and "Index to Consolidated
                                  Financial Statements."
 14.  Changes in and
       Disagreements with
       Accountants on
       Accounting and Financial
       Disclosure..............   Not Applicable.
 15.  Financial Statements and
       Exhibits Financial         "Consolidated Financial Statements" and
       Statements and             "Exhibit List."
       Schedules...............

                          ALCO STANDARD CORPORATION'S

                                  SPIN-OFF OF

                           UNISOURCE WORLDWIDE, INC.

                                      LOGO

                    THROUGH A 100% COMMON STOCK DISTRIBUTION

Fellow Stockholders,

  Earlier this year, the Board of Directors of Alco Standard Corporation announced that it planned to separate its two principal businesses into two publicly-owned companies through a Spin-Off by distributing all of the shares of common stock of Unisource Worldwide, Inc. to Alco shareholders. I am pleased to announce that the Spin-Off will occur on December 31, 1996.

  If you own Alco common stock as of the close of business on December 13, 1996, you will receive one share of Unisource Common Stock for every two shares of Alco common stock that you own. You should receive these Unisource shares in January of 1997. The Spin-Off will be tax-free to U.S. shareholders.

  No Alco shareholder action is necessary. You do not need to surrender shares of Alco common stock to receive Unisource Common Stock in the Spin-Off. The number of shares of Alco common stock you own will not change as a result of the Spin-Off. Unisource Common Stock will trade on the New York Stock Exchange under the UWW symbol.

  This document provides you with detailed information about Unisource and the Spin-Off. We are enthusiastic about the Spin-Off and our separate public status. We encourage you to read this document carefully to learn more about Unisource, the Spin-Off and our future plans.

                                          Sincerely,


                                        LOGO
                                          Ray B. Mundt
                                          Chairman and Chief Executive Officer
                                          Unisource Worldwide, Inc.

November 26, 1996

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
SUMMARY..................................................................  iii
  Introduction...........................................................  iii
  Questions and Answers About the Spin-Off and Unisource.................  iii
  What We Have Already Accomplished to Prepare for the Spin-Off..........   vi
  Key Terms of the Spin-Off Transaction.................................. viii
  Who Can Help Answer Your Questions.....................................   ix
  Unisource Worldwide, Inc...............................................    x
  Strategy...............................................................  xii
  Alco Standard Corporation.............................................. xiii
  Summary Consolidated Financial Data....................................  xiv
RISK FACTORS.............................................................    1
  Competition............................................................    1
  Quarterly Fluctuations in Operating Results; Sensitivity to Paper Pric-
   es....................................................................    1
  Leverage and Debt Service Obligations..................................    1
  Delay in Implementing Information Technology System....................    2
  No Operating History as an Independent Company.........................    2
  No Prior Market for Unisource Common Stock; Shares Available for Future
   Sale..................................................................    2
  Certain Antitakeover Provisions........................................    2
FORWARD-LOOKING INFORMATION..............................................    3
THE SPIN-OFF.............................................................    4
  Background and Reasons for the Spin-Off................................    4
  Manner of Effecting the Spin-Off.......................................    4
  No Issuance of Fractional Shares.......................................    5
  Results of the Spin-Off................................................    5
  Tax Consequences of the Spin-Off.......................................    5
  Listing and Trading of Unisource Common Stock..........................    6
  Conditions; Termination................................................    6
  Reasons for Furnishing this Document...................................    7
ARRANGEMENTS BETWEEN ALCO AND UNISOURCE RELATING TO THE SPIN-OFF.........    7
  Distribution Agreement.................................................    7
  Benefits Agreement.....................................................    8
  Tax Sharing Agreement..................................................    9
CAPITALIZATION...........................................................   10
DIVIDEND POLICY..........................................................   10
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.............................   11
SELECTED FINANCIAL DATA..................................................   14
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................   15
  General................................................................   15
  Results of Operations..................................................   15
  Fiscal 1996 Compared to Fiscal 1995....................................   15
  Fiscal 1995 Compared to Fiscal 1994....................................   17
  Financial Condition and Liquidity......................................   17
  Quarterly Results......................................................   19

                                                                            PAGE
                                                                            ----
BUSINESS..................................................................   20
  Introduction............................................................   20
  Customers and Products..................................................   20
  Strategy................................................................   21
  Sources of Supply.......................................................   22
  Competition.............................................................   22
  International Operations................................................   23
  Acquisitions............................................................   23
  Business Transformation and Information Technology System...............   24
  Employees...............................................................   24
  Proprietary Matters.....................................................   24
  Environmental Regulation................................................   25
  Legal Proceedings.......................................................   25
  Properties..............................................................   25
MANAGEMENT................................................................   26
  Directors...............................................................   26
  Executive Officers......................................................   27
  Summary of Executive Compensation.......................................   28
  Option Grants...........................................................   29
  Option Exercises........................................................   30
  Long-Term Incentive Compensation Plan Awards............................   30
  William Leith Separation and Consulting Agreement.......................   31
  Stock Option Plan.......................................................   31
  Long-Term Incentive Compensation Plan Description.......................   32
  Annual Bonus Plan.......................................................   33
  Pension Plan and Supplemental Retirement Plan...........................   33
  Deferred Compensation Plans.............................................   34
  Retirement Savings Plan.................................................   35
  Partners' Stock Purchase Plan...........................................   35
  Director Compensation...................................................   35
  Loan Program............................................................   36
SECURITY OWNERSHIP OF UNISOURCE COMMON STOCK BY CERTAIN BENEFICIAL OWNERS,
 DIRECTORS AND EXECUTIVE OFFICERS OF UNISOURCE............................   38
DESCRIPTION OF CAPITAL STOCK..............................................   40
  Introduction............................................................   40
  Authorized and Outstanding Capital Stock................................   40
  Unisource Common Stock; Delaware Antitakeover Provisions................   40
  Preferred Stock.........................................................   41
  Certain Antitakeover Provisions--Unisource Certificate and By-laws......   41
  Stockholder Rights Plan.................................................   43
  Limited Liability and Indemnification Provisions........................   45
DESCRIPTION OF CREDIT FACILITY............................................   47
ADDITIONAL INFORMATION....................................................   49
INDEX TO UNISOURCE WORLDWIDE, INC. CONSOLIDATED FINANCIAL STATEMENTS......  F-1

                                    SUMMARY

  This summary highlights selected information from this document, but does not contain all details concerning the Spin-Off or Unisource, including information that may be important to you. To better understand the Spin-Off and Unisource, you should carefully review this entire document. References in this document to "we," "us," "our" or "Unisource" mean Unisource Worldwide, Inc. and its subsidiaries and divisions. References in this document to "Alco" mean Alco Standard Corporation and its subsidiaries and divisions. References in this document to Alco Stock mean Alco common stock.

                                  INTRODUCTION

  The Spin-Off culminates a ten-month process in which the Alco Board and executives and employees of Alco and Unisource worked diligently to separate Alco and Unisource into two publicly traded companies. We did this in order to eliminate competitive conflict at the customer level and create direct investment opportunities in two industry leaders. The Alco Board firmly believes that this action is in the best interest of shareholders and should further growth and opportunities for Alco and Unisource. To provide you with a better understanding of the Spin-Off and Unisource, we have highlighted information within this Summary to take you through the Spin-Off process and provide highlighted information about Unisource. We also have included cross-references in the Summary to other portions of the document to help you find more detailed information about Unisource and the Spin-Off. We encourage you to read the entire document.

                          QUESTIONS AND ANSWERS ABOUT
                           THE SPIN-OFF AND UNISOURCE

HOW COULD I BENEFIT FROM      DIRECT INVESTMENT IN TWO INDUSTRY LEADERS. The
THE SPIN-OFF?                 Spin-Off will give you a direct investment in two
                              industry leaders: Alco's IKON Office Solutions,
                              Inc., which has the largest network of
                              independent copier and office equipment dealers in North America and the United Kingdom; and Unisource, which is the largest marketer and distributor of printing and imaging and supply systems products and services in North America.

                              FOCUSED PERFORMANCE. Alco believes that, following the Spin-Off, the financial markets will be able to focus on the individual strengths of Alco and Unisource and more accurately evaluate the performance of each distinct business compared to companies in the same or similar businesses. Management of each company will be able to concentrate its attention and financial resources on its core business. Each company will be able to pursue market share growth opportunities without internal competitive conflict. Separate Alco and Unisource incentive compensation arrangements for key employees, directly related to the performance of Alco Stock and Unisource Common Stock, will provide enhanced direct incentives for performance.

                              DIRECT ACCESS TO CAPITAL. The Spin-Off will give each company direct access to capital markets and stock-based acquisition currency to finance expansion and growth opportunities.

WHY IS ALCO SEPARATING        COMPETITIVE CONFLICT. The Alco Board determined
IKON AND UNISOURCE INTO       that the Spin-Off is necessary because of a
TWO SEPARATE PUBLIC           growing strategic conflict between IKON and
COMPANIES AT THIS TIME?       Unisource at the customer level. To capture
                              opportunities created by the availability of high volume, high-resolution copiers, IKON expanded its business to offer facilities management services, which include copy center, mailroom and other centralized office services for corporate customers. IKON's facilities management centers solicit substantial business from the local community and compete with commercial printers and office superstores, which are Unisource customers. This has produced the threat of lost
                              Unisource business from large, established
                              Unisource fine paper accounts and has reduced
                              Unisource's ability to gain additional market share in the fine paper market. Therefore, the Alco Board concluded that the Spin-Off was necessary to maximize opportunity for both companies.

WHAT DO I HAVE TO DO TO       NOTHING. No proxy or vote is necessary for the
PARTICIPATE IN THE SPIN-      Spin-Off. If you own Alco Stock as of the close
OFF?                          of business on December 13, 1996, Unisource
                              Common Stock will be mailed to you or credited to your brokerage account in January 1997. You need not mail in Alco Stock certificates to receive
                              Unisource Common Stock certificates. You will not receive new Alco Stock certificates.

PLEASE EXPLAIN THE            ONE-FOR-TWO. One share of Unisource Common Stock
DISTRIBUTION RATIO.           will be distributed in the Spin-Off for every two
                              shares of Alco Stock owned as of December 13, 1996.

                              Example: If you own 100 shares of Alco Stock as of the close of business on December 13, 1996, you will receive 50 shares of Unisource Common Stock through the Spin-Off.

WILL MY DIVIDENDS CHANGE?     NO OVERALL CHANGE IN DIVIDEND POLICY IS
                              EXPECTED. Before the Spin-Off, Alco paid a $.14 per share quarterly dividend. After the Spin-Off and after giving effect to the distribution ratio, there will be no change in the overall dividend rate. Unisource will declare an initial quarterly dividend of $.20 per share and Alco will declare an initial quarterly dividend of $.04 per share.

                              Example: If you owned 100 shares of Alco Stock before the Spin-Off, your last quarterly Alco dividend would have been $14.00 (or 100 shares x $.14). Assuming you maintain a constant number of shares of Alco Stock, after the Spin-Off you will receive the same $14.00 in two checks: $10.00 from Unisource (50 shares x $.20) and $4.00 from Alco (100 shares x $.04 ).

WILL SHARES TRADE ANY         YES, DURING PART OF DECEMBER 1996. We expect that
DIFFERENTLY AS A RESULT OF    a temporary form of interim trading called "when-
THE SPIN-OFF?                 issued trading" will occur for Unisource Common
                              Stock on or before December 13, 1996 and will continue through December 31, 1996. A when-issued listing can be identified by the "wi" letters next to Unisource Common Stock on the New York
                              Stock Exchange. If when-issued trading develops, you may buy Unisource Common Stock in advance of the December 31, 1996 Spin-Off. You may also sell
                              Unisource Common Stock in advance of such date on a when-issued basis. During this time, Alco Stock will continue to trade on a regular basis and may also trade on a when-issued basis, reflecting an assumed post-Spin-Off value for Alco Stock. Alco
                              Stock when-issued trading, if available, could last from December 11, 1996 through December 31,
                              1996. If this occurs, an additional listing for Alco Stock, followed by the "wi" letters, will appear on the New York Stock Exchange. When-issued trading occurs in order to develop an orderly market and trading price for Unisource
                              Common Stock (and possibly Alco Stock) after the
                              Spin-Off. There may be temporary slight
                              differences between the combined value of when-issued Unisource Common Stock and when-issued
                              Alco Stock versus the regular price of Alco Stock during this period.

IS THE SPIN-OFF TAXABLE FOR   NO. The IRS has ruled that the Spin-Off will be
U.S. TAX PURPOSES?            tax-free, except for taxes on cash received
                              instead of a fractional share. In January of 1997, Alco will send a letter to shareholders that will explain the way to allocate tax basis between Alco Stock and the Unisource Common Stock distributed in the Spin-Off. The allocation will be based upon average trading values for Alco
                              Stock and Unisource Common Stock as of December
                              31, 1996. To review tax consequences in detail, see pages 5 to 6.

WHAT ARE THE RISKS INVOLVED   The Unisource business is subject to risks
IN OWNING UNISOURCE COMMON    related to competition, fluctuations in quarterly
STOCK?                        results due to changes in paper prices, leverage
                              and debt service requirements and the delays associated with the implementation of a large scale information technology system. Unisource's separation from Alco presents certain additional risks because Unisource has never operated independently, Unisource Common Stock has no trading history or prior market and a large number of shares could be sold into the market at any given time. Unisource also has antitakeover provisions in place that could discourage or make more expensive a takeover attempt that is opposed by the Unisource Board. To review these factors in greater detail, see pages 1 to 3.

WILL ALCO AND UNISOURCE BE    Alco will no longer own any Unisource Common
RELATED IN ANY WAY AFTER      Stock after the Spin-Off. Alco and Unisource will
THE SPIN-OFF?                 not have common Board members after January 1997.
                              Alco has, however, entered into agreements with Unisource to define their ongoing relationship, to cooperate regarding past matters and to allocate responsibility for past obligations and certain obligations that might arise in the future. These agreements are described in greater detail on pages 7 to 9.

         WHAT WE HAVE ALREADY ACCOMPLISHED TO PREPARE FOR THE SPIN-OFF

BOARD APPOINTMENTS            Six current members of the Alco Board will serve
                              exclusively on the Unisource Board in January
                              1997 and none of these directors will continue service on the Alco Board after January 1997. See pages 26 to 27.

SENIOR MANAGEMENTAPPOINTMENTS The Alco Board enthusiastically appointed Ray
                              Mundt as Chairman and Chief Executive Officer of Unisource in August of 1996. Ray's prior Alco positions as President, Chief Executive Officer and/or Chairman for over 22 years provides an instant, invaluable wealth of chief executive experience. Ray will be supported by a management group which has extensive executive experience, including former Alco officers and senior executives previously responsible for Alco's Unisource subsidiary operations. See page 27.

ARRANGED $1 BILLION CREDIT FACILITY
                              We have $1 billion available in aggregate borrowings under a five-year unsecured revolving credit facility. We expect to use borrowings under this credit facility prior to December 13, 1996 to repay in full the then-outstanding intercompany debt payable to Alco. Intercompany debt as of November 8, 1996 was approximately $600 million, and this amount could increase or decrease before repayment based upon normal interim operating cash receipts and payments and acquisition funding requirements. See page 10 and pages 47 to 48.

ALCO CAPITAL CONTRIBUTIONS    Immediately prior to September 30, 1996,
                              Unisource owed Alco approximately $1 billion in intercompany debt, and Alco had $138 million in Unisource preferred stock and unpaid fiscal 1996 dividends on the preferred stock. On September
                              30, 1996, in anticipation of completing the Spin-
                              Off, Alco forgave $456 million of the
                              approximately $1 billion Unisource intercompany debt and returned to Unisource, as a capital contribution, the $138 million in preferred stock and related dividends. Unisource will repay Alco, before December 13, 1996, the remaining $554 million in intercompany debt plus any additional borrowings from Alco after September 30, 1996.
                              Intercompany debt was approximately $600 million as of November 8, 1996. See page 10.

U.S. TAX RULING               Alco filed for and successfully received a tax
                              ruling from the Internal Revenue Service concerning the Federal tax consequences of the Spin-Off. The tax ruling states that the distribution of Unisource Common Stock in the Spin-Off generally will be tax-free to Alco shareholders for Federal income tax purposes.
                              However, you may have to pay tax on a relatively limited amount of gain arising from cash that may be paid to you instead of fractional share interests. The cash payment and related tax consequences only apply if you owned an odd number or fractional number of shares of Alco
                              Stock on December 13, 1996.

                              The tax ruling also provides that Alco
                              shareholders should apportion their tax basis in Alco Stock held immediately before the Spin-Off between Alco Stock and the Unisource Common Stock received in the Spin-Off. We will be sending to shareholders a letter in January of 1997 that explains how to allocate your tax basis between Alco Stock and Unisource Common Stock received in the Spin-Off based upon their average values on December 31, 1996. See pages 5 to 6.

APPLIED FOR NEW YORK STOCKEXCHANGE LISTING
                              We expect that the Unisource Common Stock will begin trading on the New York Stock Exchange in December 1996. There is not currently a public market for Unisource Common Stock, although a "when-issued" trading market is expected to develop on or before December 13, 1996. We have applied to list the Unisource Common Stock on the New York Stock Exchange under the symbol UWW and regular trading will begin on January 2, 1997. See page 6.

                     KEY TERMS OF THE SPIN-OFF TRANSACTION


NO SHAREHOLDER                No action is required by Alco shareholders to
ACTION REQUIRED               receive Unisource Common Stock in the Spin-Off.
                              You do not need to surrender Alco Stock to receive Unisource Common Stock in the Spin-Off.
                              The number of shares of Alco Stock you own will not change as a result of the Spin-Off.

RECORD DATE                   You need to own Alco Stock as of close of
                              business on December 13, 1996 to receive
                              Unisource Common Stock in the Spin-Off.

DISTRIBUTION RATIO            You will receive one share of Unisource Common
                              Stock for every two shares of Alco Stock you owned as of the close of business on December 13, 1996.

SHARES TO BE DISTRIBUTED      All Unisource Common Stock owned by Alco will be
                              distributed in the Spin-Off. Based on 132,573,000 shares of Alco Stock outstanding as of November
                              8, 1996, approximately 66,286,500 shares of Unisource Common Stock will be distributed in the Spin-Off.

MAILING DATE                  The distribution agent will mail Unisource Common
                              Stock certificates to Alco shareholders on or about December 31, 1996.

NO FRACTIONAL SHARES          Fractional shares will not be distributed.
WILL BE ISSUED                Instead they will be aggregated and sold in the
                              public market by the distribution agent, and the aggregate net cash proceeds will be distributed equally to shareholders otherwise entitled to fractional interests. See page 5.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

Before the Spin-Off, shareholders of Alco with inquiries relating to the Spin-Off should contact:

          National City Bank Distribution     Alco Investor Relations
          Agent P.O. Box 92301-N Cleveland,   Department 825 Duportail Road
          OH 44193-0900 Telephone: (800) 622- Wayne, Pennsylvania 19087-5589
          6757                                Telephone: (610) 993-3662

After the Spin-Off, stockholders of Unisource with inquiries relating to their investment in Unisource Common Stock should contact:

                        Unisource Investor Relations Department
                        825 Duportail Road Wayne, Pennsylvania 19087-5589
                        Telephone: (610) 993-3609
The agent responsible for the distribution of Unisource Common Stock in the Spin-Off and acting as transfer agent and registrar for Unisource Common Stock after the Spin-Off is:

                        National City Bank
                        P.O. Box 92301-N Cleveland, Ohio 44193-0900 Telephone:
                        (800) 622-6757

                           UNISOURCE WORLDWIDE, INC.

DISTRIBUTION STRENGTH         Unisource is the largest marketer and distributor
                              of quality paper products in North America. We also are a leading North American distributor of paper and plastic shipping and foodservice supplies, sanitary maintenance supplies and equipment and packaging supplies and equipment
                              (collectively, "Supply Systems"). Our
                              distribution facilities are located throughout the United States, Canada and Mexico.

BUSINESSES AND MARKET SHARE   We serve a broad customer base by marketing and
                              distributing products and equipment that are manufactured by third parties. We distribute these products through two businesses: a business which markets and distributes quality papers to printers, publishers and corporate imaging customers ("Printing and Imaging"); and a Supply
                              Systems business, which distributes a wide range of paper and plastic products, sanitary maintenance supplies and equipment and packaging equipment and supplies, principally to manufacturers, food processors and grocery stores. We estimate that our Printing and Imaging business commands a 17% market share in the United States and a 50% market share in Canada.
                              We also compete with a large number of local and regional distributors in the fragmented Supply
                              Systems market and estimate that we have a 6% and 8% share in our Supply Systems markets in the United States and Canada.

FINANCIAL HIGHLIGHTS          For the fiscal year ended September 30, 1996,
                              Unisource generated approximately $7 billion in revenues and $184 million in operating income, excluding a $50 million restructuring charge. In fiscal 1996, our Printing and Imaging business accounted for approximately 68% of total revenues and our Supply Systems business accounted for approximately 32% of total revenues.

MARKETING FOCUS               Within our two businesses, we focus on five
                              target customer segments: commercial printers and publishers; business imaging customers;
                              manufacturers; food processors; and grocery stores. Each of the five target customer segments has dedicated customer service professionals, a separate sales force and, in some instances, specialty groups dedicated to satisfying each end user's specific needs.

PRINTING AND IMAGING          Our Printing and Imaging business is the leading
CUSTOMERS                     North American supplier of printing papers to
                              commercial printers, publishers and business forms manufacturers, which produce catalogs, brochures, advertising supplements, annual reports, business forms and direct mail advertising. We also provide a broad array of specialty and commodity papers and supplies to imaging customers, such as in-plant print facilities, quick printers, corporate copy centers, government institutions and other paper-intensive businesses.

SUPPLY SYSTEMS CUSTOMERS      Our Supply Systems business distributes a wide
                              variety of paper and plastic supplies, sanitary maintenance equipment and supplies and packaging equipment and supplies. While our customer base is broad, we have focused Supply Systems acquisition and marketing efforts mainly in the manufacturing, food processing and retail grocery markets. The products we distribute to manufacturers include shipping room supplies
                              (corrugated boxes, cushioning materials, tapes and labeling), packaging equipment and supplies, sanitary maintenance equipment and supplies and foodservice supplies. Food processing customers purchase films and food wraps, food containers, apparel for food service workers, refrigerants and sanitary maintenance supplies and equipment.
                              Retail grocery customers purchase food packaging equipment and supplies, containers and wraps for food, grocery bags and boxes, meat trays, wraps, liners and sanitary maintenance supplies and equipment.

                                    STRATEGY

  We intend to expand beyond our distribution strengths to become a leading marketing and logistics company that provides a broad array of Printing and Imaging and Supply Systems products and services to target customer markets.

        WHY                                  HOW

TO MINIMIZE OUR EXPOSURE TO THE CYCLICAL PAPERMARKET
                      ACCELERATE GROWTH IN SUPPLY SYSTEMS BUSINESSES. We want to expand through acquisitions and internal growth in the Supply Systems market. We believe we have significant opportunities to capture additional market share because the Supply Systems distribution market is now dominated by many smaller competitors that do not have Unisource's infrastructure, economies of scale, technological capability and breadth of product line. Supply Systems acquisitions and growth will establish greater revenue balance between our two principal businesses, reduce exposure to the cyclical business trends associated with the paper business and enhance overall gross margins. We will also continue to expand internationally, particularly in Canada and Mexico.

TO COMPETEBASED ON OURABILITY TO LOWER CUSTOMERS'OVERALL PURCHASECOSTS
                      ENHANCE OVERALL GROWTH AND EFFICIENCY THROUGH TRANSFORMATION. We are building an advanced information system network to track customer supply trends, monitor customer inventory levels, and determine future inventory needs at the time orders are placed. These services will allow customers to realize significant savings through more efficient management of working capital and work flow. These services also will encourage customers to outsource entire purchasing departments to Unisource. At the same time, we have consolidated numerous regions, facilities, operations and customer service departments to provide better service and marketing functions. We believe that the opportunities for growth arising out of the transformation program are significant for both of our businesses. The opportunity to "cross-sell" products and expertise across markets will present significant competitive advantages.

                      INCREASE MARKET SHARE THROUGH SEGMENTATION AND MORE EFFICIENT DELIVERIES. We intend to increase market share through aggressive sales and marketing techniques that focus on specific customer segments and by offering segment customers valuable procurement solutions through a combination of products and services. We also are implementing several software systems that will add both flexibility and efficiency to our distribution capabilities, so that we can make timely, accurate and cost-effective deliveries.
TO EXPAND OUR PRODUCT ANDSERVICE OFFERINGS TO MEET CURRENTAND FUTURE CUSTOMER NEEDS

                      EXPAND SALES TO NATIONAL ACCOUNTS. We believe that the developments in our technology and customer service capabilities, together with our distribution networks, will attract large multi-location customers seeking to consolidate suppliers and procurement activities. These national accounts should provide a consistent and profitable revenue stream. In fiscal 1996, Unisource had approximately $400 million in sales to national accounts.

                           ALCO STANDARD CORPORATION

  Prior to the Spin-Off, Alco conducted two principal businesses: Unisource's businesses; and the office solutions business of IKON, which is described below and was formerly referred to as Alco Office Products, Inc. After Alco announced that it intended to complete the Spin-Off, Alco began to report the results of Unisource as discontinued operations. For comparison purposes, based upon prior presentations before this change in reporting, Alco's fiscal 1996 consolidated revenues would have been $11.1 billion and fiscal 1996 operating income would have been $566 million, excluding the Unisource $50 million restructuring charge. During the following fiscal years, based upon prior presentations before the change in reporting and excluding restructuring costs, Unisource and IKON results represented the following percentages of overall Alco results:

                                                                  1994  1995  1996
                                                                  ----  ----  ----
   Unisource revenues............................................  72%   71%   63%
   IKON revenues.................................................  28%   29%   37%
   Unisource operating income....................................  45%   47%   36%
   IKON operating income.........................................  55%   53%   64%

IKON OFFICE SOLUTIONS, INC.

  IKON sells, rents and leases photocopiers, fax machines and other automated office equipment. These products are used in both traditional and integrated office environments. IKON also provides equipment service and supplies, equipment financing and facilities management and specialized document copying services.

  IKON has locations throughout the United States and Canada and in Europe (primarily in the United Kingdom). IKON operates the largest network of independent copier and office equipment dealers in North America and in the United Kingdom. More recently, IKON has built upon these strengths to expand into outsourcing and networking services, providing one-stop shopping to customers who seek quality, accessible office productivity solutions.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  We are providing the following summary financial information of Unisource to highlight selected financial information for your benefit. We derived this information from the audited financial statements of Unisource for each of the fiscal years shown below and the unaudited pro forma consolidated financial information as of and for the fiscal year ended September 30, 1996. Because Unisource did not actually operate as an independent company during the periods depicted, Unisource may have recorded different results had it been operated separately. Therefore, the financial information presented below is not necessarily indicative of the results of operations or financial position that would have resulted if Unisource had been an independent company during the periods shown, or of Unisource's future performance as an independent company.

  The following information is only a summary and you should read it in conjunction with Unisource's financial statements and notes (beginning on page F-1 in the latter portion of this document), and the unaudited pro forma consolidated financial information and notes (on pages 11 to 13). We have presented unaudited pro forma financial information as of and for the year ended September 30, 1996 to give you a better picture of what our financial statements might have looked like if Unisource was operated independently during this period. Actual results may have differed from pro forma results if we were operated independently. You should not rely on the pro forma financial information as being indicative of results we would have had or future results after the Spin-Off. For selected historical financial information of Unisource for the five years ended September 30, 1996, see "Selected Financial Data" (on page 14). For a more detailed narrative explanation of the following results and conditions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" (on pages 15 to 19).

  Fiscal 1994 net income includes the cumulative effect of a change in the method of accounting for income taxes of $14 million upon the adoption of a new accounting standard. These benefits relate to the additional tax benefit on a fiscal 1993 restructuring charge which could not be recorded in fiscal 1993 under the accounting rules then in effect.

  Fiscal 1996 income from operations includes a $50 million restructuring charge ($32.5 million net of tax). Excluding the 1996 restructuring charge, pro forma earnings per share for fiscal 1996 would have been $1.30.

                                                               PRO FORMA FISCAL
                                                                  YEAR ENDED
                              FISCAL YEAR ENDED SEPTEMBER 30,   SEPTEMBER 30,
                              -------------------------------- ----------------
                                 1994       1995       1996          1996
                              ---------- ---------- ---------- ----------------
                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
Consolidated Information
  Revenues................... $  5,756.5 $  6,987.3 $  7,022.8     $7,022.8
  Income from operations.....      148.5      206.3      134.5        134.5
  Income before income tax-
   es........................      122.3      172.7      103.0         93.8
  Net income.................       88.5      105.2       60.0         54.4
  Pro forma earnings per
   share.....................        --         --         --      $    .81
  Pro forma common and common
   equivalent shares.........        --         --         --          67.0
  Total assets...............    1,720.0    2,019.0    2,191.7      2,191.7
  Long-term debt, including
   current portion...........       26.8       25.5       21.9        582.9
  Total stockholder's equi-
   ty........................      353.5      415.9      935.5        935.5

                                  RISK FACTORS

COMPETITION

  Our businesses operate within highly competitive markets. Our competitors include the distribution units of large paper manufacturers (e.g., International Paper's ResourceNet, Mead Corporation's Zellerbach and Champion International's Nationwide Paper) and independent distributors. While we are the largest distributor in this market, certain Printing and Imaging competitors, principally the distribution units of large paper manufacturers, may have greater total financial, purchasing and/or sourcing power than Unisource. In the more fragmented Supply Systems business, we compete with a large number of local and regional distributors, as well as distribution units of larger companies, including ResourceNet and Zellerbach. We believe that the principal competitive factors in these markets are responsiveness to customer needs, price, quality of customer service and the range of products maintained in inventory. We are responding to these competitive conditions by bundling products and services in order to meet all customers' Printing and Imaging and Supply Systems needs and by using our extensive distribution capabilities to attract national accounts which provide consistent and profitable revenue streams.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS; SENSITIVITY TO PAPER PRICES

  Our revenues and net income have fluctuated from quarter to quarter due to a combination of factors, including changes in pulp and paper prices (which may also affect demand for Printing and Imaging products), acquisition activity and the restructuring program. Changes in pulp and paper prices can significantly impact our Printing and Imaging business, which accounted for $4.8 billion (68%) and $666 million (59%) of our total revenues and gross profit during fiscal 1996. In fiscal 1995, average prices for Printing and Imaging products that we sold increased by more than 24% over average fiscal 1994 levels. By the end of fiscal 1996, prices for those same products declined by more than 16% compared to prices at fiscal 1995 year-end. For the three-year period ended September 30, 1996, paper prices for uncoated cut size (copy) and coated papers (our two greatest volume categories) ranged from $670 to $1,160 per ton and $1,175 to $1,500 per ton.

  In general, rising pulp and paper prices produce higher Unisource gross trading margins and therefore represent favorable market conditions for Unisource. This is especially true when market conditions allow us to quickly pass along increased supplier costs to customers and maintain gross trading margin percentage. When this percentage is maintained over a higher revenue base that is brought about by increased prices, our results usually improve. Increases in pulp and paper prices do not usually produce a proportionate increase in operating expenses except for sales commission expense, which is based on gross trading margins and therefore increases with higher paper prices. Declining pulp and paper prices negatively impact Unisource. This is true even when we maintain gross trading margin percentage and volumes, because constant volumes and trading margin percentages in a declining price environment will produce lower revenues and gross trading margins, in absolute terms, and we also have certain fixed expenses which impact results regardless of changes in pulp and paper prices. Changes in pulp and paper prices also may alter purchasing patterns and cause customers to defer paper purchases and/or deplete inventory levels until long-term price stability occurs.

  Although we do not produce paper products and are not directly exposed to related production and raw materials risks, industry overcapacity and overproduction by paper suppliers also could adversely affect our revenues and net income if these factors produce lower paper prices. In addition, while we have been successful in ultimately passing on the effects of price increases, there is sometimes a short lag from the time prices are increased by producers until we are able to effectively pass along these increased costs to our customers.

LEVERAGE AND DEBT SERVICE OBLIGATIONS

  As of September 30, 1996, after giving pro forma effect to the Spin-Off and an initial borrowing under Unisource's $1 billion unsecured credit facility (the "Credit Facility") to repay outstanding intercompany debt payable to Alco (the "Intercompany Debt") and certain other third-party debt as of September 30, 1996, Unisource's consolidated long-term debt would have been approximately $614 million. Unisource also expects to use future borrowings under the Credit Facility to, among other things, fund acquisition activity. While we believe that future operating cash flow, together with financing arrangements, will be sufficient to finance current operating requirements and that interest rate protection agreements will reduce, in part, our exposure to increasing interest rates, it is possible that our leverage and debt service requirements may make us more vulnerable to economic downturns.

DELAY IN IMPLEMENTING INFORMATION TECHNOLOGY SYSTEM

  We began an ambitious restructuring program in late fiscal 1993 and have made significant investments in the design, testing and implementation of a new information technology system. The system was originally scheduled to begin operating in 1995, but we delayed implementation to allow for additional enhancements to the system and to better prepare our field operations for installation. We now expect to complete the system implementation by the end of fiscal 1999. While the information technology systems we currently use are adequate to support our current operations, the new system will enable Unisource to realize cost savings through streamlined operating and financial functions, to increase responsiveness to customers and to enhance distribution efficiency. Any significant further delay in implementing this program or any significant difficulties in realizing the anticipated benefits of this program could adversely impact our operations and future financial results and condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Business Transformation and Information Technology System."

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY

  We do not have an operating history as an independent public company and have historically relied on Alco for various financial, administrative and managerial expertise relevant to operating as an independent, public company. After the Spin-Off, we will maintain our own lines of credit and banking relationships, perform our own administrative functions and employ senior executives, including the former Chairman and Chief Executive Officer of Alco and other former officers of Alco, to manage Unisource. We believe, based upon current circumstances, that corporate administrative expenses to be incurred after the Spin-Off will not differ materially from corporate administrative expenses that were allocated to Unisource as reflected in our fiscal 1996 financial statements. However, effective October 1, 1996, Unisource will begin to incur greater interest expense. While we have been profitable as part of Alco, there can be no assurance that, as a stand-alone company, our future profits will be comparable to reported historical consolidated results before the Spin-Off. See "Pro Forma Consolidated Financial Information."

NO PRIOR MARKET FOR UNISOURCE COMMON STOCK; SHARES AVAILABLE FOR FUTURE SALE

  There has been no prior trading market for Unisource Common Stock and we cannot predict, estimate or give assurances about the trading prices for Unisource Common Stock before or after December 31, 1996. Until the Unisource Common Stock is fully distributed and an orderly market develops, the trading prices for Unisource Common Stock may fluctuate significantly. Prices for the Unisource Common Stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for Unisource Common Stock, investor perceptions of Unisource and its business, changes in pulp and paper prices, Unisource's results, Unisource's dividend policy and general economic and market conditions. The Unisource Common Stock distributed to Alco shareholders in the Spin-Off will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), except for securities received by persons who may be deemed affiliates of Unisource. See "The Spin-Off--Listing and Trading of Unisource Common Stock." The sale of a substantial number of shares of Unisource Common Stock after the Spin-Off could adversely affect the market price of the Unisource Common Stock.

CERTAIN ANTITAKEOVER PROVISIONS

  Provisions in the Unisource Certificate of Incorporation, By-laws and Stockholder Rights Plan and in the General Corporation Law of the State of Delaware may make more difficult or more expensive or discourage a tender offer, change in control or takeover attempt that is opposed by our Board of Directors. See "Description of Capital Stock--Unisource Common Stock; Delaware Antitakeover Provisions," "--Preferred Stock," "--Certain Antitakeover Provisions--Unisource Certificate and By-Laws" and "--Stockholder Rights Plan." In addition, provisions in the Unisource Tax Sharing Agreement with Alco, which are intended to preserve the tax-free status of the Spin-Off for Federal income tax purposes, could discourage certain takeover proposals or make them more expensive. See "Arrangements Between Alco and Unisource Relating to the Spin-Off--Tax Sharing Agreement."

                          FORWARD-LOOKING INFORMATION

  This document contains, and other materials filed or to be filed by Unisource with the Securities and Exchange Commission (the "Commission"), as well as information included in oral statements or other written statements made or to be made by Unisource, contain or will contain or include, disclosures which are forward-looking statements. These forward-looking statements address, among other things, strategic initiatives (including plans for transforming Unisource's business through new information technology systems, sales strategies, market growth plans and acquisition and margin enhancement initiatives, capital expenditure requirements and financing sources). See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Strategy," "--Acquisitions" and "--Business Transformation and Information Technology System." These forward-looking statements are based upon our current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and our future financial condition and results. These uncertainties and risks include, but are not limited to, those relating to conducting operations in a competitive environment; delays, difficulties and technological changes associated with a large-scale systems transformation project; acquisition activities (including uncertainties associated with projecting the use of Unisource Common Stock as acquisition currency when there has been no historic trading market for such stock and projecting future cash flows to finance cash-based acquisitions); leverage and debt service requirements (including sensitivity to fluctuations in interest rates); general economic conditions; and changes or volatility in pulp and paper prices. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Unisource.

                                  THE SPIN-OFF

BACKGROUND AND REASONS FOR THE SPIN-OFF

  The Alco Board of Directors has determined that the Spin-Off is in the best interests of Alco shareholders and is necessary because of a growing strategic conflict between IKON Office Solutions, Inc. ("IKON") and Unisource at the customer level. To capture opportunities created by the availability of high volume, high-resolution copiers, IKON expanded its business to offer facilities management services, which include copy center, mailroom and other centralized office services for corporate customers. IKON's facilities management centers solicit substantial business from the local community and compete with commercial printers and office superstores, which are Unisource customers. This has produced the threat of lost business from large, established Unisource fine paper accounts and has reduced Unisource's ability to gain additional market share in the fine paper market. Therefore, the Alco Board concluded that the Spin-Off was necessary to maximize opportunity for both companies.

  The Alco Board believes that the Spin-Off should be beneficial to each of Alco's current businesses, because, among other things, it will separate businesses with distinct financial, investment and operating characteristics so that each business can adopt strategies and pursue objectives more appropriate to its specific business plan than is possible under Alco's present combined structure. The Spin-Off will enable management of each company to concentrate its attention and financial resources on its core businesses, while also allowing each company's management to respond to the characteristics and competitive disciplines of its own industry segment.

  Following the Spin-Off, we will be able to more closely tie compensation incentives for our key employees to the performance of Unisource Common Stock. The value of Unisource Common Stock will more closely correspond to the performance of our employees. Consequently, Unisource and its stockholders should benefit from the positive effects of the closer link between Unisource's incentive compensation arrangements for key employees and Unisource Common Stock.

  The Spin-Off will also give Unisource direct access to capital markets and stock-based acquisition currency to finance expansion and growth opportunities. As part of Alco, Unisource has competed with IKON for capital to finance expansion and growth opportunities. As a separate entity, Unisource management will be in a better position to control capital funding and acquisition initiatives and the implementation of business strategies. Alco also believes that, following the Spin-Off, the financial markets will be able to focus on the individual strengths of Alco and Unisource and more accurately evaluate the performance of each distinct business compared to companies in the same or similar businesses.

MANNER OF EFFECTING THE SPIN-OFF

  The general terms and conditions relating to the Spin-Off are set forth in a Distribution Agreement between Alco and Unisource. See "Arrangements Between Alco and Unisource Relating to the Spin-Off--Distribution Agreement."

  Alco will effect the Spin-Off by delivering all of the outstanding shares of Unisource Common Stock to National City Bank, as distribution agent (the "Distribution Agent") for distribution to the holders of record of Alco Stock as of the close of business on December 13, 1996. The Spin-Off will be made on the basis of one share of Unisource Common Stock for every two shares of Alco Stock held as of the close of business on December 13, 1996 (the "Distribution Ratio"). The actual total number of shares of Unisource Common Stock to be distributed will depend on the number of shares of Alco Stock outstanding on December 13, 1996. The shares of Unisource Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See "Description of Unisource Capital Stock." It is expected that certificates representing shares of Unisource Common Stock will be mailed to Alco shareholders on or about December 31, 1996.

NO ISSUANCE OF FRACTIONAL SHARES

  No certificates or scrip representing fractional interests in shares of Unisource Common Stock ("Fractional Shares") will be issued to Alco shareholders as part of the Spin-Off. The Distribution Agent, acting as agent for the Alco shareholders otherwise entitled to receive in the Spin-Off certificates representing Fractional Shares, will aggregate and sell in the open market all Fractional Shares at then prevailing prices and distribute the net proceeds to the stockholders who are entitled to payment.

RESULTS OF THE SPIN-OFF

  After the Spin-Off, Unisource will be a separate public company. The number and identity of stockholders of Unisource immediately after the Spin-Off will be the same as the number and identity of shareholders of Alco on December 13, 1996. Immediately after the Spin-Off, Unisource expects to have approximately 15,000 holders of record of Unisource Common Stock and approximately 66,286,500 shares of Unisource Common Stock outstanding, based on the number of record shareholders and issued and outstanding shares of Alco Stock as of the close of business on November 8, 1996 and the Distribution Ratio. The actual number of shares of Unisource Common Stock to be distributed will be determined as of December 13, 1996 and could be affected by the conversion of Alco convertible preferred stock, which as of November 8, 1996 could have been converted into approximately 6,356,000 shares of Alco Stock. The Spin-Off will not affect the number of outstanding shares of Alco Stock or the rights of Alco shareholders.

TAX CONSEQUENCES OF THE SPIN-OFF

  United States Tax Consequences to Alco Shareholders. Alco has received a ruling (the "Tax Ruling") from the Internal Revenue Service (the "IRS") to the effect, among other things, that for Federal income tax purposes:

    1. The Spin-Off will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code").

    2. No gain or loss will be recognized by the Alco shareholders as a result of their receipt of Unisource Common Stock in the Spin-Off except for any cash received in lieu of Fractional Shares.

    3. In connection with the Spin-Off, a shareholder's tax basis in Alco Stock will be apportioned between Alco Stock and Unisource Common Stock received in the Spin-Off in accordance with relative fair market values of such shares at the time of the Spin-Off.

    4. The holding period of the Unisource Common Stock received in the Spin-Off will include the holding period of the Alco Stock with respect to which the Unisource Common Stock will be distributed, provided the Alco Stock is held as a capital asset on December 13, 1996.

  The Tax Ruling was issued based upon the accuracy of factual representations made by Alco and Unisource.

  Canadian Tax Consequences to Alco Shareholders. The Spin-Off will be considered to be a dividend for Canadian income tax purposes. The Income Tax Act requires a Canadian resident shareholder to include in income the amount of a dividend received. The amount of the dividend will be the fair market value of the shares of Unisource received on the date those shares are received by the shareholder. This dividend will be subject to the rules in the Income Tax Act applicable to dividends received from a foreign corporation and will not be eligible for the gross-up and credit rules applicable to a dividend from a taxable Canadian corporation.

  The Unisource Common Stock received through the Spin-Off will have a cost to a shareholder equal to the fair market value of the shares on the date those shares are received. The cost and adjusted cost basis of a shareholder's Alco shares will not change as a consequence of the Spin-Off.

  The foregoing is a general description of the material United States and Canadian tax consequences associated with the Spin-Off, and is not intended to address every shareholder's tax consequences and does not purport to address all tax consequences applying to every Alco shareholder. In particular, this summary description does not cover state, local, municipal, provincial or international tax consequences. Consequently, shareholders are strongly encouraged to consult their individual tax advisors for relevant particular tax consequences concerning the Spin-Off. In addition, shareholders residing outside of the United States or Canada are encouraged to seek tax advice regarding tax implications of the Spin-Off.

LISTING AND TRADING OF UNISOURCE COMMON STOCK

  There is not currently a public market for the Unisource Common Stock. Application has been made to list the Unisource Common Stock on the New York Stock Exchange. A when-issued trading market for Unisource Common Stock is expected to develop on or before about December 13, 1996. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the Unisource Common Stock may trade on a when-issued basis or after such time certificates are actually available or issued cannot be predicted. Until the Unisource Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly. The prices at which the Unisource Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, the depth and liquidity of the market for Unisource Common Stock, investor perception of Unisource and its business, changes in pulp and paper prices, Unisource's results, Unisource's dividend policy and general economic and market conditions. See "Dividend Policy."

  Alco Stock will continue to trade on a regular basis and may also trade on a when-issued basis, reflecting an assumed post-Spin-Off value for Alco Stock. Alco Stock when-issued trading, if available, could last from December 11, 1996 through December 31, 1996. Unisource and Alco understand that if Alco Stock when-issued trading is not available, the New York Stock Exchange will require that shares of Alco Stock that are sold or purchased from the period beginning on December 11, 1996, and ending on December 31, 1996, be accompanied by due-bills representing the Unisource Common Stock distributable with respect to such shares and that during such period neither the Alco Stock nor the due bills may be purchased or sold separately.

  The Transfer Agent and Registrar for the Unisource Common Stock will be National City Bank. For certain information regarding options to purchase Unisource Common Stock that will be granted in connection with the Spin-Off, see "Management--Stock Option Plan."

  Unisource Common Stock distributed to Alco shareholders in the Spin-Off will be freely transferable under the Securities Act, except for securities received by persons who may be deemed to be affiliates of Unisource pursuant to Rule 405 under the Securities Act. Persons who may be deemed to be affiliates of Unisource after the Spin-Off generally include individuals or entities that control, are controlled by, or are under common control with Unisource, and such persons include directors of Unisource. Persons who are affiliates of Unisource will be permitted to sell their shares of Unisource Common Stock received in the Spin-Off pursuant to Rule 144 under the Securities Act except for the holding period requirements of Rule 144 which are not applicable in this instance. As a result, Unisource Common Stock received by Unisource affiliates pursuant to the Spin-Off may be sold if certain provisions of Rule 144 under the Securities Act are complied with (e.g., the amount sold within a three-month period does not exceed the greater of one percent of the outstanding Unisource Common Stock or the average weekly trading volume for Unisource Common Stock during the preceding four week period and the securities are sold in "brokers' transactions" and in compliance with certain notice provisions under Rule 144).

CONDITIONS; TERMINATION

  It is expected that the Spin-Off will occur on December 31, 1996, provided

  (i) the Registration Statement on Form 10, including this document (the "Exchange Act Registration Statement"), under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed by Unisource with the Commission has been declared effective;

  (ii) a favorable response from the Staff of the Commission is issued with respect to Alco's no-action request concerning, among other things, whether the Spin-Off may be effected without registration of the Unisource Common Stock under the Securities Act;

  (iii) Unisource has borrowed under the Credit Facility to repay the Intercompany Debt; and

  (iv) the Tax Ruling shall not have been withdrawn or modified in any material respect.

See "Arrangements Between Alco and Unisource Relating to the Spin-Off-- Distribution Agreement."

REASONS FOR FURNISHING THIS DOCUMENT

  This document is being furnished by Alco solely to provide information to Alco shareholders who will receive Unisource Common Stock in the Spin-Off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Alco or Unisource. We believe that the information contained in this document is accurate as of the date on the cover. Changes may occur after that date, and neither Alco nor Unisource will update the information except as is required in the normal course of their respective public disclosure practices.

        ARRANGEMENTS BETWEEN ALCO AND UNISOURCE RELATING TO THE SPIN-OFF

  For the purpose of an orderly transition establishing Unisource as an independent company, Alco and Unisource have entered into certain agreements described in this section. The agreements summarized below have been filed as exhibits to the Exchange Act Registration Statement, which includes this document. The following descriptions include a summary of all material terms of these agreements but do not purport to be complete and are qualified in their entirety by reference to the filed agreements.

DISTRIBUTION AGREEMENT

  Unisource has entered into a distribution agreement with Alco (the "Distribution Agreement") providing for, among other things, the principal corporate transactions required to effect the Spin-Off, the conditions precedent to the Spin-Off (see "The Spin-Off--Conditions; Termination"), the allocation between Alco and Unisource of certain assets and liabilities, the settlement of intercompany accounts between Alco and Unisource, the common use of the existing Alco headquarters facility and certain equipment for a period of time after December 31, 1996 and certain other transition arrangements.

  ALLOCATION OF ASSETS AND LIABILITIES. The Distribution Agreement provides generally that all assets and liabilities that are associated exclusively with the business of Unisource will be transferred to or retained by Unisource. In addition, certain commonly used equipment will be allocated to Unisource, and liabilities and potential liabilities that relate to certain sold businesses formerly associated with the business of Unisource will be assumed by Unisource.

  Under the Distribution Agreement, Alco will retain sole responsibility for all external debt for borrowed money and other financings with the exception of the Credit Facility, approximately $9.4 million aggregate principal amount of industrial development bonds issued to finance the facilities of Unisource and certain capitalized lease obligations and other financings related to Unisource.

  The Distribution Agreement provides that all assets and liabilities of Alco that are not identified or described as being the property or responsibility of Unisource will remain the property or responsibility of Alco.

  CROSS-INDEMNIFICATION. Each of Alco and Unisource has agreed to indemnify, defend and hold harmless the other party and its subsidiaries and their respective directors, officers, employees and agents from and against any and all damage, loss, liability and expense arising out of or due to the failure of the indemnitor or its subsidiaries to pay, perform or otherwise discharge any of the liabilities or obligations for which it is responsible under the terms of the Distribution Agreement, which include, subject to certain exceptions, all liabilities and obligations arising out of the conduct or operation of their respective businesses before, on or after December 31, 1996. The Distribution Agreement includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of the claim or suit brought by a third party.

  HEADQUARTERS FACILITY; MANAGEMENT INFORMATION SYSTEMS. Under the Distribution Agreement, the land and buildings located at 825 Duportail Road, Wayne, Pennsylvania, presently owned by Alco and utilized as the corporate headquarters for Alco and Unisource (the "Headquarters Facility") will be held for sale, and ownership and responsibility for maintenance will remain with Alco for so long as Alco occupies the Headquarters Facility. Unisource will have the right to continue to use the Headquarters Facility until December 31, 1997 but prior to that date, upon notice to Alco, may terminate its occupancy and obligation to contribute to the costs of operation and maintenance.

  For so long as both Alco and Unisource occupy the Headquarters Facility, Unisource will be obligated to pay a ratable share (initially 40% and adjusted on April 1, 1997 and monthly thereafter based upon relative numbers of employees occupying the Headquarters Facility) of the cost of operations and maintenance of the Headquarters Facility, including real estate taxes and assessments, maintenance, insurance and normal repairs. If Alco terminates its occupancy of the Headquarters Facility while Unisource remains, Unisource will become responsible for 100% of such costs. Following the Spin-Off, Alco and Unisource will each be responsible for its own management information systems. Accordingly, the Distribution Agreement does not provide for performance of specific management information services by one party for the other. The Distribution Agreement does provide, however, for continued access, cooperation and support for a period of one year after December 31, 1996 and, in the case of certain computer equipment, up to two years after December 31, 1996. Under the Distribution Agreement, Alco will maintain ownership of existing software licenses. Unisource will be responsible for obtaining its own licenses, although Alco has agreed to reimburse Unisource up to $200,000 for these costs. Unisource believes that they can be obtained from existing licensors without material expense by Unisource. Additionally, Alco will maintain ownership of certain IBM computer equipment used in common with Unisource. For so long as both parties utilize the equipment, normal operating costs will be shared equally. If Alco or Unisource ceases to occupy the Headquarters Facility, Unisource will continue to have access to the equipment but will bear the cost of remote access. Unisource will have the right to purchase the equipment at book value if Alco elects to discontinue its own use and support.

  Based upon current circumstances, Unisource believes that the foregoing expenses to be incurred after September 30, 1996, on an annualized basis, will not produce a material future additional annual expense when compared to corporate administrative expenses that were allocated to Unisource in its fiscal 1996 financial statements. See "Pro Forma Consolidated Financial Information."

  INTERCOMPANY DEBT. The Distribution Agreement also provides for the repayment by Unisource to Alco of the Intercompany Debt. Outstanding balances shall bear interest from September 30, 1996 at a rate of 6.75% per annum. In calculating Intercompany Debt as of September 30, 1996, Unisource received a credit of $4 million in lieu of any interest in the Headquarters Facility or any proceeds of any sale thereof.

  OTHER EXPENSES OF SPIN-OFF. The Distribution Agreement provides that all costs and expenses incurred in connection with the consummation of the Spin-Off and the transactions contemplated thereby and in connection with the preparation, execution, delivery and implementation of the Distribution Agreement and the related agreements necessary to effectuate the Spin-Off, such as the Benefits Agreement and Tax Sharing Agreement described below, will be paid by Alco.

BENEFITS AGREEMENT

  Unisource and Alco have entered into an agreement which provides, among other things, that the wages, salaries and employee benefits of all employees of Unisource (including present employees and, principally with respect to certain retiree health and life insurance liabilities, past employees) will be the responsibility of Unisource (the "Benefits Agreement"). Generally, Unisource's obligation to provide benefits will include all obligations with respect to Unisource employees under pension plans, savings plans, multiemployer plans, welfare plans, retiree medical plans, supplemental benefit plans, certain deferred compensation plans, incentive plans, stock-based plans and other plans covering Unisource employees and will include liabilities that arose while the individuals were employed by Alco. The Benefits Agreement requires Alco to reimburse Unisource for a portion of any payments made by Unisource to former Unisource employees under Alco's 1985, 1991 and 1994 deferred compensation plans. Unisource will assume certain Alco pension plans covering Unisource employees, and assets and liabilities attributable to Unisource employees under Alco's Participating Companies Pension Plan and Alco's 401(k) plan will be transferred to a new Unisource pension plan and a 401(k) plan, respectively. Unisource employees and directors will be given the opportunity to convert Alco options into options to purchase Unisource Common Stock. See "Management."

TAX SHARING AGREEMENT

  Unisource and Alco have entered into a Tax Sharing and Indemnification Agreement (the "Tax Sharing Agreement") to allocate pre-Spin-Off tax liabilities between Unisource and Alco and their respective subsidiaries. Under the Tax Sharing Agreement, Unisource will bear its share of:

  (i) Alco's Federal consolidated income tax liability (or benefit),

  (ii) any unitary state income tax liability, and

  (iii) Alco's consolidated personal property tax liability for all tax periods that end before or that include December 31, 1996.

  For the taxable year ending September 30, 1996, Unisource's share of Alco's Federal consolidated tax liability (or benefit) will be 40% of such liability (or benefit) and Alco's share of such liability (or benefit) will be 60%. Unisource is responsible for paying any tax liabilities arising from any tax returns which it files separately. If any tax year ending before or including December 31, 1996 is subsequently examined by the IRS, and an adjustment results from such examination, then Unisource's share of Alco's additional Federal consolidated income tax liability (or benefit for that tax year) shall be computed and agreed to by the parties. The parties generally assume, for example, that any adjustment would be readily attributable either to the Alco group or the Unisource group and that the benefit (or burden) would be computed and paid by the appropriate party at the highest marginal tax rate. If any adjustments cannot be readily attributed to the Alco group or the Unisource group, then Unisource's share of any additional Federal tax liability (or tax benefit) shall be computed and equal to the difference between the Unisource Federal "stand-alone" consolidated tax liability without taking the adjustment into account and the Unisource Federal "stand-alone" consolidated tax liability after taking the adjustment into account.

  The Tax Sharing Agreement generally provides that in the event that either Alco or Unisource takes any action inconsistent with, or fails to take any action required by, or in accordance with, the qualification of the Spin-Off as tax-free, then Alco or Unisource, as the case may be, will be liable for and indemnify and hold the other harmless from any tax liability resulting from such action or inaction. If within two years after December 31, 1996, either party engages in any transaction involving its stock or assets, and as a result, the Spin-Off is treated as a taxable event, then the party engaging in such transaction shall hold the other party harmless from any tax liabilities that result from the treatment of the Spin-Off as a taxable event. Alco is also responsible for any tax liability resulting from any action necessary to implement the Spin-Off and its associated events, including, for example, intercompany sales, liquidations, and mergers.

  Furthermore, whenever Alco or Unisource receives a notice of adjustment for any prior tax liability which may require payment from the other party, certain procedures are required to be followed under the Tax Sharing Agreement, subject to certain limitations, to ensure that the party that may ultimately be responsible for payment is in control of the matter.

                                 CAPITALIZATION

  The following table sets forth the capitalization of Unisource as of September 30, 1996 (actual) and after giving pro forma effect to the Spin-Off and related transactions. Immediately prior to September 30, 1996, Unisource had notes and advances payable to Alco of approximately $1.0 billion, principally as a result of borrowings to finance acquisition activity ($910 million). As of September 30, 1996 in preparation for the Spin-Off, Alco contributed to the capital of Unisource $456 million of such outstanding debt payable to Alco and $138 million in preferred stock and the related fiscal 1996 cumulative dividends. Unisource is expected to use borrowings under the Credit Facility prior to December 13, 1996 to repay in full the then-outstanding Intercompany Debt (approximately $554 million as of September 30, 1996). Intercompany Debt as of November 8, 1996 was approximately $600 million, and this amount could increase or decrease before repayment based upon normal interim operating cash receipts and payments and acquisition funding requirements.

                                                                AS OF
                                                          SEPTEMBER 30, 1996
                                                        -----------------------
                                                         ACTUAL   PRO FORMA (1)
                                                        --------  -------------
                                                            (IN MILLIONS)
                                                             (UNAUDITED)
Long-term debt, excluding current portion(2)........... $   21.1    $  582.1
Notes and advances payable to Alco (2).................    553.7         --
Stockholders' Equity:
  Preferred stock, 10,000,000 shares authorized, no par
   value; no shares issued and outstanding.............      --          --
  Common stock, 200,000 shares authorized, $.01 par
   value per share (actual), 250,000,000 shares
   authorized, no par value (pro forma); 100,000 shares
   issued and outstanding (actual), 65,965,000 shares
   issued and outstanding
   (pro forma) (3)(4)..................................      --        778.4
  Additional paid-in capital...........................    778.4         --
  Retained earnings....................................    181.5       181.5
  Foreign currency translation adjustments.............    (24.4)      (24.4)
                                                        --------    --------
    Total stockholder's equity.........................    935.5       935.5
                                                        --------    --------
Total Capitalization................................... $1,510.3    $1,517.6
                                                        ========    ========

--------
(1) See the Pro Forma Consolidated Financial Information and notes thereto included elsewhere herein.
(2) See Note 2(a) to the Pro Forma Consolidated Financial Information.
(3) See Note 2(c) to the Pro Forma Consolidated Financial Information.
(4) The number of shares outstanding after giving effect to the Spin-Off was determined based upon the number of shares of Alco Stock outstanding at September 30, 1996 and reflects the assumed distribution of one share of Unisource Common Stock for every two shares of Alco Stock. The actual number of shares distributed will depend on the number of shares of Alco Stock outstanding on December 13, 1996.

                                DIVIDEND POLICY

  Unisource anticipates paying a quarterly cash dividend of $.20 per share with respect to the Unisource Common Stock during the first fiscal quarter following the Spin-Off. The decision as to whether to declare any dividend and the amount thereof, if any, will be in the sole discretion of the Unisource Board of Directors. Any additional future payment of dividends will depend upon the financial condition, capital requirements and earnings of Unisource, and such other factors that the Unisource Board of Directors may deem relevant.

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                  (UNAUDITED)

  The following unaudited Pro Forma Consolidated Statement of Income for the year ended September 30, 1996 and the unaudited Pro Forma Consolidated Balance Sheet as of September 30, 1996 present the results of operations and consolidated financial position of Unisource assuming that the transactions contemplated by the Spin-Off had been completed as of the beginning of fiscal 1996 and as of September 30, 1996. In the opinion of management, they include all material adjustments necessary to reflect, on a pro forma basis, the impact of transactions contemplated by the Spin-Off on Unisource's historical financial information. The adjustments are described in Note 2 of the Notes to the Pro Forma Consolidated Financial Information (Unaudited) and are set forth in the "Pro Forma Adjustments" columns. No pro forma adjustments have been made to selling and administrative expenses because expenses reflected in the historical statements include an allocation of corporate administrative expenses which Unisource believes, based upon current circumstances, will not differ materially from actual selling and administrative expenses to be incurred following the Spin-Off.

  The unaudited Pro Forma Consolidated Financial Information of Unisource should be read in conjunction with the historical financial statements of Unisource (beginning on page F-1 in the latter portion of this document). We have presented unaudited pro forma financial information as of and for the year ended September 30, 1996 to give you a better picture of what our financial statements might have looked like if Unisource was operated independently during this period. Actual results may have differed from pro forma results if we were operated independently. You should not rely on the pro forma financial information as being indicative of results we would have had or future results after the Spin-Off.

                           UNISOURCE WORLDWIDE, INC.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)

                                YEAR ENDED SEPTEMBER 30, 1996
                            ------------------------------------------------
                                             PRO FORMA
                             HISTORICAL     ADJUSTMENTS         PRO FORMA
                            -------------  -------------       -------------
                            (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
Revenues..................   $     7,022.8                     $     7,022.8
Costs and expenses:
  Cost of goods sold......         5,896.2                           5,896.2
  Selling and administra-
   tive...................           942.1                             942.1
  Restructuring charge....            50.0                              50.0
                             -------------                     -------------
                                   6,888.3                           6,888.3
                             -------------                     -------------
Income from operations....           134.5                             134.5
  Interest expense........            31.5   $       9.2(2a)            40.7
                             -------------   -----------       -------------
Income before income tax-
 es.......................           103.0          (9.2)               93.8
Provision for income tax-
 es.......................            43.0          (3.6)(2b)           39.4
                             -------------   -----------       -------------
Net income................   $        60.0   $      (5.6)      $        54.4
                             =============   ===========       =============
Pro forma net income per
 common and common equiva-
 lent share...............                                     $         .81(3)
                                                               =============

   See Notes to the Pro Forma Consolidated Financial Information (Unaudited).

                           UNISOURCE WORLDWIDE, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                               AS OF SEPTEMBER 30, 1996
                                           -----------------------------------
                                                       PRO FORMA
                                           HISTORICAL ADJUSTMENTS    PRO FORMA
                                           ---------- -----------    ---------
                                                    (IN MILLIONS)
                  ASSETS
Cash......................................  $   14.6                 $   14.6
Accounts receivable, net..................     790.8                    790.8
Inventories...............................     470.2                    470.2
Prepaid expenses and deferred taxes.......      54.9                     54.9
                                            --------                 --------
Total current assets......................   1,330.5                  1,330.5
Long-term receivables.....................      21.9                     21.9
Property and equipment, net...............     224.2                    224.2
Goodwill..................................     509.8                    509.8
Deferred costs and other assets...........     105.3                    105.3
                                            --------                 --------
  Total assets............................  $2,191.7                 $2,191.7
                                            ========                 ========
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt.........  $     .8                 $     .8
Notes payable.............................      38.4    $ (7.3)(2a)      31.1
Trade accounts payable....................     438.9                    438.9
Accrued salaries, wages and commissions...      27.0                     27.0
Restructuring costs.......................      15.6                     15.6
Other accrued expenses....................      59.0                     59.0
                                            --------    ------       --------
  Total current liabilities...............     579.7      (7.3)         572.4
Long-term debt............................      21.1     561.0 (2a)     582.1
Notes and advances payable to Alco........     553.7    (553.7)(2a)       --
Deferred taxes and other liabilities
  Deferred taxes..........................      54.4                     54.4
  Restructuring costs.....................      13.9                     13.9
  Other long-term liabilities.............      33.4                     33.4
Stockholders equity
  Common Stock............................       --      778.4 (2c)     778.4
  Additional paid-in capital..............     778.4    (778.4)(2c)       --
  Retained Earnings.......................     181.5                    181.5
  Foreign currency translation adjust-
 ments....................................     (24.4)                   (24.4)
                                            --------                 --------
  Total stockholders' equity..............     935.5                    935.5
                                            --------    ------       --------
  Total liabilities and stockholders' eq-
 uity.....................................  $2,191.7       --        $2,191.7
                                            ========    ======       ========

   See Notes to the Pro Forma Consolidated Financial Information (Unaudited).

           NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                  (UNAUDITED)

NOTE 1.

  The accompanying unaudited Pro Forma Consolidated Financial Information reflects all adjustments which, in the opinion of management, are necessary to present fairly the pro forma financial position and pro forma results of operations. This information should be read in conjunction with Unisource's historical financial statements and notes thereto (beginning on page F-1 in the latter portion of this document).

NOTE 2.

  The pro forma adjustments to the accompanying financial information as of and for the year ended September 30, 1996, are described below:

    (a) To record the expected repayment of $554 million of Intercompany Debt to Alco and notes payable to banks of $7 million and the associated increase in debt and interest expense from the borrowings incurred to fund the repayment. An interest rate of 7% is assumed on the borrowings. The pro forma adjustments are net of the corporate interest expense allocation reflected in the historical amounts. Borrowings under the Credit Facility will have a variable interest rate and each 1% change in the annual interest rate would have impacted pro forma interest expense by $5.5 million for the year ended September 30, 1996. See "Capitalization" and "Description of Credit Facility."

    (b) To record the estimated income tax benefit on the income effect of pro forma adjustment (a) above.

    (c) To reflect the distribution of Alco's 100% equity interest in Unisource to Alco's shareholders. See "Capitalization."

NOTE 3.

  Net income per share information is based upon 67 million common and common equivalent shares for the fiscal year ended September 30, 1996. This amount was determined assuming the Distribution Ratio of one share of Unisource Common Stock for every two shares of Alco Stock reflected in Alco's Consolidated Balance Sheet at September 30, 1996, and adding the estimated dilutive effect of Unisource stock options expected to be issued to replace Alco stock options held by Unisource officers and employees. The number of shares under option will depend upon the extent to which existing stock options to purchase Alco Stock are converted into stock options to purchase Unisource Common Stock. The number of Unisource stock options granted in respect of converted Alco stock options and their exercise prices will be set in a manner that will maintain in the aggregate the excess of market value over exercise price of the Alco stock options after taking into account such excess amount before December 11, 1996 and the fair market value of Unisource Common Stock on and after December 11, 1996. See "Management--Stock Option Plan" and "--Director Compensation." The number of common and common equivalent shares used to compute earnings per share after the Spin-Off will depend on the number of shares of Unisource Common Stock and Unisource stock options outstanding and the market price of Unisource Common Stock. Excluding the restructuring charge, pro forma net income per share for fiscal 1996 would have been $1.30.

                            SELECTED FINANCIAL DATA

  The following table summarizes certain selected historical financial information of Unisource that has been derived from the audited financial statements of Unisource for each of the five years in the period ended September 30, 1996. The historical financial information may not be indicative of Unisource's future performance as a stand-alone company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Unisource's Consolidated Financial Statements and notes thereto included elsewhere in this document. Per share data has not been presented because Unisource was a wholly-owned subsidiary of Alco during the periods presented.

                                            YEAR ENDED SEPTEMBER 30,
                                  ---------------------------------------------
                                    1992     1993      1994     1995     1996
                                  -------- --------  -------- -------- --------
                                                 (IN MILLIONS)
Revenues........................  $3,667.9 $4,864.1  $5,756.5 $6,987.3 $7,022.8
Costs and expenses:
  Cost of goods sold............   3,079.5  4,077.1   4,825.7  5,925.2  5,896.2
  Selling and administrative....     475.7    661.0     782.3    855.8    942.1
  Restructuring charge..........       --     175.0       --       --      50.0
                                  -------- --------  -------- -------- --------
                                   3,555.2  4,913.1   5,608.0  6,781.0  6,888.3
                                  -------- --------  -------- -------- --------
Income from operations..........     112.7    (49.0)    148.5    206.3    134.5
  Interest expense..............      20.0     23.8      26.2     33.6     31.5
                                  -------- --------  -------- -------- --------
Income before income taxes and
 cumulative effect of accounting
 change.........................      92.7    (72.8)    122.3    172.7    103.0
Provision for income taxes......      36.7     (7.7)     47.8     67.5     43.0
                                  -------- --------  -------- -------- --------
Income before cumulative effect
 of accounting change...........      56.0    (65.1)     74.5    105.2     60.0
Cumulative effect of change in
 method of accounting for income
 taxes..........................       --       --       14.0      --       --
                                  -------- --------  -------- -------- --------
Net income (loss)...............  $   56.0 $  (65.1) $   88.5 $  105.2 $   60.0
                                  ======== ========  ======== ======== ========
Capital expenditures............  $   20.2 $   21.7  $   33.9 $   50.1 $   35.8
Depreciation and amortization...      20.6     28.7      32.5     33.4     40.0
Working capital.................     310.4    551.0     549.8    815.1    750.8
Total assets....................   1,284.4  1,633.9   1,720.0  2,019.0  2,191.7
Long-term debt, including cur-
 rent portion...................      30.5     29.5      26.8     25.5     21.9
Total stockholder's equity......     372.5    280.3     353.5    415.9    935.5

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion is based upon and should be read in conjunction with the "Pro Forma Consolidated Financial Information," "Selected Financial Data" and Unisource's Consolidated Financial Statements, including the notes thereto, included elsewhere in this document.

GENERAL

  Unisource is the largest marketer and distributor of Printing and Imaging and Supply Systems products in North America. These products are primarily paper or paper-based products. Consequently, our revenues, gross profit and net income are affected by fluctuations in pulp and paper prices. Volatility in pulp and paper prices may also alter purchasing patterns and cause customers to defer paper purchases and/or deplete inventory levels until long-term price stability occurs, which can cause fluctuations in quarterly results. See "Risk Factors-- Quarterly Fluctuations in Operating Results; Sensitivity to Paper Prices" and "--Quarterly Results."

  Following the Spin-Off, our results are expected to be impacted by an increase in interest expense resulting from expected higher borrowing costs as a stand alone entity and the refinancing of the Intercompany Debt payable to Alco. While such borrowing costs are expected to fluctuate as interest rates change, we expect to enter into interest rate protection arrangements to minimize the impact of such fluctuations. As a result, based upon anticipated average borrowings under the Credit Facility during fiscal 1997 and interest rate protection arrangements that will be entered into coincident with the Spin-Off, it is anticipated that a 1% increase in average interest rates throughout fiscal 1997 would not result in a material change in annual interest expense.

  Future results also may be impacted by the degree of success encountered in implementing our acquisition strategy and in realizing growth and efficiency through our transformation program. See "Risk Factors--Delay in Implementing Information Technology System," "Business--Strategy," "--Acquisitions" and "-- Business Transformation and Information Technology System."

RESULTS OF OPERATIONS

  Revenues and operating income for the fiscal years ended September 30, 1994, 1995 and 1996 were as follows:

                                              FISCAL YEAR ENDED SEPTEMBER 30,
                                              ---------------------------------
                                                1994        1995        1996
                                              ---------- ----------  ----------
                                                       (IN MILLIONS)
Revenues..................................... $   5,757  $    6,987  $    7,023
                                              =========  ==========  ==========
Gross profit................................. $   930.8  $  1,062.1     1,126.6
Selling and administrative expense...........    (782.3)     (855.8)     (942.1)
Restructuring charge.........................       --          --        (50.0)
                                              ---------  ----------  ----------
Operating income............................. $   148.5  $    206.3  $    134.5
                                              =========  ==========  ==========

FISCAL 1996 COMPARED TO FISCAL 1995

  Revenues increased $36 million, or .5% to $7 billion in fiscal 1996. This change is principally due to increases associated with current and prior year acquisitions of $528 million, which were offset by revenue declines of $383 million in base operations and $109 million related to an operation sold in September 1995. Revenues of base operations were down as a result of paper price and volume declines. Gross margin percentages rose from 15.2% in fiscal 1995 to 16.0% in fiscal 1996 due to lower costs from suppliers for many products, higher margin percentages generated by acquired companies and a higher proportion of Unisource warehouse delivered (versus mill direct) sales. Warehouse delivered sales generally result in higher gross margins, as compared to mill direct sales, but also have higher associated operating expenses due to related warehouse handling and delivery costs. See "Business--Customers and Products." Selling and administrative expense increased by $86.3 million due to additional operating costs associated with current and prior year acquisitions, net of reductions related to the operation that was sold in September of 1995.

  Excluding the effects of the restructuring charge, operating income decreased $21.8 million, or 10.6%. Current and prior year acquisitions, net of the divestiture, provided $19.6 million of operating income. Operating income from base operations declined $41.4 million as a result of price and volume declines during fiscal 1996 partially offset by improvement in gross margin percentages, restructuring benefits and operating efficiencies. Operating margins, excluding the restructuring charge, were 2.6% in fiscal 1996, compared to 3.0% in fiscal 1995. The overall decrease in operating income of 34.8% is primarily attributable to the $50 million of restructuring costs recorded in the third quarter of fiscal 1996 and operating income decreases described above.

 Foreign Operations

  Revenues from foreign operations increased $44 million, from $877 million in fiscal 1995 to $921 million in fiscal 1996. Revenues from Canadian operations decreased $30 million to $774 million, net of $13 million contributed by a fourth quarter 1995 acquisition, while revenues from Mexican operations increased $61 million to $73 million as a result of acquisitions and revenues from foreign sales offices (Vienna and Hong Kong) increased $13 million. Operating income from foreign operations, excluding $12 million of the restructuring charge that relates to Canadian operations, decreased $4.6 million to $33.6 million in fiscal 1996 compared to $38.2 million in fiscal 1995. Canadian operating income decreased $9 million to $27.3 million, while Mexican operating income increased $3.7 million to $4.8 million and the foreign sales offices contributed an increase of $.7 million to $1.5 million in operating income. The decrease in Canadian operating income reflects paper price decreases while the increase in the Mexican operating income is the result of acquisitions. There was no material effect of foreign currency exchange rate fluctuations on the results of operations in fiscal 1996 compared to fiscal 1995.

  We believe that our foreign operations do not expose us to material foreign currency risk and, therefore, we only engage in limited currency hedging. We believe that economic risk is minimized because we source locally in excess of 90% of the products we distribute within our foreign markets and consistent with our growth plans, we reinvest profits in the country where the profits are derived, except for a limited amount of dividends and interest.

 Restructuring

  We recorded a restructuring charge of $50 million during the third quarter of fiscal 1996, which included the cost of facility closures ($33 million) and severance costs ($17 million) associated with the regional realignment from ten to five regions in the United States and facilities mergers in the United States and Canada. Our information technology ("IT") system is expected to be fully implemented by the end of fiscal 1999 and is significant to our plans to realize cost savings through streamlined operating and financial functions and to our plans to increase responsiveness to customers and enhance distribution efficiency. At September 30, 1996, the remaining restructuring reserve was $29.5 million.

 Acquisitions

  In fiscal 1996, we completed 41 acquisitions with annualized revenues of $854 million. Almost all of the U.S.-based acquisitions are Supply Systems companies, reflecting our goal of moving toward a balanced revenue contribution between our Printing and Imaging and Supply Systems businesses. Fifteen of the acquisitions are located in Mexico, further expanding the group's presence in the Mexican market. The 41 acquisitions were financed with cash ($185 million), Alco Stock ($104 million) and promissory notes ($45 million). See "--Financial Condition and Liquidity."

FISCAL 1995 COMPARED TO FISCAL 1994

  Revenues increased $1.2 billion, or 21.4% from $5.8 billion to $7.0 billion, which includes current and prior year acquisitions that had an additive revenue impact of $74 million. Increased revenues of base operations is primarily related to substantial price increases experienced in the paper industry during fiscal 1995, as well as volume increases. Gross margin percentages declined to 15.2% in fiscal 1995 compared to 16.2% in fiscal 1994. Gross margin percentages in fiscal 1995 were negatively impacted by higher costs from suppliers for many products, in addition to a higher proportion of mill direct (versus warehouse) sales that was caused largely by rapidly increasing prices.

  Operating income increased $57.8 million, or 38.9%, in fiscal 1995 compared to fiscal 1994. Current and prior year acquisitions provided $3.9 million of operating income. The remaining $53.9 million was from internal growth, reflecting the impact of price and volume increases along with net benefits realized from the restructuring program initiated in 1993. Operating margins were 3.0% in fiscal 1995, compared to 2.6% in fiscal 1994.

 Foreign Operations

  Revenues from foreign operations increased by $228 million, from $649 million in fiscal 1994 to $877 million in fiscal 1995. Revenues from Canadian operations increased $155 million to $804 million, which is net of a negative impact of approximately $12 million relating to foreign currency rate fluctuations, while acquisitions in Mexico in fiscal 1995 added $12 million and foreign sales offices (opened in 1995) added $61 million. Operating income of foreign operations increased $27.1 million in fiscal 1995 compared to fiscal 1994. Canadian operating income increased $25.2 million to $36.3 million, while Mexican acquisitions contributed $1.1 million in operating income and foreign sales offices contributed $.8 million in operating income. Operating income increases in Canada reflect price increases, growth in the fine paper distribution business and restructuring benefits.

 Acquisitions and Divestitures

  We completed 12 acquisitions with annualized revenues of approximately $152 million in fiscal 1995. Most of the acquisitions were Supply Systems companies, reflecting our goal of a balanced revenue contribution between the Printing and Imaging and Supply Systems businesses. Two acquisitions were in Canada, and four acquisitions led to our entrance into the Mexican market, further expanding our presence in North America.

  In September 1995, we divested Central Products Company for $80 million in cash and notes and recorded a gain of approximately $4 million on the sale. Also included in operations, and related to Central Products Company, are fiscal 1995 revenues of approximately $109 million and income before taxes of $7.9 million.

FINANCIAL CONDITION AND LIQUIDITY

  Net cash provided by operating activities in fiscal 1996 was $206 million. During the same period, we used $210 million in cash for investing activities, which included acquisition activity (at a cash cost of $191 million, including cash earn-out payments relating to pre-fiscal 1996 acquisitions and net of cash acquired associated with fiscal 1996 acquisitions), deferred cost expenditures of $52 million principally associated with the IT system and capital expenditures of $36 million. These investing activities were primarily funded through cash flow from operations. Cash used in financing activities included $53 million advanced from Alco less $58 million that was used for debt repayment.

  On September 30, 1996, total third party debt of Unisource was $60.3 million and outstanding Intercompany Debt was $554 million. See "Summary--What We Have Already Accomplished to Prepare for the Spin-Off--Arranged $1 Billion Credit Facility," "Capitalization" and "Pro Forma Consolidated Financial Information." Intercompany Debt as of November 8, 1996 was approximately $600 million. The amount of Intercompany Debt to be repaid prior to December 13, 1996 will be dependent upon the normal interim operating cash receipts and payments and acquisition funding requirements. We intend to borrow funds under an available $1 billion Credit Facility to finance the repayment of such Intercompany Debt and approximately $7.3 million (at September 30, 1996) in borrowings under an existing credit facility for Canadian operations. See Notes 8 and 9 to the Consolidated Financial Statements. See "Description of Credit Facility." We have historically used Alco's centralized cash management system for all of our domestic operations. Cash reflected on the consolidated balance sheets are primarily the balances maintained by Unisource's foreign subsidiaries.

  We presently expect to pursue acquisitions during fiscal 1997 at a slightly less aggressive pace compared to fiscal 1996 activity. See "--Fiscal 1996 Compared to Fiscal 1995; Acquisitions." Such acquisitions will be funded with a combination of Unisource Common Stock, cash flow from operations and available borrowings under the Credit Facility.

  Total cash expenditures in connection with the Unisource restructuring plans amounted to $35 million in fiscal 1996. Remaining cash expenditures are estimated at $29 million. We are party to a long-term technology outsourcing agreement and related amendments, which is expected to continue through September 30, 2005. The remaining commitment under this agreement and related amendments was $194 million at September 30, 1996. During fiscal 1996, we spent $43 million under this agreement, and cash outlays of approximately $39 million are projected under this outsourcing arrangement during fiscal 1997. See "Business--Business Transformation and Information Technology System." These restructuring and outsourcing expenditures are anticipated to be funded from our operating cash flow.

  We periodically sell Canadian accounts receivable pursuant to a limited recourse, bank sponsored program which provides a cost-effective source of financing for Canadian operations. These arrangements are not material to overall liquidity, and we could readily replace this funding source if necessary.

  We anticipate paying a quarterly dividend of $.20 per share with respect to the Unisource Common Stock during the first fiscal quarter following the Spin-Off. See "Dividend Policy."

  At the end of fiscal 1996, our commitments for capital expenditures were approximately $7.2 million, all of which are expected to be expended during fiscal 1997.

  We believe that our operating cash flow, together with financing arrangements, will be sufficient to finance current operating requirements including capital expenditures, acquisitions, cash requirements under the restructuring program and future dividends.

QUARTERLY RESULTS

  The following table reflects Unisource's selected quarterly results for the last eight fiscal quarters.

                  UNAUDITED QUARTERLY STATEMENTS OF OPERATIONS
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                         DEC. 31, MAR. 31, JUNE 30, SEP. 30 DEC. 31, MAR. 31, JUNE 30,    SEP. 30,
                           1994     1995     1995    1995     1995     1996     1996        1996
                         -------- -------- -------- ------- -------- -------- --------    --------
Revenues................  $1,547   $1,750   $1,833  $1,857   $1,716   $1,747   $1,749      $1,811
Gross profit............     242      269      274     277      269      290      292         276
Income (loss) before
 taxes..................      32       38       48      55       43       47       (5)(1)      18
Net income (loss).......      20       23       29      33       26       29       (6)(1)      11
Pro forma net income
 (loss)(2)..............                                         25       27       (7)(1)      10
Pro forma earnings
 (loss) per share(2)....                                     $  .37   $  .41   $ (.11)(1)  $  .14

--------
(1) Includes $50 million restructuring charge ($32.5 million net of tax).
(2) See Pro Forma Consolidated Financial Information, which presents pro forma financial information for fiscal 1996.

  We have experienced fluctuations in quarterly revenues, gross profits and net income due to a variety of factors, including volatility in pulp and paper prices (which may also affect customer demand for Printing and Imaging products), restructuring efforts and the timing and magnitude of acquisition activities and the implementation of our restructuring program. Results of operations for any previous fiscal quarter are not necessarily indicative of results for any future periods, and future quarterly results could be adversely impacted by these, and other, factors. See "Risk Factors--Quarterly Fluctuations in Operating Results; Sensitivity to Paper Prices."

                                    BUSINESS

INTRODUCTION

  Unisource is the largest marketer and distributor of quality paper products in North America. We also are a leading North American distributor of paper and plastic shipping and foodservice supplies, sanitary maintenance supplies and equipment and packaging supplies and equipment. Our distribution facilities are located throughout the United States, Canada and Mexico.

  We serve a broad customer base by marketing and distributing products and equipment that are manufactured by third parties. We distribute these products through two businesses: a Printing and Imaging business which markets and distributes quality papers to printers, publishers and corporate imaging customers; and a Supply Systems business, which distributes a wide range of paper and plastic products, sanitary maintenance supplies and equipment and packaging equipment and supplies, principally to manufacturers, food processors and grocery stores. We estimate that our Printing and Imaging business commands a 17% market share in the United States and a 50% market share in Canada. We also compete with a large number of local and regional distributors in the fragmented Supply Systems market and estimate that we have a 6% and 8% share in our Supply Systems markets in the United States and Canada.

  In fiscal 1996, Unisource generated approximately $7 billion in revenues and $184 million in operating income, excluding a $50 million restructuring charge. In fiscal 1996, our Printing and Imaging business accounted for approximately 68% of total revenues and the Supply Systems business accounted for approximately 32% of total revenues.

CUSTOMERS AND PRODUCTS

  Within our two businesses, we focus on five target customer segments: commercial printers and publishers; business imaging customers; manufacturers; food processors; and grocery stores. Each of the five target customer segments has dedicated customer service professionals, a separate sales force and, in some instances, specialty groups dedicated to satisfying each end user's specific needs.

  Our Printing and Imaging business is the leading North American supplier of printing papers to commercial printers, publishers and business forms manufacturers, which produce catalogs, brochures, advertising supplements, annual reports, business forms and direct mail advertising. We also provide a broad array of specialty and commodity papers and supplies to imaging customers, such as in-plant print facilities, quick printers, corporate copy centers, government institutions and other paper-intensive businesses.

  Products sold by Unisource's Printing and Imaging business are distributed both by Unisource (i.e., through Unisource's distribution facilities) and through mill direct deliveries (i.e., direct deliveries from paper mills to Unisource customers). In fiscal 1996, the Printing and Imaging business represented approximately $4.8 billion or 68% of Unisource's total revenues. Approximately 48% of fiscal 1996 sales in this business were effected through Unisource's distribution facilities and 52% of such sales were effected through mill direct deliveries. The quantity of goods ordered and delivery lead times are the primary factors involved in determining whether an order will be filled from the warehouse or directly shipped from a mill. In periods of rapidly falling paper prices, customers may purchase smaller quantities with short delivery lead times in anticipation of further price declines. These factors could result in a shift to a greater proportion of warehouse, versus mill direct, deliveries.

  Our Supply Systems business distributes a wide variety of paper and plastic supplies, sanitary maintenance equipment and supplies and packaging equipment and supplies. While our customer base is broad, we have focused Supply Systems acquisition and marketing efforts mainly in the manufacturing, food processing and retail grocery markets. The products we distribute to manufacturers include shipping room supplies (corrugated boxes, cushioning materials, tapes and labeling), packaging equipment and supplies, sanitary maintenance equipment and supplies and foodservice supplies. Food processing customers purchase films and food wraps, food containers, apparel for food service workers, refrigerants and sanitary supplies and equipment. Retail grocery customers purchase food packaging equipment and supplies, containers and wraps for food, grocery bags and boxes, meat trays, wraps, liners and sanitary maintenance supplies. In fiscal 1996, the Supply Systems business comprised approximately $2.2 billion or 32% of our revenues.

  We believe that the critical factors for success in our businesses include prompt and accurate delivery of orders, close contact with customers and a full array of products and services. We offer daily delivery to certain customer locations and have the capability of delivering special orders on short notice. Our more than 2,800 sales and marketing representatives fulfill customers' requirements and actively market new product offerings. Our extensive distribution network and national presence in both the United States and Canada enable us to service national accounts, and our large size gives us important economies of scale in purchasing and other functions. The percentage of paper products sold through distributors such as Unisource has increased over the past several years, and we expect this trend to continue.

  No single customer accounted for more than 2% of Unisource's sales for its fiscal year ended September 30, 1996. There are no material long-term contracts with any customer that may not be canceled by either party at its option.

STRATEGY

  We intend to expand beyond our distribution strengths to become a leading marketing and logistics company which provides a broad array of Printing and Imaging and Supply Systems products and services to target customer markets. We are implementing this strategy in order to

  (i) minimize our exposure to the cyclical paper market,

  (ii) position Unisource to compete based on our ability to lower customers' overall cost of procurement rather than on individual product cost and

  (iii) expand our product and service offerings to meet current and future customer needs.

We are pursuing our objective through the following means:

 Accelerate Growth in Supply Systems Businesses

  We want to expand through acquisitions and internal growth in the Supply Systems market. We believe we have significant opportunities to capture additional market share because the Supply Systems distribution market is now dominated by many smaller competitors that do not have Unisource's infrastructure, economies of scale, technological capability and breadth of product line. Supply Systems acquisitions and growth will establish greater revenue balance between our two principal businesses, reduce exposure to the cyclical business trends associated with the paper business and enhance overall gross margins. We will also continue to expand internationally, particularly in Canada and Mexico.

 Enhance Overall Growth and Efficiency Through Transformation

  We are building an advanced information system network to track customer supply trends, monitor customer inventory levels, and determine future inventory needs at the time orders are placed. These services will allow customers to realize significant savings through more efficient management of working capital and work flow. These services also will encourage customers to outsource entire purchasing departments to Unisource. At the same time, we have consolidated numerous regions, facilities, operations and customer service departments to provide better service and marketing functions. We believe that the opportunities for growth arising out of the transformation program are significant for both of our businesses. The opportunity to "cross-sell" products and expertise across markets will present significant competitive advantages.

 Increase Market Share Through Segmentation and More Efficient Deliveries

  We intend to increase market share through aggressive sales and marketing techniques that focus on specific customer segments and by offering segment customers valuable procurement solutions through a combination of products and services. We are also implementing several software systems which will add both flexibility and efficiency to our distribution capabilities, so that we can make timely, accurate and cost-effective deliveries. The software systems that will maximize efficiency in deliveries include a truck-routing system which maps optimal delivery routes and estimates delivery times and an on-board computer terminal which tracks mileage in order to ensure driver productivity.

 Expand Sales to National Accounts

  We believe that the developments in our technology and customer service capabilities, together with our distribution networks, will attract large multi-location customers seeking to consolidate suppliers and procurement activities. These national accounts should provide a consistent and profitable revenue stream. In fiscal 1996, Unisource had approximately $400 million in sales to national accounts.

SOURCES OF SUPPLY

  Our Printing and Imaging business suppliers include all of the major North American paper producers, which accounted for over 80% of Unisource's Printing and Imaging purchases. We do not anticipate the termination of any significant Printing and Imaging supply relationship and, in any case, any such termination would not have a material adverse effect because we would be able to arrange comparable alternative supply arrangements. Unisource represents no less than 10% of the estimated sales to distributors by each of its ten largest suppliers. Typically, distribution arrangements involve exclusive or semi-exclusive arrangements to sell a manufacturer's product in a given market.

  Our Supply Systems business has 31 core suppliers. Currently, the ten largest suppliers represent approximately 30% of Supply System product purchases. Unisource is one of the leading Supply Systems customers for each of its ten largest suppliers. Unisource does not anticipate the termination of any significant Supply Systems relationships with any of its ten largest suppliers and, in any case, any such termination would not have a material adverse effect because we would be able to arrange comparable alternative supply arrangements. Supplier relationships are good and such relationships are expected to continue.

COMPETITION

  Our Printing and Imaging competitors include the distribution units of large paper manufacturers (e.g., International Paper's ResourceNet, Mead Corporation's Zellerbach and Champion International's Nationwide Paper) and independent distributors. While we are the largest distributor in this market, certain Printing and Imaging competitors, principally the distribution units of large paper manufacturers, may have greater total financial, purchasing and/or sourcing power than Unisource. We estimate, based upon 1995 data, that we have an approximate 17% share of the United States Printing and Imaging market and an approximate 50% share of the Canadian Printing and Imaging market.

  In the more fragmented Supply Systems business, we compete with a large number of local and regional distributors, as well as larger companies, including ResourceNet and Zellerbach. We are the largest North American distributor of, and a leading consolidator in, Supply Systems. We estimate that, in the Supply Systems markets in which we compete, we have an approximate 6% share of the United States Supply Systems market and an approximate 8% market share in the Canadian Supply Systems market.

  During 1995, we entered the Mexican Printing and Imaging and Supply Systems distribution markets. These markets are highly fragmented and are not dominated by any individual distributor. We plan to aggressively pursue market share in these markets, principally through acquisitions. See "--International Operations."

  Although our businesses are highly competitive, we believe that our size, strategic supply relationships and unique distribution and servicing capabilities have resulted in a strong competitive position in all of the markets in which we compete. We compete principally on the basis of responsiveness to customer needs, price, quality customer service and the range of products maintained in inventory.

INTERNATIONAL OPERATIONS

  Unisource has operations in every major province of Canada and throughout Mexico. During fiscal 1996, our international revenues were $921 million, including $774 million attributable to Canadian operations, $73 million attributable to Mexican operations and $74 million in revenues derived from our two foreign sales offices in Vienna and Hong Kong. In fiscal 1996, foreign operations represented approximately 13% of our revenues and 18% of our operating income, excluding the restructuring charge. At September 30, 1996, approximately 18% of our total assets were attributable to these operations. For further information regarding our international operations, see Note 18 to the Consolidated Financial Statements. There are certain risks attendant to foreign operations, including, but not limited to, risks with respect to currency fluctuations and unsettled political conditions.

  Our international strategy is to acquire Supply Systems companies in Canada and small and medium-sized companies in both the Printing and Imaging and Supply Systems markets in Mexico. We have established acquisition targets which, if successfully executed, could add up to $700 million in annual revenues in these markets by the year 2000.

  We currently are the leading Printing and Imaging and Supply Systems distributor in Canada. Consistent with our overall acquisition strategy, we are targeting substantial growth in the Supply Systems business through selective acquisitions over the next three years.

  Unisource entered the Mexican market in 1995 through the acquisition of a distributor which had approximately $8 million in annualized revenues and focused primarily on Supply Systems products. Our Mexican operations have grown substantially through successive acquisitions of Printing and Imaging and Supply Systems distributors and generated $73 million in revenues in fiscal 1996. These acquisitions have had a positive impact on operating results.

ACQUISITIONS

  We have a full-time staff of professionals dedicated to evaluating, negotiating and completing acquisitions. In fiscal 1995, Unisource acquired 12 companies with $152 million in annualized revenues, including four acquisitions in Mexico with a total of $52 million in annualized revenues. In fiscal 1996, Unisource acquired 41 companies with $854 million in annualized revenues, consisting predominantly of Supply Systems companies with approximately $750 million in annualized revenues.

  Unisource's current acquisition strategy includes a long-term commitment to building market share in the North American Supply Systems market, primarily through acquisitions. Unisource also will continue to expand in the Mexican markets through strategic acquisitions of Printing and Imaging companies. In the event Unisource's current acquisition plans are successfully executed, such acquisitions could have a cumulative additive effect on annual Supply Systems revenues by up to $2 billion by September 30, 2000. Supply Systems acquisitions are being pursued aggressively in order to:

  (i) achieve greater balance in total revenues between our two businesses;

  (ii) reduce our exposure to the cyclical paper market; and

  (iii) enhance overall margins.

BUSINESS TRANSFORMATION AND INFORMATION TECHNOLOGY SYSTEM

  Beginning in late fiscal 1993, Unisource embarked on an ambitious restructuring program to transform itself from a distributor, focused principally in the Paper and Imaging products markets, to a leading marketing and logistics company which provides a broad array of products and services to target customer markets. Unisource's transformation program is focused on:

    (i) unifying its business under one name--Unisource;

    (ii) re-engineering business processes;

    (iii) consolidating administrative and operational functions;

    (iv) implementing a common IT system; and

    (v) realigning our organization to focus on target market segments.

  These changes should allow Unisource to pursue growth in market share, improve customer convenience and service, facilitate electronic communication with suppliers and customers, increase operating efficiency and reduce expenses.

  To date, the restructuring effort has resulted in the following operating improvements:

    (i) the consolidation of 23 autonomous United States companies into a new streamlined structure consisting of five regional units;

    (ii) the consolidation of approximately 100 operating divisions; and

    (iii) the consolidation of over 200 customer service departments into 11 customer service centers in the United States.

  An integral part of Unisource's transformation program is the North American Distribution System, an IT transformation program which will effectively centralize administrative functions and electronically link Unisource to both suppliers and customers, to allow for automatic inventory replenishment and just-in-time delivery capabilities. These electronic links will allow suppliers and customers to manage their operations more efficiently. We anticipate that as this system is implemented, numerous financial and accounting centers will be consolidated into one financial processing center, which has already been established in Jacksonville, Florida. Unisource has entered into a long-term systems alliance with Integrated Systems Solutions Corp. ("ISSC"), a unit of IBM. ISSC is assisting Unisource in managing and consolidating our existing operations and in implementing an SAP software system, which has been customized to accommodate our changing needs and our customers' needs. We expect the new IT system to be fully implemented by the end of fiscal 1999.

EMPLOYEES

  Unisource employs approximately 12,000 people, of whom approximately 10% are unionized. In the United States, there are 36 separate collective bargaining agreements with a total of six unions, covering 1,018 employees, with 83% of these unionized employees covered under agreements with the International Brotherhood of Teamsters. In Canada, approximately 15% of the employees are unionized under agreements with the Communications, Energy and Paperworkers Union, the National Automobile, Aerospace and Agricultural Implement Workers of Canada, and two other unions. Approximately 80% of Unisource's total workforce is employed in the United States, 15% of the workforce is in Canada and the remaining 5% is in Mexico. There have been no work stoppages or threatened work stoppages in recent years. Unisource believes its relations with its employees and unions are good.

PROPRIETARY MATTERS

  Unisource has a number of trademarks and tradenames, which Unisource believes to be important to its business. However, except for the Unisource trademark, Unisource is not dependent upon any single trademark or tradename, or group of trademarks or tradenames. The trademark on the Unisource name is registered throughout North America. The current duration for such registration ranges from seven years to 15 years, but each registration may be renewed an unlimited number of times. Other trademarks and tradenames used in the Unisource business are registered and maintained on a worldwide basis.

ENVIRONMENTAL REGULATION

  Unisource is engaged in distribution businesses which do not generate significant hazardous wastes. Unisource's distribution facilities have tanks for storage of diesel fuel and other petroleum products which are subject to laws regulating such storage tanks. Federal, state and local provisions relating to the protection of the environment or the discharge of hazardous materials have not had, and are not expected to have, a material adverse effect on Unisource's capital expenditures, liquidity, earnings or competitive position.

LEGAL PROCEEDINGS

  A number of ordinary course legal proceedings against Unisource are pending, the outcome of which is not expected to have a material adverse effect on Unisource or its operations as a whole.

PROPERTIES

  Unisource's current principal executive office, located in Wayne, Pennsylvania, occupies a portion of Alco's 110,000 square foot facility. Unisource uses this space pursuant to a lease with Alco. See "Arrangements Between Alco and Unisource Relating to the Spin-Off--Distribution Agreement." In the event Alco sells this facility, which is presently under consideration, Unisource will lease alternative facilities. We anticipate that the cost of any new leased facility will not exceed amounts currently being spent under the Alco lease.

  Unisource has approximately 190 warehouses, distribution centers, sales offices and other facilities. Of this total, 135 facilities are located in the United States, 35 are located in Canada and 20 are located in Mexico. As of September 30, 1996, leased facilities comprised approximately 12 million square feet of space and owned facilities comprised approximately 6 million square feet of space. When we complete the transformation program in 1999, we expect the total number of facilities to be reduced from 190 to approximately 150, excluding the impact of acquisitions.

  Unisource's properties described above are generally well maintained, suitable for present operations and adequate for current requirements. Productive capacity and extent of utilization of Unisource's facilities are difficult to quantify with certainty because in any one facility maximum capacity and utilization varies periodically depending upon the product that is being distributed, the degree of automation and the utilization of the labor force in the facility. In this context, Unisource estimates that its overall facilities were effectively utilized during fiscal 1996, and Unisource believes that its facilities have the capacity, if necessary, to expand distribution capabilities to meet customer demand.

                                   MANAGEMENT

DIRECTORS

  Effective January 1, 1997, the directors of Unisource and the organization of the Unisource Board of Directors will consist of the persons named below.

                       PRINCIPAL OCCUPATION OR EMPLOYMENT FOR PAST FIVE
 NAME                  YEARS                                                AGE
 ----                  ------------------------------------------------     ---
 Paul J. Darling, II.. Chairman, President and Chief Executive Officer,      58
                       Corey Steel Company (1984-Present) (also a
                       director of Liberty Mutual Insurance Company,
                       Liberty Mutual Fire Insurance Company and Liberty
                       Financial Companies, Inc.)
 James J. Forese...... Executive Vice President, IKON and President, IKON    61
                       International (November 1996-Present); Executive
                       Vice President and Chief Operating Officer, Alco
                       (January 1996-November 1996); General Manager, IBM
                       Customer Financing, and Chairman, IBM Credit
                       Corporation (1993-1995); IBM Vice President,
                       Finance (1990-1993); IBM Vice President and Group
                       Executive (1988-1990) (also a director of Lexmark
                       International, Inc., IBM Latin America, American
                       Management Systems, Inc. and NUI Corporation)
 Dana G. Mead......... Chairman and Chief Executive Officer (1994-           60
                       Present), President and Chief Operating Officer
                       (1992-1994) and a director (1992-Present),
                       Tenneco, Inc.; Chairman (1992-Present), Case
                       Corporation; Chairman (1995-Present) and a
                       director, National Association of Manufacturers;
                       Executive Vice President (1989-1992), Senior Vice
                       President (1986-1989), International Paper Company
                       (also a director of National Westminster Bancorp,
                       Cummins Engine Company, Inc. and Baker Hughes
                       Incorporated)
 Ray B. Mundt......... Chairman and Chief Executive Officer (August 1996-    68
                       Present), Unisource; Director (1971-Present),
                       Chairman of the Board of Directors (1986-1995),
                       Chief Executive Officer (1980-1993) and President
                       (1974-1988), Alco (also a director of Liberty
                       Mutual Insurance Company, Liberty Mutual Fire
                       Insurance Company, Liberty Financial Companies,
                       Inc. and Nocopi Technologies, Inc.)
 Rogelio G. Sada...... Private investor; Mayor, San Pedro, N.L., Mexico      61
                       (1992-1994); Director, International Advisory
                       Board of Security Pacific National Bank (1980-
                       1991); Director General, VITRO, a glass and glass-
                       related products manufacturer in Mexico (1972-
                       1985)
 James W. Stratton.... President, Stratton Management Company (1972-         60
                       Present); Chairman (1993-Present) and a director,
                       Stratton Small-Cap Yield Fund; Chairman
                       (1981-Present) and a director, Stratton Monthly
                       Dividend Shares; Chairman (1972-Present) and a
                       director, Stratton Growth Fund (also a director of
                       UGI Corporation, Gilbert Associates and Teleflex)

  Each of the foregoing prospective Unisource directors is serving on the Alco Board of Directors as of November 26, 1996, but will not stand for re-election at the Alco January 1997 annual meeting of shareholders.

  The Certificate of Incorporation, as amended, and By-laws of Unisource, provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible and that, of the initial Unisource directors following the Spin-Off, one-third will continue to serve until the 1997 Annual Meeting of Stockholders, one-third will continue to serve until the 1998 Annual Meeting of Stockholders, and one-third will continue to serve until the 1999 Annual Meeting of Stockholders. Of the initial directors, Messrs. Sada and Forese will serve until the 1997 Annual Meeting of Stockholders; Messrs. Darling and Mead will serve until the 1998 Annual Meeting of Stockholders; and Messrs. Stratton and Mundt will serve until the 1999 Annual Meeting of Stockholders. Starting with the 1997 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term. See "Description of Capital Stock--Certain Antitakeover Provisions--Unisource Certificate and By-laws; Classified Board of Directors."

  The Unisource Board has a number of standing committees, including an Audit Committee and a Human Resources Committee. The Unisource Board does not currently have a Nominating Committee, but such functions will be performed by the Human Resources Committee. See "Description of Capital Stock--Certain Antitakeover Provisions--Unisource Certificate and By-laws."

  The Audit Committee recommends the selection and retention of independent accountants; reviews auditing and financial accounting and reporting matters, the adequacy of internal accounting controls and asset security, audit fees and expenses; and counsels regarding auditing and financial accounting and reporting matters. Messrs. Darling (Chairman), Stratton and Sada are expected to serve on the Audit Committee.

  The Human Resources Committee reviews and recommends compensation of officers and directors; administers supplementary retirement, performance incentive and stock option plans; and counsels regarding compensation of other key employees, management development and succession, and major personnel matters. Messrs. Mead (Chairman), Stratton and Sada are expected to serve on the Human Resources Committee.

EXECUTIVE OFFICERS

  The executive officers of Unisource are as follows:

           NAME           AGE        POSITION AND PROFESSIONAL EXPERIENCE
           ----           ---        ------------------------------------
 Ray B. Mundt............  68 Chairman and Chief Executive Officer (August
                              1996-Present), Unisource; Chairman (1986-1995),
                              Chief Executive Officer (1980-1993), President
                              (1974-1988), Alco
 Charles F. White........  50 President and Chief Operating Officer (August
                              1996-Present), Unisource; President, Unisource
                              Southeast Region (August 1994-1996); President,
                              Unijax-Sloan (a Unisource company) (1993-1994);
                              President, Monarch Paper (a Unisource company)
                              (1986-1993)
 Hugh G. Moulton.........  63 Executive Vice President--Chief Administrative
                              Officer (effective January 1, 1997), Unisource;
                              Executive Vice President (1992-1996), General
                              Counsel (1979-1994), Senior Vice President--
                              Administration (1983-1992), Alco
 Kathleen M. Burns.......  44 Vice President and Treasurer (effective January
                              1, 1997), Unisource; Vice President (1994-1996)
                              and Treasurer (1989-1996), Alco
 Jack H. Keeney..........  44 Vice President--Finance, Unisource (1995-
                              Present), Vice President--Finance, Unisource U.S.
                              Operations (1994-1995); Vice President--Finance,
                              Unisource Central Region (1992-1994)
 David L. Rhodes, Jr.....  43 Senior Vice President--Printing and Imaging,
                              Unisource (1994--Present); President, Unisource
                              South (1993-1994); Vice President--Marketing,
                              Unisource West (1992-1993); President--Western
                              Area, Zellerbach Paper Company (1986-1992)
 L. Bruce Williams.......  54 Senior Vice President--Supply Systems (1994-
                              Present), Unisource; Region President (1994),
                              Unisource; President (1993-1994), Butler Paper (a
                              Unisource company); President (1991-1993), Seneca
                              Paper (a Unisource company)

SUMMARY OF EXECUTIVE COMPENSATION

  The following table shows, for fiscal 1996, compensation awarded to, earned by or paid to the Unisource Chief Executive Officer during fiscal 1996 and the five most highly compensated executive officers of Unisource other than the Unisource Chief Executive Officer who were serving at September 30, 1996 (collectively, the "Named Officers"). During the periods depicted below, all cash compensation was paid by Unisource except for the retirement and consulting income of Mr. Mundt and the cash compensation of Mr. Moulton, which were paid by Alco.

                           SUMMARY COMPENSATION TABLE

                                ANNUAL COMPENSATION            LONG TERM COMPENSATION
                                ----------------------- --------------------------------------
        NAME AND                                        SECURITIES   ALL OTHER
       PRINCIPAL         FISCAL                         UNDERLYING  COMPENSATION     LTIP
        POSITION          YEAR  SALARY($)     BONUS($)  OPTIONS(1)     ($)(2)    PAYOUTS($)(3)
       ---------         ------ ----------    --------- ----------  ------------ -------------
Ray B. Mundt............  1996  $ 850,000(4)        --     2,243      $539,916          --
 Chairman and Chief
 Executive Officer
Charles F. White........  1996    400,000(5)        --    24,600        59,076     $155,760
 President and Chief
 Operating Officer
Hugh G. Moulton(6)......  1996    250,000     $ 250,000    2,000        98,211      453,414
 Executive Vice
 President--Chief
 Administrative Officer
 (effective January 1,
 1997)
L. Bruce Williams.......  1996    218,400           --     2,700        42,715      198,353
 Senior Vice President--
 Supply Systems
David L. Rhodes, Jr.....  1996    200,000           --     2,700        30,451          --
 Senior Vice President--
 Printing and Imaging
William T. Leith(7).....  1996    400,000       100,000    9,000(7)     74,725      319,699
 Former President and
 Chief Executive Officer

--------
(1) Does not include LTIP awards, which will only vest if certain performance goals are met. See "--Long Term Incentive Compensation Plan Description."
(2) Amounts reflected with respect to Mr. Mundt include retirement income paid pursuant to Alco's pension plans ($315,618), consulting income ($200,000) and certain compensation described in the next sentence. For Messrs. Mundt, White, Moulton, Williams, Rhodes and Leith, amounts include the value of shares of Alco Stock purchased with matching contributions under Alco's stock purchase plans, calculated as of the date of purchase, as follows:
    $24,298, $54,343, $71,727, $42,715, $30,451 and $74,725; the remaining amounts for Messrs. White and Moulton represent above-market interest earned on deferred compensation.
(3) Represents the earned LTIP payouts for the 1994-1996 plan period that were paid in October 1996, in the form of Alco Stock based on the fair market value of Alco Stock on September 30, 1996, the last day of the 1994-1996 plan period.
(4) Mr. Mundt, the former Chief Executive Officer of Alco, retired from Alco in December 1994, and assumed his current responsibilities as Chairman and Chief Executive Officer of Unisource on August 1, 1996. The amount reflected under the Salary column does not reflect actual salary paid during fiscal 1996 ($141,667), but instead reflects annualized salary for his services as Unisource Chairman and Chief Executive Officer under his current compensation arrangement.
(5) Reflects annualized salary payable to Mr. White for the Unisource President and Chief Operating Officer position he assumed effective August 1, 1996, not actual salary paid during fiscal 1996 ($254,175).
(6) At all times during fiscal 1996, Mr. Moulton served as Executive Vice President of Alco, and will continue in that capacity until January 1, 1997, at which time he will assume the position shown above.
(7) Mr. Leith served as Unisource's President and Chief Executive Officer for the first nine months of fiscal 1996, and resigned all positions with Unisource in July 1996. Mr. Leith surrendered stock options he was granted in fiscal 1996 after he resigned. See "--William Leith Separation and Consulting Agreement."

OPTION GRANTS

  The following table shows option grants by Alco to the Named Officers during the 1996 fiscal year:

                         OPTION GRANTS IN LAST FISCAL YEAR
                                        (1)
                         ------------------------------------
                                          % OF TOTAL
                            NUMBER         OPTIONS
                         OF SECURITIES    GRANTED TO EXERCISE
                          UNDERLYING      EMPLOYEES  OR BASE              GRANT DATE
                            OPTIONS       IN FISCAL   PRICE   EXPIRATION   PRESENT
NAME                      GRANTED(#)       YEAR (%)   ($/SH)     DATE    VALUE ($)(2)
----                     -------------    ---------- -------- ---------- ------------
Ray B. Mundt............       800(3)         .05%   $38.875  1/25/2006    $  8,776
                             1,443(3)         .09     29.156  1/25/2016      21,890
Charles White...........     2,500            .16     42.312  10/2/2005      25,150
                             2,100(4)         .14     38.875  1/25/2006      19,572
                            20,000           1.31     45.250   8/5/2006     308,400
Hugh G. Moulton.........     2,000(4)         .13     38.875  1/25/2006      21,940
L. Bruce Williams.......     2,700(4)         .18     38.875  1/25/2006      29,619
David L. Rhodes, Jr.....     2,700(4)         .18     38.875  1/25/2006      29,619
William T. Leith........     9,000(4)(5)      .59     38.875  1/25/2006      98,730

--------
(1) Except as described in Note 3, all stock options were granted at an exercise price equal to the fair market value of Alco Stock on the date of grant. Except as described in Notes 3 and 4, all stock options become exercisable 20% per year from the date of grant.
(2) The option grant present value was calculated using Black-Scholes option valuation methodology, based on the following assumptions: (a) options remain outstanding for the maximum stated option term and become exercisable in accordance with the relevant option vesting period; (b) 6.19% expected weighted average risk-free rate of return; and (c) 25.26% expected weighted average volatility.
(3) Represents option grants made to Mr. Mundt in his capacity as a director of Alco under Alco's directors stock option plans. The option to purchase 800 shares of Alco Stock was granted at an exercise price equal to the fair market value of Alco Stock on the date of grant and was fully exercisable on the option grant date. The option to purchase 1,443 shares of Alco Stock was granted at an exercise price equal to 75% of the fair market value of Alco Stock on the date of grant and becomes exercisable in full on January 25, 1997.
(4) Represents options which are scheduled to vest in three equal installments on the third, fourth and fifth anniversaries of the date of grant; provided, however, such scheduled vesting shall be accelerated to the third anniversary of the date of grant if certain performance targets are satisfied.
(5) These options were surrendered after Mr. Leith resigned from Unisource in July 1996.

OPTION EXERCISES

  The following table shows Alco stock option exercises for Named Officers during fiscal 1996:

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                               NUMBER OF    NUMBER OF
                                              SECURITIES   SECURITIES                  VALUE OF
                                              UNDERLYING   UNDERLYING     VALUE OF    UNEXERCISED
                                              UNEXERCISED  UNEXERCISED  IN-THE-MONEY IN-THE-MONEY
                           SHARES             OPTIONS AT   OPTIONS AT    OPTIONS AT   OPTIONS AT
                          ACQUIRED    VALUE     FY-END       FY-END        FY-END       FY-END
                         ON EXERCISE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE  UNEXERCISABLE
      NAME                   (#)       ($)        (#)          (#)         ($)(1)       ($)(1)
      ----               ----------- -------- ----------- ------------- ------------ -------------
Ray B. Mundt............      --     $    --     6,160        1,443      $  149,103  $   29,897.08
Charles White...........    9,600     479,550   21,000       33,400         715,488     341,806.25
Hugh G. Moulton.........   15,400     512,938   67,400       22,000       2,259,500     674,500.00
L. Bruce Williams.......    8,860     282,177      240       13,300           8,280     282,425.00
David L. Rhodes, Jr.....      --          --     2,760       12,040          61,485     226,086.25
William T. Leith........      --          --    42,900       80,200         984,188   1,391,200.00

--------
(1) Value of unexercised options equals fair market value of Alco Stock as of September 30, 1996 ($49.875), less the exercise price, multiplied by the number of shares underlying the stock options.

LONG-TERM INCENTIVE COMPENSATION PLAN AWARDS

  The following table shows the dollar value of awards granted to Named Officers under Alco's long-term incentive compensation plan (the "LTIP") during fiscal 1996 and the dollar amount which will become payable under the LTIP after fiscal 1998 upon attainment of threshold, target and maximum performance levels:

       LONG TERM INCENTIVE COMPENSATION PLANS--AWARDS IN LAST FISCAL YEAR

                         DOLLAR VALUE OF   PERFORMANCE
                            NUMBER OF       OR OTHER      ESTIMATED FUTURE PAYOUTS
                          SHARES, UNITS   PERIOD UNTIL      (IN DOLLARS) (#)(2)
                            OR OTHER       MATURATION    --------------------------
      NAME                RIGHTS (#)(1)     OR PAYOUT    THRESHOLD TARGET  MAXIMUM
      ----               --------------- --------------- --------- ------- --------
Ray B. Mundt............    $    --                  --    $--     $   --  $    --
Charles White...........      81,638     10/1/95-9/30/98    --      40,819   81,638
Hugh G. Moulton.........      77,750     10/1/95-9/30/98    --      38,875   77,750
L. Bruce Williams.......     104,962     10/1/94-9/30/97    --      52,481  104,962
David L. Rhodes, Jr.....     104,962     10/1/95-9/30/98    --      52,481  104,962
William T. Leith........     349,875(3)  10/1/95-9/30/98    --     174,938  349,875

--------
(1) Represents the number of cash awards granted, which, if vested, will entitle the participant to receive cash. The foregoing awards were made under Alco's LTIP and will be paid under Unisource's LTIP. See "--Long Term Incentive Compensation Plan Description." The LTIP awards are based on a comparison of total stockholder return (stock price appreciation and dividends) versus the total stockholder return of the Standard & Poor's 500 Stock Index and Unisource's internal financial measurements of total stockholder return. A portion of stockholder return is based on Alco Stock for the period before the Spin-Off and a portion of stockholder return is based on Unisource Common Stock for the period thereafter. The awards (or pro rated portions thereof), if vested, will be paid at the end of the three-year period.
(2) Represents the cash amount which will be received upon attainment of threshold, target and maximum performance. For performance between threshold and maximum, the cash amount to be received will be prorated on a straight-line basis.
(3) Mr. Leith surrendered this award after he resigned in July 1996.

WILLIAM LEITH SEPARATION AND CONSULTING AGREEMENT

  In July 1996, William Leith resigned as President and Chief Executive Officer of Unisource and subsequently entered into a separation and consulting agreement with Alco and Unisource (the "Consulting Agreement"). The Consulting Agreement provides that during the period from August 31, 1996 to August 31, 1999, Mr. Leith will render advice and consulting services to Unisource and Unisource will pay Mr. Leith $1.66 million in cash and benefits through August 1999, subject to reduction if Mr. Leith finds new employment. The Consulting Agreement provides that all stock options provided to Mr. Leith prior to January 1, 1996, shall continue to vest during the period Mr. Leith receives the foregoing payments and shall become fully vested on the earlier of the date when Mr. Leith's payments cease or January 1, 1999. Mr. Leith will continue to have the right to exercise all vested options until August 31, 1999. Mr. Leith and Unisource have agreed that 50% of Mr. Leith's existing Alco stock options will be converted into Unisource stock options and the remaining 50% will continue as Alco options after the Spin-Off.

STOCK OPTION PLAN

  We have adopted a stock option plan (the "Stock Option Plan"), which is intended to provide an incentive to employees and other persons who will be responsible for Unisource's future growth and continued success. The Stock Option Plan authorizes grants of options for an aggregate of 10 million shares of Unisource Common Stock (subject to adjustment for subsequent stock splits, stock dividends and in certain other circumstances). This aggregate number includes shares to be issued as a result of the conversion of Alco options held by Unisource employees as of December 31, 1996 into options to purchase Unisource Common Stock. Options may be granted to persons who are employees of Unisource or its subsidiaries, including employee directors and officers, or who provide services as independent contractors to Unisource or its subsidiaries. Members of the Board of Directors who are not employees of Unisource or a Subsidiary are not eligible to participate in the Stock Option Plan. See "--Director Compensation." The Stock Option Plan authorizes grants at per share option prices equal to, less than or greater than the fair market value of shares of Unisource Common Stock on the date of grant. No one person may receive more than 500,000 options pursuant to the Stock Option Plan in any fiscal year. We estimate that there may be approximately 200 persons (including employee directors and officers) in the category of key employees to whom options may be granted under the Stock Option Plan.

  The Human Resources Committee will determine the persons to whom options will be granted, the dates of grant, the number of shares to be subject to each option, the option prices, the duration, and the other terms and conditions of the options, including any restrictions to be placed on transferability of shares upon exercise of options. Options will be granted for various terms, but unless the particular option award provides otherwise, they will generally terminate 90 days following the optionee's termination of employment or service or, in the case of death or disability, within one year thereafter. Options generally are not transferable except by will or the laws of descent and distribution. The Human Resources Committee will determine whether to grant options qualifying as "incentive stock options" under Section 422 of the Code (hereinafter referred to as "ISOs"), or options which do not so qualify (hereinafter referred to as "non-ISOs"), or a combination of both. Only employees of Unisource or its majority owned subsidiaries are eligible to receive ISOs.

  The Human Resources Committee may establish conditions precedent to the vesting of the right to exercise options, including continued employment with Unisource. Our obligation to sell, issue and deliver shares under options granted under the Stock Option Plan will be subject to all applicable laws, rules and regulations, and to such approvals as may be required by any governmental agencies. Shares subject to an option which expired or was terminated will again be available for option grant under the Stock Option Plan.

  The Board of Directors may amend or terminate the Stock Option Plan in any manner and at any time, except that, with certain exceptions, no such amendment or termination may adversely affect the rights of the holders of then outstanding options, without such holders' consent.

  Unisource employees will be given the opportunity to convert outstanding Alco options into options to purchase Unisource Common Stock. Pursuant to such election, Alco options will be converted into Unisource stock options based on a formula that preserves the economic value inherent in the converted option after taking into account the fair market value of Alco Stock before December 11, 1996 and the fair market value of Unisource Common Stock on and after December 11, 1996. Such Unisource stock options will become vested and may be exercised in accordance with terms comparable to those in effect under the corresponding Alco options.

  The Federal income tax consequences of the grant and exercise of options under the Stock Option Plan will depend upon the terms and conditions of particular options as determined by the Human Resources Committee, and upon the provisions of law as then in effect. Under the Code as currently in effect, an optionee will not recognize taxable income upon the grant or exercise of an ISO, except that the excess of the fair market value of the shares at the time of exercise over the option price is a tax preference item. As an item of tax preference, such excess would be included in the alternative minimum tax calculation for the year in which the ISO is exercised. If the optionee holds the shares for at least two years after the date of grant and one year after the date the shares are transferred to the optionee, any difference between the option price and amount received upon sale is treated as capital gain or loss. If the optionee does not comply with such holding periods, ordinary income is recognized in the year of disposition of the shares in an amount equal to the sale price (or, for other transfers, the fair market value on the date of transfer) or the fair market value on the date of exercise (whichever is less) less the option price. In such event, any item of tax preference otherwise generated upon the exercise of the option is disregarded. Unisource will not be allowed a deduction for federal income tax purposes in connection with the grant or exercise of any ISO. If the shares acquired are disposed of during the one-year or two-year holding periods described above, Unisource will generally be entitled to a tax deduction with respect to the ordinary income recognized by the optionee.

  As to non-ISOs, the optionee will recognize ordinary income upon the exercise of the option to the extent that the fair market value of the shares at the time of exercise exceeds the option price. Unisource is generally entitled to a deduction for Federal income tax purposes with respect to the optionee's ordinary income. For the purpose of subsequent disposition of the stock (which would be treated as any other sale of stock), the optionee's cost basis is equal to the option price plus any amount recognized as ordinary income, and the holding period for the stock commences with the exercise of the option.

LONG-TERM INCENTIVE COMPENSATION PLAN DESCRIPTION

  We have adopted an LTIP to provide long-term incentives to selected employees. The LTIP is intended to motivate and reward growth in stockholder value by granting to eligible employees awards which vest only if certain performance criteria are met. The LTIP will be administered for executives by the Human Resources Committee, which has the authority to select the employees to whom awards will be made. The Committee also will determine the number of shares of Unisource Common Stock subject to each award and will set the objective performance goals that must be met within a specified time period in order for the employee to receive the shares. All management personnel, including the Named Officers, are eligible for selection to participate in the LTIP.

  The performance goals specified by the Human Resources Committee generally relate to the performance of the employee's business unit or the performance of Unisource as a whole. Measurements of performance may include stock price, sales, earnings per share, return on equity, return on assets, growth in assets, total stockholder return or such other objective performance goals as may be established by the Human Resources Committee. If the applicable performance goals are met within the specified time period and the Human Resources Committee so certifies, the employee will receive the earned LTIP award (or pro rated portion thereof). The employee may elect to have up to one-half of the value of the award withheld by Unisource to satisfy tax obligations. If the Human Resources Committee does not certify that the applicable performance goals have been met within the specified time period, the award will be forfeited.

  We will be responsible for paying Unisource employees' LTIP awards for periods that end after December 31, 1996. Outstanding awards held by our employees under Alco's long term incentive compensation plan as of December 31, 1996 will be converted into awards payable in Unisource Common Stock under the Unisource LTIP.

  A maximum of 6,000,000 shares of Unisource Common Stock may be issued under the LTIP (subject to adjustment in certain cases). Shares subject to awards which are forfeited under the LTIP will be available to be awarded again under the LTIP. The Board of Directors may amend or terminate the LTIP in any manner and at any time, except that, with certain exceptions, no such amendment or termination shall adversely affect the rights of employees with respect to outstanding awards without such employees' consent.

ANNUAL BONUS PLAN

  We have adopted an annual bonus plan (the "Bonus Plan") that will provide for the payment of annual cash bonuses following the close of each fiscal year, based upon the achievement of objective performance goals. The Bonus Plan will be administered by the Human Resources Committee. The Human Resources Committee will designate employees eligible to receive bonuses and will determine performance objectives, types of bonuses to be paid, bonus amounts, and how and when bonuses will be paid. Participation is generally limited to management employees. Bonuses paid to individuals other than the Named Officers will be paid at the discretion of the Human Resources Committee.

  For each Named Officer, the Human Resources Committee will establish objective performance goals under which a bonus can be paid to the employee. The Human Resources Committee will establish, in writing, for each fiscal year, the bonus opportunity for each Named Officer, the performance goals, the specific performance criteria and the appropriate weight of each performance criteria and the performance target or range of targets to measure satisfaction, in whole or in part, of the performance goals. Bonuses for the Named Officers may not exceed 100% of the individual's annual base compensation for the year.

  At the end of the performance period, the Human Resources Committee will evaluate Unisource's performance based upon the achievement of the pre-established performance goals and certify, in writing, the extent to which the specific performance criteria were attained. Individual awards will be determined based on performance against the pre-established goals. The Board may amend or terminate the Bonus Plan in any manner and at any time.

PENSION PLAN AND SUPPLEMENTAL RETIREMENT PLAN

  We have adopted a pension plan for salaried employees (the "Pension Plan"). The Pension Plan provides to each eligible employee retiring at age 65 annual pension benefits equal to the number of the employee's years of credited service multiplied by 1% of the employee's average annual compensation earned during the three consecutive years within the employee's last ten years of participation in the Pension Plan which yield the highest average. Employees will receive credit for their covered service with Alco to the extent that they received such credit under Alco's retirement plan, and past participation in the Alco plan will be taken into account for purposes of computing benefits under the Unisource Pension Plan. Assets attributable to Unisource employees' benefits under the corresponding Alco retirement plan will be transferred from the Alco plan to the Pension Plan, and Unisource employees' benefits under the Pension Plan will include benefits previously accrued under the Alco plan. All Pension Plan costs are paid by Unisource and the Pension Plan benefits are funded on an actuarial basis. The years of credited service as of September 30, 1996 for the Named Officers were: Ray B. Mundt--24.7 years; Charles F. White--
31.3 years; Hugh G. Moulton--25.9 years; L. Bruce Williams--7.0 years; David L. Rhodes, Jr.--4.4 years; and William T. Leith--4.6 years. In addition, Mr. Leith earned a past service benefit from his former company (which was acquired by Alco in 1990) which entitles him to receive a single life annuity of $1,738 per month beginning at age 65.

  We have adopted a supplemental executive retirement plan ("SERP"). Coverage under the SERP is limited to participants in Unisource's Pension Plan who are not commissioned sales employees and whose benefits under the Pension Plan are limited because of (a) restrictions imposed by the Code on the amount of benefits which may be paid from a tax-qualified plan, (b) restrictions imposed by the Code on the amount of an employee's compensation that may be taken into account in calculating benefits to be paid from a tax-qualified plan, or (c) any reductions in the amount of compensation taken into account under the Pension Plan because of an employee's participation in certain deferred compensation plans sponsored by Unisource or a Subsidiary. The SERP provides for a supplement to the annual pension paid under the Pension Plan to participants who attain early or normal retirement under the Pension Plan or who suffer a total and permanent disability while employed by Unisource or a subsidiary and a supplement to the pre-retirement death benefits payable under the Pension Plan on behalf of such participants who die with a vested interest in the Pension Plan. The amount of the supplement will be the difference, if any, between the pension or pre-retirement death benefit paid under the Pension Plan and the benefit that would otherwise have been payable but for the restrictions imposed by the Code and any reduction in the participant's compensation for purposes of the Pension Plan resulting from his or her participation in certain deferred compensation plans of Unisource or a subsidiary. The maximum amount of annual compensation upon which the supplement may be based is $500,000 per participant.

  Employees will receive credit for their covered service with Alco for purposes of the SERP, to the extent that they received such credit under Alco's supplemental executive retirement plan. The benefits provided under Unisource's SERP will include benefits previously accrued by Unisource employees under Alco's supplemental executive retirement plan.

  The following table shows estimated annual retirement benefits that would be payable to participants under Unisource's Pension Plan and, if applicable, the SERP, upon normal retirement at age 65 under various assumptions as to final average annual compensation and years of credited service and on the assumption that benefits will be paid in the form of a single life annuity. The benefits are not subject to any reduction for Social Security benefits.

                      ESTIMATED ANNUAL RETIREMENT BENEFITS

                                              YEARS OF CREDITED SERVICE
                                      ------------------------------------------
FINAL AVERAGE
COMPENSATION                             5      10       20       30       35
-------------                         ------- ------- -------- -------- --------
$200,000............................. $10,000 $20,000 $ 40,000 $ 60,000 $ 70,000
250,000..............................  12,500  25,000   50,000   75,000   87,500
300,000..............................  15,000  30,000   60,000   90,000  105,000
400,000..............................  20,000  40,000   80,000  120,000  140,000
500,000 or above.....................  25,000  50,000  100,000  150,000  175,000

  Covered compensation under the Pension Plan and SERP of each of the Named Officers includes salary and bonus as set forth in the Summary Compensation Table.

DEFERRED COMPENSATION PLANS

  Alco and Unisource have historically maintained deferred compensation plans for their employees. The Company will provide the benefits related to past deferrals made by Unisource employees under certain of these plans. We have implemented a new deferred compensation plan that will allow certain Unisource employees to defer all or a portion of their annual salary, bonus and LTIP payouts. A participant's deferred compensation will be invested in one or more hypothetical investment funds selected by the participant under the plan.

RETIREMENT SAVINGS PLAN

  We have adopted a 401(k) retirement savings plan (the "RSP"), under which eligible Company employees may contribute up to 16% of their compensation. Under federal law, not more than $150,000 of an employee's annual compensation may be taken into account for purposes of the RSP. Unisource would make matching contributions in the form of Unisource Common Stock equal to two-thirds of the first 6% of an employee's contributions. Employee contributions would be invested in one or more of six available investment funds, including a Unisource stock fund. Matching contributions would be invested in the Unisource stock fund, except that after an employee attains age 55, the employee may invest matching contributions in any of the other available investment funds.

  Employees generally would earn a vested interest in their matching contributions accounts over a five-year period, based on the employees' service with Unisource and past service with Alco. Employees' accounts attributable to their contributions are fully vested. Employees' vested accounts are payable upon retirement or other termination of employment. Withdrawals and plan loans are permitted under certain circumstances. Unisource may amend or terminate the RSP at any time in accordance with its terms and applicable law.

  Assets of Alco's retirement savings plan that are attributable to the accounts of Unisource employees will be transferred to Unisource's RSP and will be held for the benefit of such employees. Unisource employees will have an opportunity to direct that their investment in the Alco stock fund be liquidated and that the proceeds be invested in a Unisource stock fund or, in the case of employee contributions and accounts of employees over age 55, any of the other available investment funds.

PARTNERS' STOCK PURCHASE PLAN

  We have adopted a partners' stock purchase plan ("PSPP") to encourage ownership of Unisource Common Stock by employees and directors who are designated as "partners." As of January 1, 1997, it is expected that participation in the PSPP will be made available to 163 key management persons (including independent directors) who have been designated as "partners." All of Unisource's directors and executive officers have been designated as "partners." Participants may contribute to the PSPP between 2% and 15% of their annual compensation, including any annual bonus. Unisource will contribute to the PSPP an amount equal to two-thirds of the participant's investments. Additionally, Unisource will make an annual contribution to the PSPP after the end of each fiscal year in an amount equal to one-third of the participant's investments in the PSPP during the preceding fiscal year, if Unisource achieves its financial performance goals for that fiscal year. The PSPP is administered by trustees who will invest contributions to the PSPP in Unisource Common Stock.

  A participant's interest in shares purchased with the participant's contributions to the PSPP vest immediately. Shares purchased with Unisource's contributions to the PSPP will vest over a period of five years beginning approximately one year following the year for which the contribution is made. Shares purchased under the PSPP are distributed as the participant's interest in the shares vests.

  The Board of Directors may amend the PSPP in any respect, provided that no such amendment shall affect the right of a participant to receive his or her proportionate interest in amounts which have vested under the PSPP.

  Shares of Alco Stock and Unisource Common Stock that are held under Alco's partners' stock purchase plan for persons who are "partners" of Unisource will be transferred to the PSPP. The shares will continue to vest based on the participant's service with Unisource and past service with Alco. Participants will have an opportunity to direct that their Alco Stock be sold and the proceeds invested in Unisource Common Stock.

DIRECTOR COMPENSATION

  All independent directors are entitled to receive fees of $25,000 per year for service on the Board of Directors and committees thereof, and attendance fees of $1,000 for each Board and committee meeting attended. Committee members also receive $3,000 per committee per year and committee chairmen receive $3,000 per chairmanship per year. In addition, independent directors who serve as trustees for Unisource's employee benefit plans receive $3,000 per year for services rendered to the plans, $3,000 per year for trustee chairmanship, and attendance fees of $1,000 for each trustees' meeting attended.

  We have adopted a stock option plan for directors (the "Directors' Plan") which would enable directors of Unisource to receive all or a portion of their directors' fees (excluding attendance fees) in the form of options to purchase Unisource Common Stock at exercise prices equal to 75% of the fair market value on the date such options are granted. The Directors' Plan provides for an automatic annual grant of stock options to each director who has filed with Unisource an election to receive such options in lieu of all or a portion of his or her Board, committee and trustee fees. The options are exercisable for twenty years and will not terminate upon the director's termination as a director (except in the case of death), but generally may not be exercised prior to the twelve-month anniversary of the date of grant. An option which is outstanding on the date of a director's death may be exercised by such director's legal representative for a twelve-month period following the date of death.

  In addition to the foregoing amounts, each independent director will receive an annual grant of options to purchase 800 shares of Unisource's Common Stock pursuant to the Directors' Plan. These options are granted at an exercise price equal to the fair market value of Unisource's Common Stock on the date of grant. Options are exercisable six months after the date of grant and remain exercisable for a period of ten years from the date of grant. The right of a director in such options will not terminate upon the director's termination as a director, except that an option which is outstanding on the date of a director's death may be exercised by such director's legal representative for a twelve-month period following the date of death.

  A total of 250,000 shares of Unisource Common Stock (subject to adjustment in certain cases) are reserved for issuance under the Directors' Plan. If an option issued under the Directors' Plan is terminated or canceled without being exercised, the shares which were not purchased thereunder will again become available for issuance under the Directors' Plan. The Board of Directors has the power to amend, modify or terminate the Directors' Plan, provided that no amendment, modification or termination may adversely affect the rights of an option holder without such holder's consent. The Federal income tax consequences of the grant and exercise of options under the Directors' Plan are as described with respect to non-ISOs under "--Stock Option Plan." Before the Spin-Off, Unisource directors may elect to have their outstanding Alco options converted into options to purchase Unisource Common Stock. The Alco options will be converted into Unisource stock options based on a formula that preserves the economic value inherent in the converted option after taking into account the fair market value of Alco Stock before December 11, 1996 and the fair market value of Unisource Common Stock on and after December 11, 1996. Unisource stock options so issued may be exercised according to terms comparable to those in effect under the corresponding Alco options.

  Independent directors who complete at least five full years of service as a member of the Unisource Board of Directors and who are not otherwise entitled to receive a pension benefit from Unisource are entitled to receive a monthly retirement benefit after retiring from Unisource's Board of Directors. Payment of such benefit begins upon the later of the director's 70th birthday or his or her separation from service on the Board of Directors. The amount of such monthly benefit is equal to one-twelfth of the annual retainer in effect for such director (excluding committee fees, chairmanship fees, trustee fees and attendance fees) immediately preceding his or her separation from service on the Board of Directors. Payment of the monthly retirement benefit ceases upon the director's death. Unisource directors who were members of Alco's Board of Directors immediately before the Spin-Off will receive credit for their service as a director of Alco, and the benefits provided under Unisource's retirement plan for directors will include benefits previously accrued by such directors under Alco's retirement plan for directors.

LOAN PROGRAM

  We have adopted a loan program which would encourage persons designated as "partners" to purchase and retain Unisource Common Stock. Such loans would be expected to carry a requirement that the loan be secured by the borrower's pledge of Unisource Common Stock having a value at the time of the loan of not less than twice the amount of the loan. Such loans would be payable upon demand and bear interest at an annual rate of 6%. Alco had a similar loan program for its "partners." Unisource will assume responsibility for all outstanding loans made by Alco to persons who are "partners" of Unisource, and such loans may be secured by the borrower's pledge of Unisource Common Stock or Alco Stock. As of September 30, 1996, loans were outstanding to 17 Unisource partners in an aggregate amount of approximately $1.25 million. From October 1, 1995 to September 30, 1996, the indebtedness of the following Named Officers and group under Alco's loan program was as follows:

                               LARGEST AMOUNT OUTSTANDING AMOUNT OUTSTANDING AT
         NAME OR GROUP              DURING PERIOD($)      SEPTEMBER 30, 1996($)
         -------------         -------------------------- ---------------------
   Ray B. Mundt..............           $    --                 $    --
   Charles White.............                --                      --
   Hugh G. Moulton...........            530,000                 300,000
   L. Bruce Williams.........                --                      --
   David L. Rhodes, Jr.......                --                      --
   William T. Leith..........            224,000                 224,000
   All Unisource directors
    and executive officers as
    a group..................            904,000                 674,000

            SECURITY OWNERSHIP OF UNISOURCE COMMON STOCK BY CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF UNISOURCE

  The table below sets forth certain projected information as of December 13, 1996 regarding the direct beneficial ownership of shares of Unisource Common Stock and the indirect beneficial ownership of Unisource Common Stock, associated with the potential conversion of exercisable Alco stock options for Unisource stock options in connection with the Spin-Off, by: (i) each person we estimate will beneficially own more than five percent of the outstanding shares of Unisource Common Stock; (ii) each prospective director of Unisource as of January 1, 1997; (iii) each Named Officer; and (iv) the prospective directors and executive officers of Unisource, as a group. See "Management--Stock Option Plan." The ownership information presented below with respect to all persons and organizations:

    (a) is based on record ownership of Alco Stock at September 30, 1996 and the number of Alco stock options exercisable as of November 29, 1996;

    (b) reflects the Distribution Ratio of one share of Unisource Common Stock for every two shares of Alco Stock; and

    (c) assumes no change in record ownership of Alco Stock or beneficial ownership of Alco options between such dates and December 13, 1996.

                                                                   PROJECTED
                                    NUMBER OF DIRECT             PERCENTAGE OF
                                         SHARES       NUMBER OF   OUTSTANDING
                                      BENEFICIALLY   EXERCISABLE   UNISOURCE
                                        OWNED(1)     OPTIONS(2)  COMMON STOCK
                                    ---------------- ----------- -------------
5% STOCKHOLDERS:
American Express Company...........    4,479,951           --         6.8%
DIRECTORS AND EXECUTIVE OFFICERS:
Paul J. Darling, II................          390         8,322          *
James J. Forese....................       38,119           --           *
Dana G. Mead.......................          347         8,322          *
Ray B. Mundt.......................      135,458(3)        --           *
Rogelio G. Sada....................        6,939        34,916          *
James W. Stratton..................        2,569         9,910          *
Charles F. White...................       21,383        23,500          *
Hugh G. Moulton....................       51,848(4)     59,400          *
L. Bruce Williams..................        3,850         3,440          *
David L. Rhodes, Jr................        2,588         4,880          *
William T. Leith...................       14,931        42,900          *
All directors and executive offi-
 cers as a group (13 persons)......      291,856(5)    206,450          *

--------
 * Less than one percent.
(1) Includes Alco Stock owned of record and shares of Alco Stock that are beneficially owned in Alco's Retirement Savings Plan (The "Alco RSP") and Alco's Partners' Stock Purchase Plan (the "Alco PSPP"); assumes all shares of Alco Stock that are owned of record are converted into shares of Unisource Common Stock pursuant to the Spin-Off and that shares beneficially owned in the Alco RSP and Alco PSPP are converted into Unisource Common Stock in Unisource's RSP and PSPP, respectively, in accordance with the Distribution Ratio. See "Management--Retirement Savings Plan" and "--Partners' Stock Purchase Plan."
(2) Reflects number of Alco stock options exercisable as of November 29, 1996. The actual number of Unisource stock options which each director and executive officer will own as of December 31, 1996 will be dependent upon, among other things, the Distribution Ratio, exercise activity concerning Alco stock options, the inherent value of such options and the prevailing trading prices for Alco Stock and Unisource

   Common Stock. See "Management--Stock Option Plan" for more information concerning Unisource employees' conversion of Alco stock options to Unisource stock options in connection with the Spin-Off.
(3) Includes 26,572 shares owned by family members, the beneficial ownership of which Mr. Mundt disclaims.
(4) Includes 6,400 shares owned by family members, the beneficial ownership of which Mr. Moulton disclaims.
(5) Includes 32,972 shares owned by family members of directors and executive officers.

  As of September 30, 1996, Alco employees, through direct ownership or employee benefit plans, owned approximately 11.6% of the outstanding Alco Stock. Unisource estimates that, after giving effect to the Spin-Off, Unisource employees will beneficially own approximately 4.5% of the Unisource Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

INTRODUCTION

  We presently expect that we will have the following capital stock authorization and terms and antitakeover provisions in place on December 31, 1996.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The authorized capital stock of Unisource consists of 250 million shares of Unisource Common Stock, no par value, and 10 million shares of Preferred Stock, no par value (the "Preferred Stock").

  Following December 31, 1996 there are expected to be approximately 66,286,500 shares of Unisource Common Stock outstanding held of record by approximately 15,000 persons, excluding shares of Unisource Common Stock issuable upon the exercise of Unisource stock options granted in connection with the Spin-Off. See "The Spin-Off--Results of the Spin-Off" and "Management--Stock Option Plan." No shares of Preferred Stock have been issued by Unisource, and there is no present intention to issue any shares of Preferred Stock.

UNISOURCE COMMON STOCK; DELAWARE ANTITAKEOVER PROVISIONS

  Holders of shares of Unisource Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of shares of Unisource Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Unisource Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Unisource, the holders of shares of Unisource Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Holders of Unisource Common Stock have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Unisource Common Stock.

  Unisource is subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). Subject to certain exceptions, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. A "business combination" includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of either the aggregate market value of the consolidated assets of the corporation or the aggregate market value of all the outstanding stock of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation or which provide the interested stockholder with a financial benefit. These restrictions do not apply where:

    (i) the business combination or the transaction in which the stockholder becomes interested is approved by the corporation's board of directors prior to the date the interested stockholder acquired its shares;

    (ii) the interested stockholder acquired at least 85% of the outstanding voting stock of the corporation in the transaction in which the stockholder became an interested stockholder excluding, for determining the number of shares outstanding, shares owned by persons who are directors as well as officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    (iii) the business combination is approved by the board of directors and the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

  The business combinations provisions of Section 203 of the DGCL may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of Unisource that are not negotiated with and approved by the Board of Directors.

PREFERRED STOCK

  The Amended and Restated Certificate of Incorporation of Unisource (the "Unisource Certificate") provides that Unisource may issue up to 10 million shares of Preferred Stock. The Unisource Board has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of Unisource. Because the terms of the Preferred Stock may be fixed by the Unisource Board without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat a proposed takeover of Unisource or to make the removal of management of Unisource more difficult. Under certain circumstances this could have the effect of decreasing the market price of the Unisource Common Stock. Unisource has authorized a class of series Preferred Stock in connection with the authorization of its Stockholder Rights Plan. See "--Stockholder Rights Plan."

CERTAIN ANTITAKEOVER PROVISIONS--UNISOURCE CERTIFICATE AND BY-LAWS

  Certain provisions of the Unisource Certificate and our by-laws (the "By-laws") may have the effect, either alone or in combination with each other, of making more difficult or discouraging a tender offer, takeover attempt or change in control that is opposed by Unisource's Board of Directors but that a stockholder might consider to be in its best interest. Unisource believes that such provisions are necessary to enable Unisource to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the Board of Directors to be in the best interests of Unisource and its stockholders. These provisions are summarized in the following paragraphs.

  Classified Board of Directors. The Unisource Certificate and By-laws provide that the Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The Board consists of the persons referred to in "Management--Directors." The Certificate and By-laws provide that of the initial directors of Unisource, one-third will continue to serve until the 1997 Annual Meeting of Stockholders, one-third will continue to serve until the 1998 Annual Meeting of Stockholders, and one-third will continue to serve until the 1999 Annual Meeting of Stockholders. Of the initial directors, Messrs. Sada and Forese will serve until the 1997 Annual Meeting of Stockholders; Messrs. Darling and Mead will serve until the 1998 Annual Meeting of Stockholders; and Messrs. Stratton and Mundt will serve until the 1999 Annual Meeting of Stockholders. Starting with the 1997 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term.

  The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Such a delay may help ensure that Unisource's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Board would be beneficial to Unisource and its stockholders and whether or not a majority of Unisource's stockholders believe that such a change would be desirable.

  The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Unisource, even through such an attempt might be beneficial to Unisource and its stockholders. The classification of the Board could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of the Unisource Common Stock by purchasers whose objective is to take control of Unisource and remove a majority of the Board, the classification of the Board could tend to reduce the likelihood of fluctuations in the market price of the Unisource Common Stock that might result from accumulations of large blocks for such a purpose. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Unisource Common Stock at a higher market price than might otherwise be the case.

  Number of Directors; Removal of Directors; Vacancies. The By-laws provide that the number of directors of Unisource shall be a number between six and seventeen which shall be fixed by resolution adopted by either a majority of the entire Board of Directors or the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of Unisource entitled to vote generally in the election of directors voting together as a single class.

  The Unisource Certificate and By-laws also provide that, subject to the rights of holders of any Preferred Stock then outstanding and any requirements of law, directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Unisource then entitled to vote generally in the election of directors, voting as a single voting group. Subject to the rights of holders of any outstanding Preferred Stock issued by Unisource, vacancies on the Board of Directors may be filled only by the Board of Directors, the stockholders acting at an annual meeting or, if the vacancy is with respect to a director elected by a voting group, by action of any other directors elected by such voting group or such voting group.

  Business Conducted at Meetings; Director Nominations. The By-laws provide that in order to bring matters before the annual meetings of stockholders, stockholders must give notice to Unisource containing certain information within 60 to 90 days prior to the anniversary date of the previous year's annual meeting or, if the date of the annual meeting is not within 30 days of the anniversary date of the previous year's annual meeting, no earlier than 90 days prior to such annual meeting and no later than the close of business on the tenth day following the day on which notice of the date of such meeting was mailed or the tenth day following the day on which public disclosure of the date of the meeting of stockholders was made, whichever first occurs. In order to nominate candidates for directors of Unisource, stockholders must give notice to Unisource containing certain information within 60 to 90 days prior to the anniversary date of the previous year's annual meeting or, if the date of an annual meeting is not within 30 days of the anniversary of the previous year's annual meeting, not later than the close of business on the tenth day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the meeting of stockholders was made, whichever first occurs.

  Special Meeting of Stockholders. The DGCL provides that special meetings of stockholders may be called by the Board of Directors of Unisource or any person authorized by the Unisource Certificate or By-laws to call a special meeting. The By-laws provide that special meetings may be called by the Board of Directors or any person authorized by the Board of Directors to call a special meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of special meeting by or at the direction of the Board of Directors. In order to nominate candidates for directors of Unisource at a special meeting, stockholders must give notice to Unisource containing certain information not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

  No Stockholder Action by Written Consent; Stockholder Action at Meetings. The Unisource Certificate and By-Laws provide that stockholder action can be taken only at an annual or special meeting of stockholders, and prohibit stockholder action by written consent in lieu of a meeting.

  Supermajority Voting. The Unisource Certificate requires the approval of the holders of at least 66 2/3% of the voting power of all of the shares entitled to vote to alter, amend, repeal or adopt any provision inconsistent with or limiting the effect of provisions of certain enumerated antitakeover provisions in the Unisource

Certificate and By-laws, including the anti-takeover provisions listed above. The Board of Directors may amend, supplement or repeal the By-laws at any time, except as limited by law.

STOCKHOLDER RIGHTS PLAN

  Unisource's Board of Directors has adopted a Stockholder Rights Plan (the "Stockholder Rights Plan") and has declared a dividend of one right (a "Right") for each outstanding share of Unisource Common Stock, which Rights will attach to and trade with Unisource Common Stock, except as described below.

  Rights Distribution Date. The Rights will separate from the Unisource Common Stock and a distribution date ("Rights Distribution Date") will occur upon the earlier of:

    (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Unisource Common Stock (the "Stock Acquisition Date") or

    (ii) the close of business on such date as may be fixed by the Board of Directors, which date shall not be more than ten days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Unisource Common Stock.

  The surrender for transfer of any certificates of Unisource Common Stock outstanding will also constitute the transfer of the Rights associated with the Unisource Common Stock represented by such certificates.

  Exercise of Rights; Term of Plan. The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on November 8, 2006, unless earlier redeemed by the Company as described below or unless certain transactions set forth in the Stockholder Rights Plan have occurred.

  Except in the circumstances described below, after the Rights Distribution Date, each Right will be exercisable into one one-hundredth of a Series A Preferred Share (a "Series A Preferred Share Fraction"). The voting and dividend rights of the Series A Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Unisource Common Stock. In lieu of issuing certificates for Series A Preferred Share Fractions which are less than an integral multiple of one Series A Preferred Share (i.e., 100 Series A Preferred Share Fractions), Unisource may pay cash representing the current market value of the Series A Preferred Share Fractions.

  Flip-In Rights. In the event that at any time following the Stock Acquisition
Date:

    (i) Unisource is the surviving corporation in a merger with an Acquiring Person and Unisource Common Stock remains outstanding;

    (ii) a person, including affiliates and associates, becomes the beneficial owner of more than 20% of the then outstanding Unisource Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of Unisource, upon terms and conditions determined by a majority of the Continuing Directors (as defined below) to be in the best interest of Unisource and its stockholders (a "Qualifying Offer"));

    (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Stockholder Rights Plan; or

    (iv) during such time as there is an Acquiring Person an event occurs that results in such Acquiring Person's ownership interest being increased by more than one percent (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Unisource Common Stock (or, in certain circumstances, cash, property or other securities of Unisource) having a value equal to approximately two times the exercise price of the Right.

In lieu of requiring payment of the purchase price upon exercise of the Rights following any such event, Unisource, by action of a majority of the Continuing Directors in office at the time, may permit the holders simply to surrender the Rights, in which event they would be entitled to receive Unisource Common Stock (and other property, as the case may be) with a value of 50% of what could otherwise be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses
(i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Stockholder Rights Plan) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by Unisource as set forth below.

  Flip-Over Rights. In the event that, at any time following the Stock Acquisition Date:

    (i) Unisource is acquired in a merger or other business combination transaction in which Unisource is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the preceding paragraph) or

    (ii) 50% or more of Unisource's assets or earning power is sold or transferred,

each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to approximately two times the exercise price of the Rights. Again, provision is made to permit, at the option of the Continuing Directors, surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

  Antidilution Adjustments. The Purchase Price payable and/or the number of units of Series A Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

    (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Unisource Common Stock;

    (ii) if holders of the Unisource Common Stock are granted certain rights or warrants to subscribe for Series A Preferred Shares or convertible securities at less than the current market price of the Series A Preferred Shares; or

    (iii) upon the distribution to holders of the Unisource Common Stock of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

  Redemption. At any time until ten days following the Stock Acquisition Date, Unisource may redeem the Rights in whole, but not in part, at a price of $.01 per Right. That ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Under certain circumstances set forth in the Stockholder Rights Plan, the decision to redeem will require the concurrence of the Continuing Directors (as defined below). Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only rights of the holders of Rights will be to the right to receive the $.01 per Right redemption price.

  The term "Continuing Directors" means any member of the Board of Directors of Unisource who was a member of the Board on January 1, 1997, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

  No Stockholder Rights Associated with Rights Before Exercise; Tax Consequences. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Unisource, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to Unisource, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above. See "--Flip-Over Rights."

  Amendment. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Stockholder Rights Plan may be amended by the Board of Directors of Unisource prior to the Rights Distribution Date. After the Rights Distribution Date, the provisions of the Stockholder Rights Plan may be amended by the Board (in certain circumstances, with the concurrence of a majority of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Stockholder Rights Plan; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

  Effect of Stockholders Rights Plan. The Rights have certain defensive effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Unisource without conditioning the offer on a substantial number of Rights being acquired or redeemed. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of Unisource because:

    (i) the Board of Directors (under certain circumstances, with the concurrence of the Continuing Directors) may, at its option, at any time prior to the close of business on the earlier of

      (a) the tenth day following the Stock Acquisition Date or

      (b) November 8, 2006, redeem all of the then outstanding Rights at $.01 per Right; and

    (ii) in any event, the Stockholder Rights Plan does not apply to a tender or exchange offer for all outstanding shares of Unisource which is determined by a majority of the Continuing Directors to be a Qualifying Offer.

The Board of Directors may, as discussed above, extend the ten day redemption period so long as the Rights are still redeemable. See "--Redemption."

LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

  The Unisource Certificate eliminates to the fullest extent now or hereafter permitted by Delaware law, liability of a director to Unisource or its stockholders for monetary damages for any action taken, or failure to take any action, as a director, except for liability:

    (i) for any breach of the director's duty of loyalty to Unisource or its stockholders;

    (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    (iii) under Section 174 of the DGCL, relating to prohibited dividends, distributions and repurchases or redemptions of stock; or

    (iv) for any transaction for which the director derives an improper personal benefit (the "Exculpatory Provision").

  The Exculpatory Provision is intended to afford directors additional protection from, and limit their potential liability for, suits alleging a breach of duty by a director. Unisource believes this provision will assist it in maintaining and securing the services of directors who are not employees of Unisource. As a result of the inclusion of the Exculpatory Provision, stockholders may be unable to recover monetary damages from directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions, such as an injunction or rescission based on a director's breach of the duty of care, as a practical matter, equitable remedies may not be available (e.g. after a transaction has already been effected). If equitable remedies are found not to be available to stockholders for any particular case, stockholders may not have any effective remedy against the challenged conduct.

  Section 145 of the DGCL ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of Unisource, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of Unisource has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  Unisource's By-laws contain provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by Section 145 and Delaware law which, in general, presently requires that the individual act in good faith and in a manner he or she reasonably believed to be in or not opposed to Unisource's best interests and, in the case of any criminal proceedings, that the individual has no reason to believe his or her conduct was unlawful. Unisource's By-laws also permit Unisource to purchase insurance and Unisource has purchased and maintains insurance on behalf of Unisource directors, officers, employees and agents against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not Unisource would have the power to indemnify such person against such liability under the foregoing provision of the By-laws.

                        DESCRIPTION OF CREDIT FACILITY

  Unisource has a $1 billion unsecured Credit Facility with a syndicate of banks, including The Chase Manhattan Bank ("Chase"), the administrative agent for the Credit Facility. The information set forth herein relating to the Credit Facility summarizes all material terms of the Credit Facility, but is qualified in its entirety by reference to the complete text of the documents which are exhibits to the Exchange Act Registration Statement.

  The Credit Facility is available to Unisource, Unisource Capital Corporation, a wholly-owned Delaware subsidiary of Unisource ("Delaware Borrower"), and Unisource Canada, Inc. (the "Canadian Borrower" and, together with Unisource and the Delaware Borrower, the "Borrowers"). All obligations of the Delaware Borrower and the Canadian Borrower are unconditionally guaranteed by Unisource. The Credit Facility will be used to repay the Intercompany Debt and for general corporate purposes of the Borrowers. The commitment termination and the final maturity of the Credit Facility will occur on November 22, 2001.

  The Credit Facility incorporates two borrowing options: (i) an unsecured Revolving Credit Facility (the "Revolver") and (ii) an unsecured Competitive Advance Facility (the "CAF"). Availability under each such borrowing option will be reduced by usage under the other option on a dollar-for-dollar basis. The Revolver will be provided on a committed basis and will include (i) a multi-currency option pursuant to which Unisource and the Delaware Borrower may borrow up to the equivalent of U.S. $100,000,000 in Pounds Sterling, Deutsche Marks and French Francs, (ii) a Canadian Dollar subfacility pursuant to which the Canadian Borrower may borrow up to the equivalent of U.S. $100,000,000 in Canadian Dollars from certain lenders and (iii) a swingline borrowing option under which certain lenders will commit to make up to $100,000,000 in swingline loans to Unisource and the Delaware Borrower. The swingline loans will be made on short notice on a same-day basis, will be payable no later than the fifth business day after the borrowing date and will be denominated in U.S. Dollars only.

  Borrowings under the Revolver (other than swingline loans and loans under the Canadian Dollar subfacility) shall bear interest at either the Alternate Base Rate or LIBOR plus a spread equal to 18.5 basis points during the initial six months of the Credit Facility. After the initial six month period of the Credit Facility, the LIBOR spread will range from 14.5 to 30 basis points based initially on Unisource's consolidated ratio of funded debt to capitalization and subsequently on S&P and Moody's ratings of Unisource's senior, unsecured, non-credit enhanced long-term debt after such ratings are in effect. "Alternate Base Rate" means the highest of:

    (i) the publicly announced Chase prime rate of interest;

    (ii) an adjusted three-month certificate of deposit rate plus 1.0%; and

    (iii) the prevailing federal funds rate plus 0.5%.

"LIBOR" means the London interbank offered rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits of one, two, three or six (or, with the consent of each lender, nine or twelve) months determined two business days prior to the relevant interest period. Borrowings under the swingline loan option of the Revolver shall bear interest at the overnight money market rate of the swingline lender determined in good faith, unless the relevant swingline lender requires the other lenders to acquire participations in such swingline loan, in which case the loan shall bear interest at the Alternate Base Rate. Borrowings under the Canadian Dollar subfacility shall bear interest at the Canadian Prime Rate. The "Canadian
Prime Rate" means the higher of the rate announced by Toronto Dominion Bank (the "Canadian Agent") as its prime rate and the average 30-day bankers' acceptance rate as quoted on the Reuters Service CDOR Page plus 0.625%. Bankers' acceptances under the Canadian Dollar subfacility shall be discounted at the Reference Rate. The Canadian Borrower is also required to pay a stamping fee equal to 18.5 basis points during the initial six month period of the Credit Facility. After the initial six month period of the Credit
Facility, the stamping fee will range from 14.5 to 30 basis points, determined in a manner consistent with the determination of the LIBOR spread described above. "Reference Rate" means the average of the discount rate applicable to acceptances under the Canadian Dollar subfacility to be accepted by the Canadian lenders on the date of acceptance, as determined by the Canadian Agent. Borrowings under the Revolver may be prepaid at any time subject to reimbursement for redeployment costs in the case of LIBOR borrowings.

  The CAF will be provided on an uncommitted competitive advance basis through an auction mechanism. Unisource and the Delaware Borrower may borrow in U.S. Dollars up to the full Credit Facility amount under the CAF option, less the sum of all existing Revolver and CAF loans outstanding. Unisource and the Delaware Borrower shall have the option to request that the lenders bid for CAF loans bearing interest at an absolute rate with specified maturities ranging from 7 to 360 days or bearing interest at a margin over LIBOR for interest periods up to 12 months. Each lender shall have the right, but not the obligation, to submit CAF bids at its discretion.

  The Credit Facility provides for certain ongoing fees, including a facility fee and a utilization fee. The facility fee will be based on the full amount of the Credit Facility, regardless of usage, and will range from 8 to 15 basis points per annum determined in a manner consistent with the determination of the LIBOR spread described earlier. A utilization fee equal to 5 basis points per annum will accrue on the aggregate amount of all loans outstanding under the Credit Facility during the initial six month period of the Credit Facility. Thereafter, a utilization fee of 5 basis points per annum will accrue on each day when the aggregate amount of all loans outstanding under the Credit Facility exceeds two-thirds of the aggregate Credit Facility commitments.

  The principal amount of any Credit Facility loans not paid when due shall bear interest at 2% above rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to Alternate Base Rate loans.

  The conditions precedent to the initial borrowing under the Credit Facility shall include, in addition to the customary conditions, the requirements that:

    (i) the proceeds of the initial borrowing be applied to repay the Intercompany Debt;

    (ii) all material assets to be transferred by Alco to Unisource in connection with the Spin-Off shall have been transferred; and

    (iii) all governmental and third party approvals necessary or advisable in connection with the Spin-Off, the Credit Facility and the continuing operation of Unisource and its subsidiaries shall have been obtained.

  The Credit Facility includes customary covenants and provisions and contains covenants and provisions customary for facilities of this type that will restrict, among other things, Unisource's (and its subsidiaries') ability to:

    (i) merge, consolidate or engage in certain assets sales or dispositions (provided that an existing Canadian securitization program and additional U.S. and Canadian securitization programs, subject to certain dollar limits, shall not be prohibited),

    (ii) incur indebtedness and enter into guarantees;

    (iii) incur liens and enter into sale leaseback transactions; and

    (iv) engage in transactions with affiliates.

  The Credit Facility requires the satisfaction of certain financial performance criteria, including the requirements that:

    (i) the consolidated ratio of funded debt to capitalization not equal or exceed 55%; and

    (ii) minimum consolidated Net Worth (as defined therein) shall not be less than the sum of

      (a)$745,000,000 plus

      (b) 50% of consolidated net income (without deduction for losses) after the date of the Credit Facility.

                             ADDITIONAL INFORMATION

  Unisource has filed the Exchange Act Registration Statement with the Commission concerning the shares of Unisource Common Stock being received by Alco shareholders in the Spin-Off. This document does not contain all of the information set forth in the Exchange Act Registration Statement and the exhibits and schedules thereto. Statements made in this document concerning the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Act Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Exchange Act Registration Statement and the exhibits and schedules thereto filed by Unisource may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 5th Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

  Following the Spin-Off, Unisource will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. Unisource will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its stockholders in connection with its annual meetings of stockholders.

  No person is authorized by Alco or Unisource to give any information or to make any representations other than those contained in this document, and if given or made, such information or representations must not be relied upon as having been authorized.

           INDEX TO UNISOURCE WORLDWIDE, INC. CONSOLIDATED FINANCIAL
                                   STATEMENTS

Unisource Worldwide, Inc.
  Report of Independent Auditors............................................ F-2
  Consolidated Statements of Income......................................... F-3
  Consolidated Balance Sheets............................................... F-4
  Consolidated Statements of Cash Flows..................................... F-5
  Consolidated Statements of Changes in Stockholder's Equity................ F-6
  Notes to the Consolidated Financial Statements............................ F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder
Unisource Worldwide, Inc.

  We have audited the accompanying consolidated balance sheets of Unisource Worldwide, Inc. (a wholly owned subsidiary of Alco Standard Corporation) as of September 30, 1995 and 1996, and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisource Worldwide, Inc. at September 30, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

  As discussed in note 10 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective October 1, 1993.

                                          Ernst & Young LLP

Philadelphia, Pennsylvania
October 16, 1996, except for
notes 1 and 9, as to which the date
is November 22, 1996

                           UNISOURCE WORLDWIDE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                             FISCAL YEAR ENDED SEPTEMBER 30,
                                          --------------------------------------
                                              1994         1995         1996
                                          ------------ ------------ ------------
                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues................................  $  5,756,519 $  6,987,274 $  7,022,808
Costs and expenses
  Cost of goods sold....................     4,825,712    5,925,174    5,896,251
  Selling and administrative............       782,281      855,818      942,088
  Restructuring charge..................           --           --        50,000
                                          ------------ ------------ ------------
                                             5,607,993    6,780,992    6,888,339
Income from operations..................       148,526      206,282      134,469
Interest expense........................        26,233       33,537       31,466
                                          ------------ ------------ ------------
Income before income taxes and
 cumulative effect of accounting
 change.................................       122,293      172,745      103,003
Provision for income taxes..............        47,817       67,543       43,005
                                          ------------ ------------ ------------
Income before cumulative effect of
 accounting change......................        74,476      105,202       59,998
Cumulative effect of change in method of
 accounting for income taxes............        14,000          --           --
                                          ------------ ------------ ------------
Net income..............................  $     88,476 $    105,202 $     59,998
                                          ============ ============ ============
Pro forma net income per common and
 common equivalent share (unaudited).
 See Note 2.............................                            $        .81
                                                                    ============


                See notes to consolidated financial statements.

                           UNISOURCE WORLDWIDE, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                    SEPTEMBER 30, SEPTEMBER 30,
                                                        1995          1996
                                                    ------------- -------------
                      ASSETS
Current Assets
  Cash.............................................  $   23,657    $   14,596
  Accounts receivable, less allowances for doubtful
   accounts;
   1995--$15,772; 1996--$19,927....................     859,168       790,818
  Inventories......................................     492,396       470,217
  Prepaid expenses and deferred taxes..............      48,972        54,853
                                                     ----------    ----------
    Total current assets...........................   1,424,193     1,330,484
                                                     ----------    ----------
Long-Term Receivables..............................       8,901        21,890
Property and Equipment, net........................     227,137       224,168
Goodwill...........................................     268,287       509,850
Deferred costs and other assets....................      90,506       105,322
                                                     ----------    ----------
Total Assets.......................................  $2,019,024    $2,191,714
                                                     ==========    ==========
       LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Current portion of long-term debt................  $      935    $      840
  Notes payable....................................      45,519        38,367
  Trade accounts payable...........................     443,077       438,899
  Accrued salaries, wages and commissions..........      38,000        27,011
  Restructuring costs..............................      33,302        15,575
  Other accrued expenses...........................      48,258        59,000
                                                     ----------    ----------
    Total current liabilities......................     609,091       579,692
                                                     ----------    ----------
Long-Term Debt.....................................      24,515        21,097
Notes and Advances Payable to Alco.................     919,089       553,700
Deferred Taxes and Other Liabilities
  Deferred taxes...................................      25,126        54,462
  Restructuring costs..............................       6,000        13,896
  Other long-term liabilities......................      19,316        33,366
                                                     ----------    ----------
                                                         50,442       101,724
                                                     ----------    ----------
Stockholder's Equity
  Series A Preferred Stock, par value $.01,
   authorized 200,000 shares; issued and
   outstanding 122,884 shares at $1 stated face
   value (liquidation preference $122,884) in
   1995............................................     122,884           --
  Common Stock, $.01 par value, authorized 200,000
   shares, issued and outstanding 100,000 shares...           1             1
  Additional paid-in capital.......................     184,394       778,444
  Retained earnings................................     127,892       181,458
  Foreign currency translation adjustments.........     (19,284)      (24,402)
                                                     ----------    ----------
    Total stockholder's equity.....................     415,887       935,501
                                                     ----------    ----------
Total Liabilities and Stockholder's Equity.........  $2,019,024    $2,191,714
                                                     ==========    ==========

                See notes to consolidated financial statements.

                           UNISOURCE WORLDWIDE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                             FISCAL YEAR ENDED SEPTEMBER 30,
                                             ---------------------------------
                                               1994        1995        1996
                                             ---------- ----------  ----------
Operating Activities
 Net income................................. $  88,476  $  105,202  $   59,998
 Additions (deductions) to reconcile net
  income to net cash (used) provided by
  operating activities
  Cumulative effect of change in
   accounting...............................   (14,000)        --          --
  Depreciation..............................    23,970      24,435      27,248
  Amortization..............................     8,577       8,973      12,771
  Provisions for losses on accounts
   receivable...............................    12,855      12,960      17,204
  Provision for deferred income taxes.......    16,381      33,281      32,314
  Restructuring costs, net..................   (46,588)    (60,364)     14,703
  Changes in operating assets and
   liabilities net of effects from
   acquisitions and divestiture:
    Decrease (increase) in accounts
     receivable.............................   (27,607)   (122,744)     46,492
    Decrease (increase) in inventories......    (9,063)    (70,671)     71,347
    Decrease (increase) in prepaid
     expenses...............................    (7,177)      5,245        (877)
    Increase (decrease) in accounts payable
     and accrued expenses...................    47,322      (9,352)    (70,949)
  Miscellaneous.............................     1,392       6,417      (4,337)
                                             ---------  ----------  ----------
   Net cash provided (used).................    94,538     (66,618)    205,914
                                             ---------  ----------  ----------
Investing Activities
 Cost of companies acquired, net of cash
  acquired..................................      (593)    (38,865)   (191,196)
 Collection of notes receivable.............       --          --       59,500
 Proceeds from the sale of property and
  equipment.................................     4,735       7,499       9,327
 Expenditures for property and equipment....   (33,934)    (50,054)    (35,758)
 Deferred cost expenditures.................   (18,005)    (57,337)    (52,290)
                                             ---------  ----------  ----------
   Net cash used............................   (47,797)   (138,757)   (210,417)
                                             ---------  ----------  ----------
Financing Activities
 Short-term debt repayments, net............    (4,195)     (3,245)    (30,521)
 Long-term debt repayments..................    (3,062)     (1,461)    (27,407)
 Dividend payments to Alco..................   (14,746)    (43,299)        --
 Proceeds (repayments) to Alco..............   (12,981)    260,872      53,370
                                             ---------  ----------  ----------
   Net cash provided (used).................   (34,984)    212,867      (4,558)
                                             ---------  ----------  ----------
Net (decrease) increase in cash.............    11,757       7,492      (9,061)
Cash at beginning of year...................     4,408      16,165      23,657
                                             ---------  ----------  ----------
Cash at end of year......................... $  16,165  $   23,657  $   14,596
                                             =========  ==========  ==========

                See notes to consolidated financial statements.

                           UNISOURCE WORLDWIDE, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                   FOREIGN
                          SERIES A          ADDITIONAL            CURRENCY
                          PREFERRED  COMMON  PAID IN   RETAINED  TRANSLATION
                            STOCK    STOCK   CAPITAL   EARNINGS  ADJUSTMENTS  TOTAL
                          ---------  ------ ---------- --------  ----------- --------
Balance September 30,
 1993...................  $ 122,884   $ 1    $184,394  $ (8,508)  $(18,434)  $280,337
Net income..............                                 88,476                88,476
Translation
 adjustments............                                            (1,360)    (1,360)
Preferred stock dividend
 to Alco................                                (14,746)              (14,746)
Other...................                                    767                   767
                          ---------   ---    --------  --------   --------   --------
Balance September 30,
 1994...................    122,884     1     184,394    65,989    (19,794)   353,474
Net income..............                                105,202               105,202
Translation
 adjustments............                                               510        510
Preferred stock dividend
 to Alco................                                (14,746)              (14,746)
Common stock dividend to
 Alco...................                                (28,553)              (28,553)
                          ---------   ---    --------  --------   --------   --------
Balance September 30,
 1995...................    122,884     1     184,394   127,892    (19,284)   415,887
Equity of company pooled
 by Alco................                                  8,314                 8,314
Net income..............                                 59,998                59,998
Translation
 adjustments............                                            (5,118)    (5,118)
Preferred stock dividend
 to Alco................                       14,746   (14,746)
Contribution of Series A
 Preferred Stock to
 capital................   (122,884)          122,884
Contribution of Alco
 intercompany notes and
 advances to capital....                      456,420                         456,420
                          ---------   ---    --------  --------   --------   --------
Balance September 30,
 1996...................        --    $ 1    $778,444  $181,458   $(24,402)  $935,501
                          =========   ===    ========  ========   ========   ========


                 See notes to consolidated financial statements

                           UNISOURCE WORLDWIDE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SPIN-OFF AND BASIS OF PRESENTATION

  Alco Standard Corporation ("Alco") will separate its printing and imaging and supply systems business from its office solutions business, with each business operating as a stand-alone publicly traded company. In order to effect the separation of these businesses, Alco has declared a dividend (the "Spin-Off") payable to holders of record of Alco common stock at the close of business on December 13, 1996 (the "Record Date") of one share of common stock, no par value, of Unisource Worldwide, Inc. ("Unisource Common Stock"), for every two shares of Alco stock owned on December 13, 1996 ("Exchange Ratio"). The actual number of shares of Unisource Common Stock to be distributed will be determined as of December 13, 1996. As a result of the distribution, 100% of the outstanding shares of Unisource Common Stock will be distributed to Alco shareholders.

  The consolidated financial statements of Unisource Worldwide, Inc. ("Unisource" or the "Company") include substantially all of the assets, liabilities, revenues and expenses of the printing and imaging and supply systems businesses of Alco. The Company is engaged in the marketing and distribution of quality printing papers, paper and imaging products for office and reprographic use, and supply systems products--disposable paper and plastic products, packaging equipment and supplies and sanitary maintenance supplies and equipment. Such consolidated financial statements include the assets, liabilities, revenues and expenses of Alco's wholly owned subsidiary, Unisource Worldwide, Inc., and the assets, liabilities, revenues and expenses of certain operations which were contributed to Unisource by Alco on October 1, 1995. All transactions between entities included in the consolidated financial statements have been eliminated. The consolidated financial statements have been prepared on the historical cost basis, and present the Company's financial position, results of operations and cash flows as derived from Alco's historical financial statements, except that the method of allocation of general corporate expenses and corporate interest expense has been changed to more appropriately reflect the Company's actual use of corporate services, and to allocate Alco's interest expense on consolidated borrowings to Unisource based on the relationship of its net assets to consolidated Alco net assets.

  In conjunction with the separation of their businesses, Unisource and Alco entered into various agreements that address the allocation of assets and liabilities between them and define their relationship after the separation, including a Distribution Agreement ("Distribution Agreement"), a Benefits Agreement ("Benefits Agreement") and a Tax Sharing and Indemnification Agreement ("Tax Sharing Agreement").

  The Distribution Agreement provides for, among other things, the principal transactions required to effect the Spin-Off, the conditions to the Spin-Off, the allocation between Alco and Unisource of certain assets and liabilities, and cooperation by Alco and Unisource in the provision of information and certain facilities necessary to perform the administrative functions incident to their respective businesses. The Distribution Agreement includes cross-indemnification provisions pursuant to which Unisource and Alco indemnify each other for damages that may arise out of a breach of their respective obligations under the agreement, which include, subject to certain exceptions, all liabilities and obligations arising out of the conduct or operation of their respective businesses before, on or after the Spin-Off. The Distribution Agreement also provides that the premises located at 825 Duportail Road, Wayne, Pennsylvania, presently owned by Alco and used as the corporate headquarters of Alco and Unisource (the "Headquarters Facility") will be held for sale and ownership and responsibility for maintenance will remain with Alco. Unisource will have the right to continue to use the Headquarters Facility until December 31, 1997 but prior to that date, upon notice to Alco, may terminate its occupancy and obligation to contribute to the cost of operating and maintaining the premises.

  Unisource will be obligated to pay a ratable share of the cost of operations and maintenance of the Headquarters Facility, including real estate taxes, utilities, maintenance, insurance and normal repairs. Following the Spin-Off, Alco and Unisource will each be responsible for its own management systems. The Distribution

                           UNISOURCE WORLDWIDE, INC.

Agreement does provide, however, for continued access, cooperation and support for a period of one year after December 31, 1996 and, in the case of certain computer equipment, up to two years after December 31, 1996.

  Under the Benefits Agreement, the wages, salaries and employee benefits of all employees of the Company will be the responsibility of the Company. Generally, the Company's obligation to provide benefits will include all obligations with respect to Company employees under pension plans, savings plans, multiemployer plans, welfare plans (retiree medical plans), supplemental benefit plans, certain deferred compensation plans, incentive plans, stock-based plans and other plans covering Company employees and will include liabilities that arose while the individuals were employed by Alco. The Benefits Agreement requires Alco to reimburse Unisource for a portion of any payments made by Unisource to former Unisource employees under Alco's 1985, 1991 and 1994 deferred compensation plans. The Company will assume certain Alco pension plans covering Company employees, and assets and liabilities attributable to Company employees under Alco's participating companies pension plan and Alco's 401(k) plan will be transferred to a new Company pension plan and 401(k) plan, respectively. Unisource employees and directors will be given the opportunity to convert Alco options into options to purchase Unisource Common Stock.

  Under the Tax Sharing Agreement, Unisource will bear its respective share of
(i) Alco's Federal consolidated income tax liability (or benefit), (ii) any unitary state income tax liability, and (iii) Alco's consolidated personal property tax liability for all tax periods that end before or that include December 31, 1996. For the taxable year ended September 30, 1996, Unisource's share of Alco's Federal consolidated tax liability (or benefit) will be 40% of such liability (or benefit) and Alco's share of such liability (or benefit) will be 60%. Unisource is responsible for paying any tax liabilities arising from any tax returns that it files separately. If any tax year ending before or including December 31, 1996 is subsequently examined by the IRS, and an adjustment results from such examination, then Unisource's share of Alco's additional Federal consolidated income tax liability (or benefit for that tax year) shall be computed and agreed to by the parties. The Tax Sharing Agreement generally provides that in the event that either Alco or Unisource takes any action inconsistent with, or fails to take any action required by, or in accordance with, the qualification of the Spin-Off as tax-free then Alco or Unisource, as the case may be, will be liable for and indemnify and hold the other harmless from any tax liability resulting from such action or inaction. If, within two years after December 31, 1996, either party engages in any transaction involving its assets or stock, and as a result, the Spin-Off is treated as a taxable event, then the party engaging in such transaction shall hold the other party harmless from any tax liability that results from the treatment of the Spin-Off as a taxable event. Alco is also responsible for any tax liability resulting from any action necessary to implement the Spin-Off and its associated events, including, for example, intercompany sales, liquidations and mergers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Foreign Currency Translation

  All assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of equity.

                           UNISOURCE WORLDWIDE, INC.

 Inventories

  Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out ("LIFO") method of determining cost for approximately 87% of its inventories and the first-in, first-out ("FIFO") method for the balance.

 Depreciation and Amortization

  Property and equipment are depreciated over their useful lives by the straight-line method. Amortization of capital lease assets is included in depreciation expense.

 Goodwill

  Substantially all goodwill (excess of purchase price over net assets acquired) is amortized over 40 years by the straight-line method. The recoverability of goodwill is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has current operating losses and based upon projections there is a likelihood that such operating losses will continue, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If impairment exists, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

 Interest Rate Swap Agreements

  The Company has entered into several interest rate swap agreements as a means of managing its interest rate exposure. These agreements have the effect of converting a portion of the Company's expected variable rate borrowings to fixed rate borrowings. Net amounts paid or received will be reflected as adjustments to interest expense.

 Cash Management

  Alco uses a centralized cash management system for all of its domestic operations, including those of Unisource. Cash reflected in the Consolidated Balance Sheets are primarily the balances maintained by Unisource's foreign subsidiaries.

 Accounting Changes

  During fiscal 1994, the Company changed its methods of accounting for income taxes and retiree health benefits. The cumulative effect of adopting Financial Accounting Standards Board ("FASB") Statement No. 109 ("FAS 109"), "Accounting for Income Taxes," (Note 10) was to increase net income by $14,000,000. The cumulative effect of adopting the new method of accounting for retiree health benefits was immaterial.

 Reclassifications

  Certain prior-year amounts have been reclassified to conform to current year presentation.

 Pending Accounting Changes

  In March 1995, the FASB issued Statement No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also

                           UNISOURCE WORLDWIDE, INC.

addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt FAS 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

  In October 1995, the FASB issued Statement No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for stock-based compensation plans. Adoption of the fair value method is encouraged; however, entities may elect to continue to account for stock-based compensation plans according to the provisions of Accounting Principles Board Statement No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," but provide the disclosures related to FAS 123. The Company is required to adopt FAS 123 in the first quarter of fiscal 1997, and at this time intends to account for stock-based compensation according to APB 25 and provide FAS 123 disclosures as required.

  In June 1996, the FASB issued Statement No. 125 ("FAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of a financial components approach that focuses on control. FAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not believe the effect of adoption will be material.

 Pro forma Net Income Per Common and Common Equivalent Share (unaudited)

  Historical net income per share has been omitted since Unisource was a wholly owned subsidiary of Alco during the periods presented and will be recapitalized as part of the Spin-Off.

  Unaudited pro forma net income per common and common equivalent share is calculated as if the Spin-Off had occurred on October 1, 1995 and assumes Unisource borrowed to fund the $553,700,000 intercompany notes repayment. See
Note 5. Net income used in determining the pro forma amount is based on historical net income adjusted for $9,187,000 of additional interest expense and $3,638,000 of related tax benefits. These adjustments relate to the assumed borrowings of $553,700,000 at an assumed weighted average interest rate of 7%, less corporate interest previously allocated by Alco. The assumed number of weighted average common and common equivalent shares (67 million) is based on actual Alco Common Shares outstanding as of September 30, 1996, the issuance of one Unisource share for every two Alco shares, and the estimated dilutive effect of Unisource stock options expected to be issued to replace Alco stock options held by Unisource employees. The actual number of common and common equivalent shares used to compute earnings per share after the Spin-Off will depend upon the number of shares of Unisource Common Stock that are outstanding at such time as well as the market price of the Unisource Common Stock. Excluding the $50 million restructuring charge in 1996, pro forma net income per common and common equivalent share would be $1.30.

3. ACQUISITIONS AND DIVESTITURE

  In fiscal 1994, the Company made one acquisition for $3,550,000 in Alco common stock. Total assets relating to this acquisition amounted to $5,456,000, including goodwill of $2,120,000. An additional $600,000 was paid and capitalized in fiscal 1994 relating to prior years' acquisitions.

  In fiscal 1995, the Company made 12 acquisitions for $38,515,000 in cash. Total assets relating to these 12 acquisitions totaled $54,870,000, including goodwill of $26,119,000. An additional $350,000 was paid and capitalized in fiscal 1995 relating to prior years' acquisitions.

  In September 1995, Central Products Company was sold for $2,000,000 in cash and $78,000,000 in notes, and a pre-tax gain of $3,867,000 was realized.

                           UNISOURCE WORLDWIDE, INC.

  In fiscal 1996, the Company made 40 acquisitions for an aggregate purchase price of $305,615,000 in cash, notes and Alco common stock. Total assets related to these 40 acquisitions were $359,717,000, including goodwill of $241,272,000. Alco also issued 651,175 common shares for an additional acquisition accounted for as a pooling-of-interests and results of operations of that acquisition have been included from the beginning of the fiscal year. An additional $10,315,000 was paid and capitalized in fiscal 1996 relating to prior-years' acquisitions.

  All purchase acquisitions are included in results of operations from their dates of acquisition.

  Adjusted for the effects of the divestiture, had the purchase acquisitions been made at the beginning of the fiscal year prior to their acquisition, unaudited pro forma results of operations would have been:

                                               FISCAL YEAR ENDED SEPTEMBER 30,
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
                                                (IN MILLIONS EXCEPT PER SHARE
                                                           AMOUNT)
   Revenues................................... $  5,843.3 $  7,675.7 $  7,438.7
   Net income.................................       89.1      122.3       69.8
   Pro forma earnings per share--See Note 2...                              .96

  The divestiture had the impact of decreasing pro forma net income by $3,679,000 and $4,793,000 respectively, in fiscal 1994 and fiscal 1995.

4. SALE OF ACCOUNTS RECEIVABLE

  The Company entered into an agreement to sell, with limited recourse, up to CN$95,000,000 of certain eligible Canadian accounts receivable through December 1, 1996. The agreement provides limited recourse to the Company in the event that any of the previously sold receivables become uncollectible. As collections reduce previously sold interests, new receivables will be sold up to CN$95,000,000. The amount of receivables sold under the agreement was CN$95,000,000 (US$71,000,000) and CN$90,000,000 (US$66,100,000) at September
30, 1995 and 1996, respectively.

5. TRANSACTIONS WITH ALCO

  Prior to the Spin-Off, Unisource is expected to borrow $553,700,000 under a credit facility (see note 9) to repay the outstanding intercompany notes and advances payable. The balance of the intercompany notes and advances in excess of $553,700,000 was contributed to Unisource's common stockholder equity as of September 30, 1996. Effective September 30, 1996, the $553,700,000 amount plus any additional advances to Unisource subsequent to September 30, 1996 will bear interest at 6.75% per annum.

  The Series A Preferred Stock, all of which was owned by Alco, and the related fiscal 1996 cumulative dividends were contributed to common equity by Alco on September 30, 1996.

  There are no material intercompany purchase or sale transactions between Alco and Unisource. Under Alco's centralized cash management system, short-term advances from Alco and excess cash sent to Alco are reflected as intercompany advances. Notes payable to Alco reflect borrowings by the Company to finance acquisitions. Unisource has been charged corporate interest expense based on the relationship of its net assets to total Alco net assets, excluding corporate debt, in amounts of $19,813,000 in 1994, $26,586,000 in 1995 and
$29,572,000 in 1996.

                           UNISOURCE WORLDWIDE, INC.

  Included in the Consolidated Statements of Income is an allocation of general corporate expenses related to services provided for Unisource by Alco in the amounts of $11,347,000 in 1994, $14,168,000 in 1995 and $18,014,000 in 1996.
This allocation was based on an estimate of the proportion of corporate expenses related to the Unisource business for the periods presented and, in the opinion of management, has been made on a reasonable basis and approximates the incremental costs that would have been incurred had Unisource been operating on a stand-alone basis.

6. INVENTORIES

  If the FIFO method of accounting had been used exclusively, inventories would have been $92,590,000 and $68,463,000 higher at September 30, 1995 and 1996, respectively. See Note 2. Inventories consist principally of finished goods.

7. PROPERTY AND EQUIPMENT

  Property and equipment, at cost, consisted of (in thousands):

                                                                SEPTEMBER 30,
                                                              -----------------
                                                                1995     1996
                                                              -------- --------
   Land...................................................... $ 26,798 $ 24,937
   Buildings and improvements................................  171,740  177,289
   Machinery and equipment...................................  162,687  194,455
                                                              -------- --------
                                                               361,225  396,681
   Less: accumulated depreciation............................  134,088  172,513
                                                              -------- --------
                                                              $227,137 $224,168
                                                              ======== ========

8. NOTES PAYABLE

  The Company may borrow up to $100,000,000 or the Canadian dollar equivalent under a credit agreement with four banks. Facility fees of 9 basis points per annum are charged for this commitment. Loans under the agreement may be made under a selection of rate formulas including prime, the Eurodollar rate in the United States or Canada, or the Canadian Bankers Acceptance rate. At September 30, 1995 and 1996, the Company had borrowed $45,519,000 and $7,345,000 respectively, under this agreement. The average interest rate at September 30, 1995 and 1996, was 6.73% and 4.3%, respectively. This credit agreement, which is guaranteed by Alco, will be canceled and amounts outstanding thereunder will be repaid after Unisource enters into the Credit Facility. At September 30, 1996, the Company also borrowed $8,658,000 at 5.75% under an overdraft line of credit with a Canadian Bank. Notes payable also includes $22,364,000 related to acquisitions at an average interest rate of 6%.

  Interest paid on the above notes was $2,937,000, $3,799,000 and $2,295,000 in 1994, 1995 and 1996, respectively.

                           UNISOURCE WORLDWIDE, INC.

9. LONG-TERM DEBT AND CREDIT FACILITY

  Long-term debt consisted of:

                                                                SEPTEMBER 30,
                                                               ---------------
                                                                1995    1996
                                                               ------- -------
                                                               (IN THOUSANDS)
   Industrial revenue bonds at average interest rate of 5.1%
    in 1995 and 4.4% in 1996.................................. $10,328 $ 9,424
   Capital lease obligations..................................  14,444  12,322
   Sundry notes, bonds and mortgages at average interest rate
    of 10% in 1995 and 6.7% in 1996...........................     678     191
                                                               ------- -------
                                                                25,450  21,937
   Less current maturities....................................     935     840
                                                               ------- -------
                                                               $24,515 $21,097
                                                               ======= =======

  The industrial revenue bonds, capital lease obligations and mortgages are secured by related property and equipment with a net book value of approximately $17,937,000 and $14,962,000 at September 30, 1995 and 1996,
respectively.

  Long-term debt matures in fiscal years as follows: 1997--$840,000; 1998-- $565,000; 1999--$609,000; 2000--$648,000; 2001--$696,000; 2002-2012--
$18,579,000.

  On November 22, 1996, the Company entered into a $1,000,000,000 five-year unsecured competitive advance and revolving credit facility. The credit facility includes multicurrency options for up to $100,000,000 in Pounds Sterling, Deutsche Marks and French Francs and a $100,000,000 Canadian dollar subfacility. Borrowings under the revolver shall bear interest at either the Alternate Base Rate (as defined) or LIBOR plus a spread equal to 18.5 basis points during the initial six months of the credit facility. After the initial six month period, the LIBOR spread will range from 14.5 to 30 basis points, depending on certain financial ratios and credit ratings. The credit facility provides for certain fees, including a facility fee and utilization fee. The facility fee will range from 8 to 15 basis points per annum on the full amount of the credit facility, determined in a manner consistent with the LIBOR spread described above. A utilization fee of 5 basis points per annum will accrue on the aggregate amount of all loans outstanding during the initial six months of the credit facility and 5 basis points per annum thereafter each day the aggregate amount of all loans under the credit facility exceeds two-thirds of the aggregate commitment. The credit facility includes financial covenants requiring a ratio of funded debt to capitalization of less than 55% and a minimum net worth of $745,000,000 plus 50% of consolidated net income (without deduction for losses) after the date of the credit facility.

  Interest paid on long-term debt, excluding amounts charged by Alco, totaled $3,830,000, $3,079,000 and $3,213,000 in 1994, 1995 and 1996, respectively.

10. TAXES ON INCOME

  Effective October 1, 1993, the Company adopted FAS No. 109, "Accounting for Income Taxes." FAS 109 permitted the Company to recognize the benefit of certain deferred tax assets that could not be recognized under the previous standard, FAS 96. The cumulative effect of adopting FAS 109 as of October 1, 1993 was to increase net income by $14,000,000. As permitted under FAS 109, prior years' financial statements were not restated.

                           UNISOURCE WORLDWIDE, INC.

  The Company has been included in the consolidated federal income tax return of Alco. The following provision for income taxes was determined as if the Company were a separate taxpayer.

                                             FISCAL YEAR ENDED SEPTEMBER 30,
                                             ----------------------------------
                                                1994        1995        1996
                                             ----------  ----------  ----------
                                                      (IN THOUSANDS)
   Current provision:
     Federal................................    $27,913     $32,486     $ 6,093
     Foreign................................      3,277       1,946       2,728
     State and local........................        246        (170)      1,870
                                             ----------  ----------  ----------
                                                 31,436      34,262      10,691
   Deferred provision (benefit):
     Federal................................     21,878      25,070      26,265
     Foreign................................     (5,392)      8,258       3,801
     State and local........................       (105)        (47)      2,248
                                             ----------  ----------  ----------
                                                 16,381      33,281      32,314
                                             ----------  ----------  ----------
                                             $   47,817  $   67,543  $   43,005
                                             ==========  ==========  ==========

  The components of deferred income tax assets and liabilities were as follows:

                                                               SEPTEMBER 30
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
                                                               (IN THOUSANDS)
   Deferred tax liabilities:
     Depreciation and amortization.......................... $ 30,359  $ 32,917
     Long-Term contract.....................................   16,039    37,868
     Other..................................................      --      1,021
                                                             --------  --------
       Total deferred tax liabilities.......................   46,398    71,806
                                                             --------  --------
   Deferred tax assets:
     Nondeductible accruals.................................   30,400    30,292
     Net operating loss carryforwards.......................   20,955    20,408
     Other..................................................    3,688       --
                                                             --------  --------
       Total deferred tax assets............................   55,043    50,700
     Valuation allowance....................................  (11,420)  (12,736)
                                                             --------  --------
     Deferred tax assets, net of valuation allowance........   43,623    37,964
                                                             --------  --------
   Net deferred tax liabilities............................. $  2,775  $ 33,842
                                                             ========  ========

  The net operating loss deferred tax asset at September 30, 1996 consists primarily of foreign carryforwards of $26,017,000 principally expiring in years 1997 through 2000 and domestic state carryforwards expiring in years 1997 through 2011.

                           UNISOURCE WORLDWIDE, INC.

  Components of the effective income tax rate:

                                                            FISCAL YEAR ENDED
                                                              SEPTEMBER 30,
                                                            -------------------
                                                            1994   1995   1996
                                                            -----  -----  -----
   Federal.................................................  35.0%  35.0%  35.0%
   State...................................................    .1    (.1)   2.5
   Goodwill................................................   1.3     .9    1.4
   Foreign, including credits..............................   1.0    2.0    4.2
   Other...................................................   1.7    1.3   (1.3)
                                                            -----  -----  -----
                                                             39.1%  39.1%  41.8%
                                                            =====  =====  =====

  Tax provisions are settled through the intercompany account and Alco made payments (refunds) on behalf of the Company, which approximated $(4,124,000), $12,610,000 and $(14,070,000) in fiscal years 1994, 1995 and 1996, respectively.

  Undistributed earnings of the Company's foreign subsidiaries were approximately $5,216,000 at September 30, 1996. Those earnings are considered to be indefinitely reinvested and, therefore, no provision has been recorded for U.S. federal and state income taxes.

11. PENSION AND STOCK PURCHASE PLANS

  The Company sponsors defined benefit pension plans for the majority of its employees. The benefits generally are based on years of service and average compensation. The Company funds at least the minimum amount required by government regulations. The cost of these plans, together with contributions to multiemployer and defined contribution pension plans ($4,806,000 in 1994, $2,619,000 in 1995 and $3,748,000 in 1996), is charged to operations, and amounted to $12,035,000, $11,600,000 and $14,552,000 in 1994, 1995 and 1996,
respectively.

  The components of net periodic pension cost for Company-sponsored defined benefit pension plans are:

                                             FISCAL YEAR ENDED SEPTEMBER 30,
                                             ---------------------------------
                                               1994        1995        1996
                                             ---------- ----------  ----------
                                                     (IN THOUSANDS)
   Service cost............................  $  11,661  $   10,896  $   12,850
   Interest cost on projected benefit obli-
    gation.................................     12,974      15,191      17,611
   Actual return on plan assets............     (7,675)    (41,761)    (42,193)
   Net amortization and deferral...........     (9,731)     24,655      22,536
                                             ---------  ----------  ----------
                                             $   7,229  $    8,981  $   10,804
                                             =========  ==========  ==========

  Assumptions used in accounting for the Company-sponsored defined benefit pension plans were:

                                           FISCAL YEAR ENDED SEPTEMBER 30,
                                           ----------------------------------
                                              1994        1995        1996
                                           ----------  ----------  ----------
   Weighted average discount rates........       7.75%       7.50%       7.75%
   Rates of increase in compensation lev-
    els...................................       6.25%       6.00%       6.25%
   Expected long-term rate of return on
    assets................................      10.00%      10.00%      10.00%

                           UNISOURCE WORLDWIDE, INC.

  The funded status and amounts recognized in the consolidated balance sheets for the Company-sponsored defined benefit pension plans are:

                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1995      1996
                                                            --------  --------
                                                             (IN THOUSANDS)
   Actuarial present value of benefit obligations:
     Vested................................................ $180,307  $112,041
                                                            ========  ========
     Accumulated........................................... $183,830  $115,707
                                                            ========  ========
     Projected............................................. $221,274  $138,033
   Plan assets at fair value...............................  200,051   132,644
                                                            --------  --------
   Plan assets less than projected benefits................  (21,223)   (5,389)
   Items not yet recognized:
     Net gain..............................................   (5,976)  (14,541)
     Prior service cost....................................    4,761     7,496
     Transition asset, net of amortization.................   (9,955)   (4,487)
   Adjustment required to recognize minimum liability......     (285)   (3,831)
                                                            --------  --------
   Net pension liability................................... $(32,678) $(20,752)
                                                            ========  ========

  Under the Benefits Agreement, Alco will assume certain benefit obligations and related assets for retirees and terminated vested employees of the Company, which are estimated to be $101,000,000 and have been removed from the September 30, 1996 balances reflected in the table above.

  Substantially all of the Alco and Unisource plan assets totaling $346,721,000 at September 30, 1996 are invested in listed stocks, bonds, and government securities, including common stock of Alco having a fair value of $59,850,000.

  The majority of the Company's employees were eligible to participate in Alco's Stock Participation Plan through fiscal 1995, under which they were permitted to invest 2% to 6% of regular compensation before taxes. The Company contributed an amount equal to two-thirds the employee's investment and all amounts were invested in Alco's common shares. Effective October 2, 1995, the Stock Participation Plan was replaced by a Retirement Savings Plan ("RSP"). The RSP allows employees to invest 1% to 16% of regular compensation before taxes in multiple investment funds. The Company contributes an amount equal to two-thirds of the employees' investments, up to 6% of regular compensation, for a maximum company match of 4%. Prior to the Spin-Off, Company contributions are invested in Alco common stock. Following the Spin-Off, Company contributions will be invested in Unisource Common Stock. Employees vest in a percentage of the Company's contribution after two years of service, with full vesting at the completion of five years of service. There is a similar plan for eligible management employees. The cost of the stock purchase plans charged to operations amounted to $9,359,000, $9,902,000 and $13,307,000 in 1994, 1995 and
1996, respectively.

  The Company increased its net pension liability by $1,048,000 in fiscal 1995 due to early retirement benefits granted to employees in connection with the 1993 restructuring program.

  As a result of the divestiture of Central Products Company, the Company realized and recorded a curtailment loss of $446,000 in 1995.

                           UNISOURCE WORLDWIDE, INC.

12. LEASES

  Capital leases are included in property and equipment in the amount of $17,430,000 and $15,596,000 at September 30, 1995 and 1996, respectively.
Accumulated amortization of $8,973,000 and $8,508,000 is included in accumulated depreciation at September 30, 1995 and 1996, respectively. Related obligations are in long-term debt (See Note 9).

  Future minimum lease payments under noncancelable leases with remaining terms of more than one year are due as follows:

                                               FISCAL YEAR ENDED SEPTEMBER 30,
                                               -------------------------------
                                               CAPITAL LEASES OPERATING LEASES
                                               -------------- ----------------
                                                       (IN THOUSANDS)
   1997.......................................    $  1,872        $ 43,422
   1998.......................................       1,817          38,103
   1999.......................................       1,772          31,356
   2000.......................................       1,737          26,092
   2001.......................................       1,683          19,847
   2002 and thereafter........................      14,319          57,091
                                                  --------        --------
   Total minimum lease payments...............      23,200        $215,911
                                                                  ========
   Amount representing interest and executory
    costs.....................................     (10,878)
                                                  --------
   Present value of net minimum lease pay-
    ments.....................................    $ 12,322
                                                  ========

  Rental expense under operating leases for the years ended September 30, 1994, 1995 and 1996 totaled $46,938,000, $51,090,000 and $61,907,000, respectively.

13. STOCK OPTIONS

  Alco has certain Stock Option Plans (the "Plans") under which incentive stock options and non-qualified stock options may be granted to officers, key employees and directors of Alco. In connection with the separation of Unisource from Alco, stock options under the Plans that are not exercised prior to the effective date of the Spin-Off will be adjusted. Optionholders who remain employees of Alco will retain their options to purchase Alco shares, while optionholders who become employees of Unisource after the Spin-Off will be given the opportunity to receive options to purchase shares of Unisource Common Stock in lieu of their Alco options. The number of shares subject to, and the exercise price of, each Alco option that is converted to a Unisource option will be converted based upon a formula that preserves the inherent economic value and vesting and term provisions of such Alco options. The Exchange Ratio and the fair market value of the Unisource Common Stock, upon active trading, will also impact the number of options issued to Unisource employees. The number of Alco stock options held by optionholders expected to become Unisource employees at September 30, 1996 was 1,287,683 with a range of exercise price from $9.69 to $57.50. The ultimate number of Alco stock options to be held by Unisource employees at December 13, 1996 and the number and exercise price of the Unisource stock options to be issued, subject to the above calculation, cannot yet be determined.

  Unisource intends to establish its own Stock Option Plan in order to grant incentive stock options and non-qualified stock options to officers, key employees and directors of the Company. This plan will permit Unisource to determine the option price and other terms and conditions of the options.

                           UNISOURCE WORLDWIDE, INC.

14. FINANCIAL INSTRUMENTS

 Concentration of Credit Risk

  The Company is subject to credit risk through trade accounts receivable. Credit risk with respect to trade accounts receivable is minimized because of a large customer base and its geographic dispersion.

  The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

 Interest Rate Swap Agreements

  The Company has entered into four interest rate swap agreements with terms beginning December 2, 1996 and expiring annually through December 1, 2000. These agreements have a total principal/notional amount of $200,000,000 and have fixed rates from 6.18% to 6.83%. The Company is required to make payments to the counterparties at the fixed rates stated in the agreements and in return the Company receives payments at variable rates (LIBOR), effectively hedging a portion of the expected borrowings under the variable rate Credit Facility. At September 30, 1996, these interest rate swap agreements had a fair value of ($1,150,000).

 Cash, Notes Payable and Long-Term Receivables

  The carrying amounts reported in the balance sheet approximate fair value.

 Long-Term Debt

  The fair value of long-term debt instruments is estimated using a discounted cash flow analysis.

  The fair value of the Company's long-term debt (excluding capital leases) was $10,500,000 and $8,550,000 at September 30, 1995 and 1996, respectively as compared to the carrying amounts of $11,006,000 and $9,615,000, respectively.

15. RESTRUCTURING

  On September 29, 1993, the Company adopted a plan to restructure its business including the following: installation of a customer-focused information system, redesigning of warehouse and transportation management functions, regionalization of management and administrative support functions, and consolidation of service center locations. In connection with certain elements of the restructuring plan, the Company recorded a pre-tax charge to earnings of $175,000,000 in the fourth quarter of fiscal 1993. The charge provided for facility consolidation ($60,700,000), severance costs ($48,000,000), and the related organizational and system redesign ($22,000,000). The remaining balance at September 30, 1995 was $39,302,000 which consisted principally of $17,000,000 for facilities consolidation costs, $10,000,000 for severance costs, and $6,000,000 for system redesign costs.

  In June 1996, the Company recorded a restructuring charge of $50,000,000 associated with the regional realignment from ten to five regions in the United States and facility mergers in the United States and Canada. The $50,000,000 charge includes facility closure costs of $33,000,000 and severance costs for approximately 900 employees of $17,000,000. At September 30, 1996, the remaining restructuring reserves are approximately $29,500,000, which consists of $14,800,000 for facilities consolidation and $14,700,000 for severance costs.

16. CONTINGENCIES

  There are contingent liabilities for taxes, guarantees, lawsuits, environmental remediation claims and various other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the Company.

17. COMMITMENTS

  Effective January 1, 1994, the Company entered into an outsourcing agreement that provided for the information technology system to be implemented as part of its 1993 restructuring plan. This agreement calls

                           UNISOURCE WORLDWIDE, INC.

for the payment of $300,000,000 over a ten-year period. Supplemental amendments to the contract for additional services will require additional payments of $30,000,000 over the remaining contract period expected to extend through fiscal 2005. At September 30, 1996, the remaining commitment under the agreement and related amendments is $194,000,000. Included in deferred costs and other assets is $90,940,000 of costs associated with the information technology outsourcing agreement, which will be amortized over the remaining contract life upon implementation of the system. The information technology system is expected to be fully implemented by the end of fiscal 1999.

18. GEOGRAPHIC INFORMATION

  Revenues, income before taxes and identifiable assets by geographic area for fiscal years ended September 30 are as follows:

                                                       1994     1995     1996
                                                     -------- -------- --------
                                                           (IN MILLIONS)
   Revenues
     Domestic......................................  $5,107.6 $6,110.5 $6,101.9
     Canada........................................     648.9    804.0    774.0
     Other Foreign.................................       --      72.8    146.9
                                                     -------- -------- --------
       Total.......................................  $5,756.5 $6,987.3 $7,022.8
                                                     ======== ======== ========
   Income before taxes and cumulative effect of ac-
    counting change
     Domestic......................................  $  113.9 $  138.3 $   81.9
     Canada........................................       8.4     32.5     13.2
     Other Foreign.................................                1.9      7.9
                                                     -------- -------- --------
       Total.......................................  $  122.3 $  172.7 $  103.0
                                                     ======== ======== ========
     Assets
     Domestic......................................  $1,423.5 $1,665.3 $1,804.0
     Canada........................................     296.5    330.3    280.6
     Other Foreign.................................               23.4    107.1
                                                     -------- -------- --------
       Total.......................................  $1,720.0 $2,019.0 $2,191.7
                                                     ======== ======== ========

  Included in income before taxes for fiscal 1996 are restructuring costs of $38,000,000 for domestic operations and $12,000,000 for Canadian operations.

  Other foreign consists of operations in Mexico and sales offices in Vienna and Hong Kong.

19. QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

  Following is a summary of the unaudited interim results of operations for each quarter in the years ended September 30, 1995 and September 30, 1996.

                              FIRST  SECOND   THIRD      FOURTH
                             QUARTER QUARTER QUARTER     QUARTER TOTAL
                             ------- ------- -------     ------- ------
                                         (IN MILLIONS)
   Year ended September 30,
    1995
   Revenues................  $1,547  $1,750  $1,833      $1,857  $6,987
   Gross profit............     242     269     274         277   1,062
   Net income..............      20      23      29          33     105
   Year Ended September 30,
    1996
   Revenues................   1,716   1,747   1,749       1,811   7,023
   Gross Profit............     269     290     292         276   1,127
   Net income..............      26      29      (6)(1)      11      60(1)

--------
(1) Includes $50,000,000 restructuring charges; $32,500,000 net of tax.

           INDEX OF INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

DESCRIPTION                                                                 PAGE
-----------                                                                 ----
Signature Page............................................................. II-1
Report of Independent Auditors on Schedule................................. II-2
Schedule II................................................................ II-3
Exhibit Index.............................................................. II-4

                                   SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Unisource Worldwide, Inc.

                                                     /s/ Ray B. Mundt
                                          By: _________________________________
                                             Name: Ray B. Mundt
                                                 Title: Chairman and Chief
                                                     Executive Officer

Date: November 26, 1996

                   REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

To the Board of Directors and Stockholder
Unisource Worldwide, Inc.

  We have audited the consolidated financial statements of Unisource Worldwide, Inc. as of September 30, 1995 and 1996, and for each of the three years in the period ended September 30, 1996, and have issued our report thereon dated October 16, 1996, except for notes 1 and 9, as to which the date is November 22, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule of Valuation and Qualifying Accounts included in this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Philadelphia, Pennsylvania
October 16, 1996

                           UNISOURCE WORLDWIDE, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                 COL. C
                                       ----------------------------
         COL. A              COL. B             ADDITIONS              COL. D           COL. E
         ------           ------------ ---------------------------- ------------    --------------
                          BALANCES AT  CHARGED TO  CHARGED TO OTHER
                          BEGINNING OF  COSTS AND     ACCOUNTS--    DEDUCTIONS--    BALANCE AT END
      DESCRIPTION            PERIOD     EXPENSES       DESCRIBE       DESCRIBE        OF PERIOD
      -----------         ------------ ----------- ---------------- ------------    --------------
YEAR ENDED SEPTEMBER 30,
 1994
Allowance for doubtful
 accounts...............  $15,680,000  $12,855,000    $  232,000(1) $12,833,000(2)   $15,934,000
YEAR ENDED SEPTEMBER 30,
 1995
Allowance for doubtful
 accounts...............  $15,934,000  $12,960,000    $  187,000(1) $13,309,000(2)   $15,772,000
YEAR ENDED SEPTEMBER 30,
 1996
Allowance for doubtful
 accounts...............  $15,772,000  $17,204,000    $4,009,000(1) $17,058,000(2)   $19,927,000

--------
(1) Represents beginning balances of acquired companies.
(2) Accounts written off during year, net of recoveries.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   2.1   Distribution Agreement between Alco Standard Corporation and Unisource
         Worldwide, Inc. and certain of its subsidiaries.
   2.2   Form of Rights Agreement (to be in effect upon the effectiveness of the Spin-Off).
   3.1   Form of Restated Certificate of Incorporation, as amended, including form of amendment to be in effect upon the effectiveness of the Spin-
         Off of Unisource Worldwide, Inc.
   3.2   Form of Amended and Restated By-laws of Unisource Worldwide, Inc. (to be in effect upon the effectiveness of the Spin-Off).
  10.1   Tax Sharing Agreement between Alco Standard Corporation and Unisource
         Worldwide, Inc. and certain of its subsidiaries.
  10.2   The Unisource Worldwide, Inc. 1996 Directors' Stock Option Plan.
  10.3   The Unisource Worldwide, Inc. Supplemental Employee Retirement Plan.
  10.4   Information Technology Services Agreement between Unisource Worldwide,
         Inc. and Integrated Systems Solutions Corporation, incorporated by reference to Alco Standard Corporation Form 10-K for fiscal year ended
         1995, Exhibit 10.19 (File No. 1-05964).
  10.5   Benefits Agreement between Alco Standard Corporation and Unisource
         Worldwide, Inc.
  10.6   Long Term Incentive Compensation Plan.
  10.7   Partners' Stock Purchase Plan.
  10.8   Stock Award Plan.
  10.9   1997 Deferred Compensation Plan.
  10.10  Credit Agreement among Unisource Worldwide, Inc., Unisource Capital
         Corporation, Unisource Canada, Inc., The Chase Manhattan Bank, as
         Administrative Agent and the Toronto-Dominion Bank, as Canadian Agent,
         Toronto Dominion (Texas), Inc., as Documentation Agent and Chase
         Securities Inc., as Arranger.
  10.11  Partners' Loan Program.
  10.12  Revolving Credit and Acceptance Agreement, dated as of April 21, 1993, among Alco, Unisource Canada Inc. and The Toronto Dominion Bank, filed as Exhibit 4.2 to Alco's 1993 Form 10-K, is incorporated herein by reference. Amendment No. 1 to Revolving Credit and Acceptance
         Agreement, filed as Exhibit 4.2 to Alco's 1994 Form 10-K, is incorporated herein by reference (File No. 1-05964).
  10.13  Receivables Purchase Agreement and Guarantee between PCA Paper
         Acquisition Inc., Stars Trust, Alco and Bank of Montreal, filed as
         Exhibit 4.4 to Alco's 1992 Form 10-K, is incorporated herein by reference. Amendment dated September 30, 1994 to Receivables Purchase
         Agreement, filed as Exhibit 4.4 to Alco's 1994 Form 10-K, is incorporated herein by reference (File No. 1-05964).
  21.0   List of Subsidiaries of Unisource Worldwide, Inc.